SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2016

Commission File Number 1-14926

KT Corporation

(Translation of registrant’s name into English)

KT Gwanghwamun Building East

33, Jongno 3-gil, Jongno-gu

110-130 Seoul, Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated:	September 9, 2016
KT Corporation

By:	/s/ Youngwoo Kim
Name:	Youngwoo Kim
Title:	Vice President

By:	/s/ Jungsup Jung
Name:	Jungsup Jung
Title:	Director

Item I. Submission of FY2016 Interim Financial Statements

KT Corp filed its FY2016 interim financial statements to the Korea Exchange of the Republic of Korea on August 16, 2016.

Exhibit 1: Interim Consolidated Financial Statements of KT Corp as of June 30, 2016

Exhibit 2: Interim Separate Financial Statements of KT Corp as of June 30, 2016

Item II. FY2016 Dividend Plan

Considering yearly earnings outlook and cash allocation plan, we expect FY 2016 dividend to be approximately KRW 800 per share.

Board of the directors will make a final decision of FY 2016 dividend in early 2017.

However, the dividend plan is subject to change depending on operational result and business environment.

※ Announcement date : July 29, 2016

Exhibit 1

KT Corporation and Subsidiaries

Interim Consolidated Financial Statements

June 30, 2016 and 2015

KT Corporation and Subsidiaries

Index

June 30, 2016 and 2015

Page(s)

Report on Review of Interim Financial Statements	1 – 2

Interim Consolidated Financial Statements

Interim Consolidated Statements of Financial Position	3 – 4

Interim Consolidated Statements of Income	5

Interim Consolidated Statements of Comprehensive Income	6

Interim Consolidated Statements of Changes in Equity	7

Interim Consolidated Statements of Cash Flows	8 – 9

Notes to Interim Consolidated Financial Statements	10 – 68

Report on Review of Interim Financial Statements

(English Translation of a Report Originally Issued in Korean)

To the Shareholders and Board of Directors of

KT Corporation

Reviewed Financial Statements

We have reviewed the accompanying interim consolidated financial statements of KT Corporation and its subsidiaries (the “Group”). These financial statements consist of the interim consolidated statement of financial position of the Company as of June 30, 2016, and the related interim consolidated statements of income and interim comprehensive income for the three-month and six-month period periods ended June 30, 2016 and 2015, and the interim consolidated statements of changes in equity and cash flows for the six-month periods ended June 30, 2016 and 2015, and a summary of significant accounting policies and other explanatory notes, expressed in Korean won.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with the International Financial Reporting Standards as adopted by the Republic of Korea (“Korean IFRS”) 1034, Interim Financial Reporting, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to issue a report on these consolidated financial statements based on our reviews.

We conducted our reviews in accordance with the quarterly and semi-annual review standards established by the Securities and Futures Commission of the Republic of Korea. A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with auditing standards generally accepted in the Republic of Korea and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Samil PricewaterhouseCoopers, 92, Hangangdaero, Yongsan-gu, Seoul 04386, Korea, www.samil.com

Conclusion

Based on our reviews, nothing has come to our attention that causes us to believe the accompanying interim consolidated financial statements do not present fairly, in all material respects, in accordance with the Korean IFRS 1034, Interim Financial Reporting.

Other Matters

We have audited the consolidated statement of financial position of the Company as of December 31, 2015, and the related consolidated statements of comprehensive income, changes in equity and cash flows for the year then ended, in accordance with the Korean Standards on Auditing. We expressed an unqualified opinion on those financial statements in our audit report dated March 4, 2016. These financial statements are not included in this review report. The consolidated statement of financial position as of December 31, 2015, presented herein for comparative purposes, is consistent, in all material respects, with the above audited statement of financial position as of December 31, 2015.

Review standards and their application in practice vary among countries. The procedures and practices used in the Republic of Korea to review such financial statements may differ from those generally accepted and applied in other countries.

Seoul, Korea

August 16, 2016

This report is effective as of August 16, 2016, the review report date. Certain subsequent events or circumstances, which may occur between the review report date and the time of reading this report, could have a material impact on the accompanying interim consolidated financial statements and notes thereto. Accordingly, the readers of the review report should understand that there is a possibility that the above review report may have to be revised to reflect the impact of such subsequent events or circumstances, if any.

KT Corporation and Subsidiaries

Interim Consolidated Statements of Financial Position

June 30, 2016 and December 31, 2015

(in millions of Korean won)	Notes	June 30, 2016 (Unaudited)		December 31, 2015

Assets

Current assets
Cash and cash equivalents	4	~~W~~	3,043,228	~~W~~	2,559,464
Trade and other receivables, net	4, 5		4,549,593		4,884,617
Other financial assets	4, 6		438,923		292,943
Inventories, net	7		434,474		525,366
Current income tax assets			338		3,881
Other current assets	8		372,245		316,905

Total current assets			8,838,801		8,583,176

Non-current assets
Trade and other receivables, net	4, 5		668,364		704,147
Other financial assets	4, 6		645,364		658,323
Property and equipment, net	9		13,848,470		14,478,914
Investment property, net	9		1,084,976		1,102,070
Intangible assets, net	9		2,355,602		2,599,751
Investments in joint ventures and associates	10		291,287		270,029
Deferred income tax assets			779,738		842,417
Other non-current assets	8		111,626		102,358

Total non-current assets			19,785,427		20,758,009

Total assets		~~W~~	28,624,228	~~W~~	29,341,185

KT Corporation and Subsidiaries

Interim Consolidated Statements of Financial Position

June 30, 2016 and December 31, 2015

(in millions of Korean won)	Notes	June 30, 2016 (Unaudited)		December 31, 2015

Liabilities and Equity

Current liabilities
Trade and other payables	4, 11	~~W~~	5,763,087	~~W~~	6,335,027
Borrowings	4, 12		2,287,236		1,726,098
Other financial liabilities	4, 6		1,774		43,645
Current income tax liabilities			96,853		81,114
Provisions	13		96,958		103,907
Deferred income			60,192		98,427
Other current liabilities	8		302,525		251,688

Total current liabilities			8,608,625		8,639,906

Non-current liabilities
Trade and other payables	4, 11		562,636		668,973
Borrowings	4, 12		5,940,259		6,908,799
Other financial liabilities	4, 6		94,502		103,683
Net defined benefit liabilities	14		625,921		524,083
Provisions	13		97,262		91,365
Deferred income			85,354		95,916
Deferred income tax liabilities			126,627		129,650
Other non-current liabilities	8		52,982		13,345

Total non-current liabilities			7,585,543		8,535,814

Total liabilities			16,194,168		17,175,720

Equity attributable to owners of the Parent Company

Capital stock			1,564,499		1,564,499
Share premium			1,440,258		1,440,258
Retained earnings	16		9,350,357		9,059,305
Accumulated other comprehensive income			(4,135)		13,870
Other components of equity	17		(1,228,721)		(1,232,863)

			11,122,258		10,845,069
Non-controlling interest			1,307,802		1,320,396

Total equity			12,430,060		12,165,465

Total liabilities and equity		~~W~~	28,624,228	~~W~~	29,341,185

The accompanying notes are an integral part of these interim consolidated financial statements.

KT Corporation and Subsidiaries

Interim Consolidated Statements of Income

Three-Month and Six-Month Periods Ended June 30, 2016 and 2015

(in millions of Korean won, except per share amounts)		Period Ended June 30
		2016(Unaudited)				2015(Unaudited)
	Notes	Three months		Six months		Three months		Six months

Profit for the period:
Operating revenue	10, 18	~~W~~	5,677,628	~~W~~	11,192,669	~~W~~	5,431,340	~~W~~	10,830,058
Operating expenses	10, 19		5,250,676		10,380,588		5,062,531		10,147,656

Operating profit			426,952		812,081		368,809		682,402
Other income	20		45,664		89,254		80,402		335,849
Other expenses	20		73,925		128,216		119,390		188,718
Finance income	21		24,748		125,461		63,482		103,813
Finance costs	21		100,805		262,733		196,786		333,936
Income from joint ventures and associates	10		3,829		8,747		1,223		5,078

Profit from continuing operations before income tax			326,463		644,594		197,740		604,488
Income tax expense			71,217		174,206		39,733		161,668

Profit for the period from continuing operations			255,246		470,388		158,007		442,820
Profit from discontinued operations	27		—		—		163,787		159,567

Profit for the period		~~W~~	255,246	~~W~~	470,388	~~W~~	321,794	~~W~~	602,387

Profit for the period attributable to:
Equity holders of the Parent Company:		~~W~~	230,090	~~W~~	416,131	~~W~~	299,675	~~W~~	561,933
Profit from continuing operations			230,090		416,131		138,614		401,097
Profit from discontinued operations			—		—		161,061		160,836
Non-controlling interest:			25,156		54,257		22,119		40,454
Profit from continuing operations			25,156		54,257		19,393		41,723
Profit (loss) from discontinued operations			—		—		2,726		(1,269)

Earnings per share attributable to the equity holders of the Parent Company during the period (in Korean won):
Basic earnings per share	22	~~W~~	940	~~W~~	1,700	~~W~~	1,224	~~W~~	2,295
From continuing operations			940		1,700		566		1,638
From discontinued operations			—		—		658		657
Diluted earnings per share	22		940		1,699		1,224		2,295
From continuing operations			940		1,699		566		1,638
From discontinued operations			—		—		658		657

The accompanying notes are an integral part of these interim consolidated financial statements.

KT Corporation and Subsidiaries

Interim Consolidated Statements of Comprehensive Income

Three-Month and Six-Month Periods Ended June 30, 2016 and 2015

(in millions of Korean won)		Period Ended June 30
		2016(Unaudited)				2015(Unaudited)
	Notes	Three months		Six months		Three months		Six months

Profit for the period		~~W~~	255,246	~~W~~	470,388	~~W~~	321,794	~~W~~	602,387

Other comprehensive income (loss)
Items that will not be reclassifiable subsequently to profit or loss:
Remeasurements of the net defined benefit liability	14		(6,187)		(7,051)		(2,797)		(3,584)
Shares of remeasurement gain (loss) from joint ventures and associates			14		135		(1,160)		(1,675)
Items that may be subsequently reclassified to profit or loss:
Changes in value of available-for-sale financial assets	6		(7,787)		(15,309)		22,137		36,735
Other comprehensive income from available-for sale financial assets reclassified to income			(148)		(148)		(6,890)		(6,482)
Net gains on cashflow hedges	6		28,989		15,105		28,023		33,235
Other comprehensive loss from cashflow hedges reclassified to income			(31,715)		(17,819)		(32,290)		(36,770)
Shares of other comprehensive income (loss) from joint ventures and associates			(2,111)		854		(477)		782
Currency translation differences			(259)		(768)		(53)		(2,210)

Other comprehensive income (loss) after income tax for the period			(19,204)		(25,001)		6,493		20,031

Total comprehensive income for the period		~~W~~	236,042	~~W~~	445,387	~~W~~	328,287	~~W~~	622,418

Comprehensive income for the period attributable to:
Equity holders of the Parent Company		~~W~~	216,104	~~W~~	395,522	~~W~~	299,687	~~W~~	576,360
Non-controlling interest			19,938		49,865		28,600		46,058

The accompanying notes are an integral part of these interim consolidated financial statements.

KT Corporation and Subsidiaries

Interim Consolidated Statements of Changes in Equity

Six-Month Periods Ended June 30, 2016 and 2015

		Attributable to equity holders of the Parent Company
(in millions of Korean won)	Notes	Capital stock		Share premium		Retained earnings		Accumulated Other Comprehensive income (loss)		Other Components of equity		Total		Non-controlling interest		Total equity

Balance at January 1, 2015		~~W~~	1,564,499	~~W~~	1,440,258	~~W~~	8,571,130	~~W~~	25,790	~~W~~	(1,260,709)	~~W~~	10,340,968	~~W~~	1,449,320	~~W~~	11,790,288

Comprehensive income (loss)
Profit for the period			—		—		561,933		—		—		561,933		40,454		602,387
Changes in value of available-for-sale financial assets	6		—		—		—		22,066		—		22,066		8,187		30,253
Remeasurements of the net defined benefit liability	14		—		—		(2,482)		—		—		(2,482)		(1,102)		(3,584)
Valuation gain (loss) on cashflow hedge	6		—		—		—		(3,543)		—		(3,543)		8		(3,535)
Share of other comprehensive income (loss) of joint ventures and associates			—		—		—		802		—		802		(20)		782
Share of loss on remeasurements of joint ventures and associates			—		—		(1,447)		—		—		(1,447)		(228)		(1,675)
Currency translation differences			—		—		—		(969)		—		(969)		(1,241)		(2,210)

Total comprehensive income			—		—		558,004		18,356		—		576,360		46,058		622,418

Transactions with equity holders
Dividends paid to non-controlling interest of subsidiaries			—		—		—		—		—		—		(41,575)		(41,575)
Changes in consolidation scope			—		—		—		—		—		—		(138,899)		(138,899)
Change in ownership interest in subsidiaries			—		—		—		—		(2,635)		(2,635)		3,538		903
Appropriation of loss on disposal of treasury stock			—		—		(24,765)		—		24,765		—		—		—
Others			—		—		—		—		267		267		(630)		(363)

Subtotal			—		—		(24,765)		—		22,397		(2,368)		(177,566)		(179,934)

Balance at June 30, 2015 (Unaudited)		~~W~~	1,564,499	~~W~~	1,440,258	~~W~~	9,104,369	~~W~~	44,146	~~W~~	(1,238,312)	~~W~~	10,914,960	~~W~~	1,317,812	~~W~~	12,232,772

Balance at January 1, 2016		~~W~~	1,564,499	~~W~~	1,440,258	~~W~~	9,059,305	~~W~~	13,870	~~W~~	(1,232,863)	~~W~~	10,845,069	~~W~~	1,320,396	~~W~~	12,165,465

Comprehensive income
Profit for the period			—		—		416,131		—		—		416,131		54,257		470,388
Changes in value of available-for-sale financial assets	6		—		—		—		(10,623)		—		(10,623)		(4,834)		(15,457)
Remeasurements of the net defined benefit liability	14		—		—		(2,700)		—		—		(2,700)		(4,351)		(7,051)
Valuation loss on cashflow hedge	6		—		—		—		(2,714)		—		(2,714)		—		(2,714)
Share of other comprehensive income of joint ventures and associates			—		—		—		853		—		853		1		854
Share of gain on remeasurements of joint ventures and associates			—		—		96		—		—		96		39		135
Currency translation differences			—		—		—		(5,521)		—		(5,521)		4,753		(768)

Total comprehensive income			—		—		413,527		(18,005)		—		395,522		49,865		445,387

Transactions with equity holders
Dividends paid by the Parent Company			—		—		(122,425)		—		—		(122,425)		—		(122,425)
Dividends paid to non-controlling interest of subsidiaries			—		—		—		—		—		—		(54,033)		(54,033)
Change in ownership interest in subsidiaries			—		—		—		—		4,022		4,022		(8,015)		(3,993)
Appropriation of loss on disposal of treasury stock			—		—		(50)		—		50		—		—		—
Others			—		—		—		—		70		70		(411)		(341)

Subtotal			—		—		(122,475)		—		4,142		(118,333)		(62,459)		(180,792)

Balance at June 30, 2016 (Unaudited)		~~W~~	1,564,499	~~W~~	1,440,258	~~W~~	9,350,357	~~W~~	(4,135)	~~W~~	(1,228,721)	~~W~~	11,122,258	~~W~~	1,307,802	~~W~~	12,430,060

The accompanying notes are an integral part of these interim consolidated financial statements.

KT Corporation and Subsidiaries

Interim Consolidated Statements of Cash Flows

Six-Month Periods Ended June 30, 2016 and 2015

(in millions of Korean won)		Six-Month Periods Ended June 30
	Notes	2016 (Unaudited)		2015 (Unaudited)

Cash flows from operating activities
Cash generated from operations	23	~~W~~	2,858,434	~~W~~	2,182,990
Interest paid			(171,468)		(273,617)
Interest received			29,907		91,669
Dividends received			7,656		27,540
Income tax paid			(84,863)		(48,703)

Net cash inflow from operating activities			2,639,666		1,979,879

Cash flows from investing activities
Collection of loans			24,012		23,458
Origination of loans			(20,454)		(20,469)
Disposal of derivatives			—		176,681
Disposal of current and non-current financial instruments			120,086		202,278
Acquisition of current and non-current financial instruments			(195,941)		(188,310)
Disposal of available-for-sale financial assets			18,659		67,302
Acquisition of available-for-sale financial assets			(45,626)		(62,075)
Disposal of investments in joint ventures and associates			8,224		13,606
Acquisition of investments in joint ventures and associates			(17,396)		(9,619)
Disposal of property, equipment and investment property			29,708		11,213
Acquisition of property and equipment and investment property			(1,221,951)		(1,568,132)
Disposal of intangible assets			7,677		21,310
Acquisition of intangible assets			(177,060)		(293,665)
Increase in cash due to exclusion from consolidation scope			(1,496)		567,928

Net cash outflow from investing activities			(1,471,558)		(1,058,494)

KT Corporation and Subsidiaries

Interim Consolidated Statements of Cash Flows

Six-Month Periods Ended June 30, 2016 and 2015

(in millions of Korean won)		Six-Month Periods Ended June 30
	Notes	2016 (Unaudited)		2015 (Unaudited)

Cash flows from financing activities
Proceeds from borrowings and bonds			528,196		5,044,459
Repayments of borrowings and bonds			(962,125)		(5,636,345)
Settlement of derivative assets and liabilities, net			(33,199)		(14,491)
Dividend paid			(176,458)		(41,575)
Decrease in finance lease liabilities			(36,854)		(43,452)
Cash outflow from consolidated equity transaction			(2,650)		—

Net cash outflow from financing activities			(683,090)		(691,404)

Effect of exchange rate change of cash and cash equivalents			(1,254)		5,370

Net increase in cash and cash equivalents			483,764		235,351

Cash and cash equivalents
Beginning of the period			2,559,464		1,888,663
Cash and cash equivalents classified to assets held-for-sale			—		(76,339)

End of the period		~~W~~	3,043,228	~~W~~	2,047,675

The accompanying notes are an integral part of these interim consolidated financial statements.

KT Corporation and Subsidiaries

Notes to Interim Consolidated Financial Statements

June 30, 2016 and 2015 (Unaudited), and December 31, 2015

1.	General Information

KT Corporation (the “Controlling Company”) that is defined as the controlling company in accordance with Korean IFRS 1110, Consolidated Financial Statements, and its 57 subsidiaries (Note 1.2, collectively referred to as the “Group”) prepared the consolidated financial statements.

1.1	The Controlling Company

The Controlling Company commenced operations on January 1, 1982, when it spun off from the Korea Communications Commission (formerly the Korean Ministry of Information and Communications) to provide telephone services and to engage in the development of advanced communications services under the Act of Telecommunications of Korea. The headquarters are located in Seongnam City, Gyeonggi Province, Republic of Korea, and the address of its registered head office is 90, Buljeong-ro, Bundang-gu, Seongnam City, Gyeonggi Province.

On October 1, 1997, upon the announcement of the Government-Investment Enterprises Management Basic Act and the Privatization Law, the Controlling Company became a government-funded institution under the Commercial Code of Korea.

On December 23, 1998, the Controlling Company’s shares were listed on the Korea Exchange.

On May 29, 1999, the Controlling Company issued 24,282,195 additional shares and issued American Depository Shares (ADS), representing new shares and government-owned shares, at the New York Stock Exchange. On July 2, 2001, the additional ADS representing 55,502,161 government-owned shares were issued at the New York Stock Exchange.

In 2002, the Controlling Company acquired the entire government-owned shares in accordance with the Korean government’s privatization plan. As of the end of the reporting period, the Korean government does not own any share in the Controlling Company.

KT Corporation and Subsidiaries

Notes to Interim Consolidated Financial Statements

June 30, 2016 and 2015 (Unaudited), and December 31, 2015

1.2 Consolidated Subsidiaries

Details of the consolidated subsidiaries as of June 30, 2016 and December 31, 2015, are as follows:

(In millions of Korean won)			Controlling percentage ownership[1] (%)
Subsidiary	Type of Business	Location	June 30, 2016	December 31, 2015	Closing month

KT Powertel Co., Ltd. [2]	Trunk radio system business	Korea	44.8%	44.8%	December
KT Linkus Co., Ltd.	Public telephone maintenance	Korea	91.4%	91.4%	December
KT Submarine Co., Ltd. [2,5]	Submarine cable construction and maintenance	Korea	39.3%	39.3%	December
KT Telecop Co., Ltd.	Security service	Korea	86.8%	86.8%	December
KT Hitel Co., Ltd.	Data communication	Korea	67.1%	67.1%	December
KT Service Bukbu Co., Ltd	Opening services of fixed line	Korea	67.3%	67.3%	December
KT Service Nambu Co., Ltd	Opening services of fixed line	Korea	77.3%	77.3%	December
KT Commerce Inc.	B2C, B2B service	Korea	100.0%	100.0%	December
KT New Business Fund No.1	Investment fund	Korea	100.0%	100.0%	December
KTC Media Contents Fund 2	New technology investment fund	Korea	71.4%	71.4%	December
KT Strategic Investment Fund No.1	Investment fund	Korea	100.0%	100.0%	December
KT Strategic Investment Fund No.2	Investment fund	Korea	100.0%	100.0%	December
BC Card Co., Ltd.	Credit card business	Korea	69.5%	69.5%	December
VP Inc.	Payment security service for credit card, others	Korea	50.9%	50.9%	December
H&C Network	Call centre for financial sectors	Korea	100.0%	100.0%	December
BC Card China Co., Ltd.	Software development and data processing	China	100.0%	100.0%	December
INITECH Co., Ltd.[5]	Internet banking ASP and security solutions	Korea	58.2%	58.2%	December
Smartro Co., Ltd.	VAN (Value Added Network) business	Korea	81.1%	81.1%	December
KTDS Co., Ltd.[5]	System integration and maintenance	Korea	95.5%	95.5%	December
KT M Hows Co., Ltd.	Mobile marketing	Korea	90.0%	65.0%	December
KT M&S Co., Ltd.	PCS distribution	Korea	100.0%	100.0%	December
KT Music Corporation [4]	Online music production and distribution	Korea	49.9%	49.9%	December
KT Skylife Co., Ltd.[5]	Satellite broadcasting business	Korea	50.3%	50.3%	December
Skylife TV Co., Ltd.	TV contents provider	Korea	92.6%	92.6%	December
KT Estate Inc.	Residential building development and supply	Korea	100.0%	100.0%	December
KT AMC Co., Ltd.	Asset management and consulting services	Korea	100.0%	100.0%	December
NEXR Co., Ltd.	Cloud system implementation	Korea	100.0%	100.0%	December
KTSB Data service	Data centre development and related service	Korea	51.0%	51.0%	December
KT Innoedu Co., Ltd.	E-learning business	Korea	96.8%	95.6%	December
KT Sat Co., Ltd.	Satellite communication business	Korea	100.0%	100.0%	December
Nasmedia, Inc.[3]	Online advertisement	Korea	45.4%	45.4%	December
KT Sports	Management of sports group	Korea	100.0%	100.0%	December
KT Music Contents Fund No.1	Music contents investment business	Korea	80.0%	80.0%	December

KT Corporation and Subsidiaries

Notes to Interim Consolidated Financial Statements

June 30, 2016 and 2015 (Unaudited), and December 31, 2015

(In millions of Korean won)			Controlling percentage ownership[1] (%)
Subsidiary	Type of Business	Location	June 30, 2016	December 31, 2015	Closing month

KT-Michigan Global Content Fund	Content investment business	Korea	88.6%	81.3%	December
Autopion Co., Ltd.	Service for information and communication	Korea	100.0%	100.0%	December
KTCS Corporation [2,5]	Database and online information provider	Korea	30.9%	30.9%	December
KTIS Corporation [2,5]	Database and online information provider	Korea	30.0%	30.0%	December
KT M mobile	Special category telecommunications operator and sales of communication device	Korea	100.0%	100.0%	December
KT Investment Co., Ltd	Technology business finance	Korea	100.0%	100.0%	December
NgeneBio [4]	Medicine and Pharmacy development business	Korea	49.8%	49.8%	December
Smart Channel Co., Ltd.[5]	IT System development and integration, advertisement	Korea	100.0%	—	December
Whowho&Company Co., Ltd.	Software development and supply	Korea	100.0%	—	December
K-Realty Japan REIT 2	Investment in real estate	Korea	100.0%	—	December
Olleh Rwanda Networks Ltd.	Network installation and management	Rwanda	51.0%	51.0%	December
AOS Ltd.	System integration and maintenance	Rwanda	51.0%	51.0%	December
KT Belgium	Foreign investment business	Belgium	100.0%	100.0%	December
KT ORS Belgium	Foreign investment business	Belgium	100.0%	100.0%	December
Korea Telecom Japan Co., Ltd.	Foreign telecommunication business	Japan	100.0%	100.0%	December
KBTO sp.zo.o.,	Electronic communication business	Poland	75.0%	60.0%	December
Korea Telecom China Co., Ltd.	Foreign telecommunication business	China	100.0%	100.0%	December
KT Dutch B.V	Super iMax and East Telecom management	Netherlands	100.0%	100.0%	December
Super iMax LLC	Wireless high speed internet business	Uzbekistan	100.0%	100.0%	December
East Telecom LLC	Fixed line telecommunication business	Uzbekistan	91.0%	91.0%	December
Korea Telecom America, Inc.	Foreign telecommunication business	USA	100.0%	100.0%	December
PT. KT Indonesia	Foreign telecommunication business	Indonesia	99.0%	99.0%	December
PT. BCCard Asia Pacific	Software development and supply	Indonesia	99.9%	99.9%	December
KT Hongkong Telecommunications Co., Ltd.	Fixed line communication business	Hong Kong	100.0%	—	December

[1]	Sum of the ownership interests owned by the Controlling Company and subsidiaries.
[2]	Even though the Controlling Company has less than 50% ownership in these subsidiaries, these entities are consolidated as the Controlling Company can exercise the majority voting rights in its decision-making process at all times considering the historical voting pattern at the shareholders’ meetings.
[3]	Even though the Controlling Company has less than 50% ownership in these subsidiaries, this entity is consolidated as the Controlling Company holds the majority of voting right based on an agreement with other investors.
[4]	Even though the Controlling Company has less than 50% ownership in these subsidiaries, these entities are consolidated as the Controlling Company holds the potential voting rights by a stock purchase agreement with other investors.
[5]	The number of subsidiaries’ treasury stocks are deducted from the total number of shares when calculating the controlling percentage ownership.

KT Corporation and Subsidiaries

Notes to Interim Consolidated Financial Statements

June 30, 2016 and 2015 (Unaudited), and December 31, 2015

Changes in scope of consolidation for the period ended June 30, 2016, are as follows:

Changes	Location	Subsidiaries	Reason

Included	Korea	Smart Channel Co., Ltd.	Gain of actual control
		K-Realty Rental Housing REIT 2	Newly established
		K-Realty Japan REIT 2	Newly established
		Whowho&Company Co., Ltd.	Split-off
	Hong Kong	KT Hongkong Telecommunications Co., Ltd.	Newly established
Excluded	Korea	K-Realty Rental Housing REIT 1	Decrease in percentage of ownership
	Korea	K-Realty Rental Housing REIT 2	Decrease in percentage of ownership

Summarized financial information for consolidated subsidiaries as of June 30, 2016 and December 31, 2015, and for the six-month periods ended June 30, 2016 and 2015, is as follows:

(In millions of Korean won)	2016
	Total assets		Total liabilities		Operating revenue		Net income (loss)

KT Powertel Co., Ltd.	~~W~~	111,438	~~W~~	19,307	~~W~~	41,537	~~W~~	(198)
KT Linkus Co., Ltd.		68,817		62,131		59,855		(4,520)
KT Submarine Co., Ltd.		160,418		60,110		46,167		4,543
KT Telecop Co., Ltd.		264,792		131,750		151,323		(1,123)
KT Hitel Co.,Ltd.		231,295		32,324		91,246		395
KT Service Bukbu Co., Ltd		45,036		38,223		87,486		(1,170)
KT Service Nambu Co., Ltd		36,143		27,055		108,540		(1,195)
BC Card Co., Ltd.[1]		2,830,215		1,858,372		1,749,926		90,182
H&C Network[1]		263,841		77,681		127,804		8,856
Nasmedia, Inc.		136,207		64,591		28,026		5,057
KTDS Co., Ltd.[1]		154,798		111,782		215,428		5,821
KT M Hows Co., Ltd.		28,423		20,173		8,936		983
KT M&S Co., Ltd.		253,683		222,909		350,223		(7,579)
KT Music Corporation		97,863		35,593		50,768		2,462
KT Skylife Co., Ltd.[1]		718,330		200,663		329,844		42,580
KT Estate Inc.[1]		1,615,584		276,444		171,040		15,290
KTSB Data service		22,168		1,709		2,655		(874)
KT Innoedu Co., Ltd.		7,562		8,610		8,049		(279)
KT Sat Co., Ltd.		711,174		242,160		72,403		17,192
KT Sports		23,751		15,635		25,844		4,426
KT Music Contents Fund No.[1]		10,235		152		45		(75)
KT-Michigan Global Content Fund		16,386		—		106		(215)
Autopion Co., Ltd.		7,007		3,566		4,003		(344)
KT M mobile		70,019		38,804		51,009		(20,420)
KT Investment Co., Ltd.		47,476		29,111		1,603		(265)
NgeneBio		7,693		5,100		31		(706)
KTCS Corporation[1]		269,917		120,157		413,491		3,423
KTIS Corporation		224,060		69,483		211,476		5,739
Smart Channel Co., Ltd.[2]		1,476		103,153		—		(872)
Korea Telecom Japan Co., Ltd.		8,000		9,292		2,253		(769)
Korea Telecom China Co., Ltd.		536		192		610		59
KT Dutch B.V.[1]		46,023		12,151		18,241		1,796
Korea Telecom America, Inc.		5,946		1,199		3,665		140
PT. KT Indonesia		18		—		—		(5)
Olleh Rwanda Networks Ltd.		172,726		136,581		5,316		(17,148)
KT Belguium		76,585		12		—		(1)
KT ORS Belgium		1,966		15		—		(13)
KBTO sp.zo.o.,		960		69		1		(466)
AOS Ltd.		15,173		13,434		11,331		1,241
KT Hongkong Telecommunications Co., Ltd.[2]		472		—		—		—

KT Corporation and Subsidiaries

Notes to Interim Consolidated Financial Statements

June 30, 2016 and 2015 (Unaudited), and December 31, 2015

(In millions of Korean won)	2015
	Total assets		Total liabilities		Operating revenue		Net income (loss)

KT Powertel Co., Ltd.	~~W~~	113,515	~~W~~	21,182	~~W~~	52,424	~~W~~	(2,724)
KT Linkus Co., Ltd.		77,141		65,745		52,675		2,530
KT Submarine Co., Ltd.		160,314		63,518		25,958		245
KT Telecop Co., Ltd.		269,191		134,966		139,480		(114)
KT Hitel Co.,Ltd.		235,757		33,938		73,511		3,890
KT Service Bukbu Co., Ltd		31,879		22,627		—		—
KT Service Nambu Co., Ltd		20,729		10,567		—		—
BC Card Co., Ltd.[1]		2,963,952		1,945,634		1,634,364		74,102
H&C Network[1]		248,189		70,635		106,170		5,399
Nasmedia, Inc.		141,733		72,202		21,235		4,112
KTDS Co., Ltd.[1]		162,518		116,654		171,775		4,779
KT M Hows Co., Ltd.		25,093		17,980		8,274		1,161
KT M&S Co., Ltd.		256,246		217,892		428,241		(4,885)
KT Music Corporation		90,518		30,704		41,487		410
KT Skylife Co., Ltd.[1]		711,294		217,850		318,167		45,415
KT Estate Inc.[1]		1,539,899		187,368		155,169		14,238
KTSB Data service		23,063		1,730		1,853		(1,415)
KT Innoedu Co., Ltd.		5,858		7,585		8,673		(2,261)
KT Sat Co., Ltd.		679,959		210,110		66,515		15,058
KT Sports		15,341		11,643		25,188		2,865
KT Music Contents Fund No.[1]		10,206		47		88		(75)
KT-Michigan Global Content Fund		5,401		—		419		95
Autopion Co., Ltd.		7,102		3,317		5,296		605
KT M mobile		64,756		13,121		4,546		(6,992)
KT Investment Co., Ltd.		49,485		30,827		—		—
NgeneBio		7,894		4,683		—		—
KTCS Corporation[1]		346,949		194,367		452,000		8,714
KTIS Corporation		211,164		55,370		235,569		10,683
Korea Telecom Japan Co., Ltd.		13,889		14,393		15,760		465
Korea Telecom China Co., Ltd.		909		198		330		(173)
KT Dutch B.V.[1]		49,057		13,861		14,820		955
Korea Telecom America, Inc.		6,016		1,378		3,201		33
PT. KT Indonesia		22		—		—		2
Olleh Rwanda Networks Ltd.		188,951		147,653		2,390		(15,027)
KT Belguium		77,058		4		—		(87)
KT ORS Belgium		1,996		20		—		(36)
KBTO sp.zo.o.,		1,471		1,817		—		(3)
AOS Ltd.		11,928		12,187		1,601		(477)

[1]	These companies are the immediate parent companies of other subsidiaries and the above financial information is from their consolidated financial statements.
[2]	These entities were newly consolidated during the six-month period ended June 30, 2016. Only operating revenues and net income subsequent to the inclusion of consolidation scope are disclosed above.

KT Corporation and Subsidiaries

Notes to Interim Consolidated Financial Statements

June 30, 2016 and 2015 (Unaudited), and December 31, 2015

2.	Significant Accounting Policies

2.1	Basis of Preparation

The Group maintains its accounting records in Korean won and prepares statutory financial statements in the Korean language (Hangul) in accordance with the International Financial Reporting Standards as issued by the Republic of Korea (Korean IFRS). The accompanying interim consolidated financial statements have been condensed, restructured and translated into English from the Korean language financial statements.

Certain information attached to the Korean language financial statements, but not required for a fair presentation of the Group’s financial position, financial performance or cash flows, is not presented in the accompanying interim consolidated financial statements.

The Group’s interim consolidated financial statements for the six-month period ended June 30, 2016, have been prepared in accordance with Korean IFRS 1034, Interim Financial Reporting. These interim consolidated financial statements have been prepared in accordance with Korean IFRS which is effective or has been early adopted as of June 30, 2016.

KT Corporation and Subsidiaries

Notes to Interim Consolidated Financial Statements

June 30, 2016 and 2015 (Unaudited), and December 31, 2015

(1)	New standards and amendments adopted by the Group

The Group newly applied the following amended and enacted standards and interpretations for the annual period beginning on January 1, 2016, and the application does not have a material impact on the interim separate financial statements.

•	Amendment to Korean IFRS 1001, Presentation of Financial Statements

Korean IFRS 1001, Presentation of Financial Statements, clarifies that the disclosed line items can be omitted, added and aggregated in the list according to their materiality. Requirements for presenting the share in the other comprehensive income of associates and joint ventures accounted for under the equity method are clarified. Also, additional requirements for disclosures in the notes and others are provided.

•	Amendment to Korean IFRS 1011, Construction Contract; Korean IFRS 1037, Provisions, Contingent Liabilities and Contingent Assets; and Interpretation 2115, Arrangements for Property Construction

These standards and interpretation clarify the requirement that specific accounting estimates for contract-based industry and information relating to potential risk should be disclosed in detail classified by individual construction and operating segment.

•	Amendment to Korean IFRS 1016, Property, Plant and Equipment, and Korean IFRS 1038, Intangible assets: Amortization Based on Revenue

A depreciation or amortization method that is based on revenue is inappropriate  except for intangible assets in the limited circumstances because a depreciation or amortization method that is based on revenue is affected by factors that are not directly linked to the consumption of the economic benefits of the asset such as sales volume and others.

•	Amendment to Korean IFRS 1110, Consolidated Financial Statements, Korean IFRS 1112, Disclosures of Interests in Other Entities and Korean IFRS 1028, Investments in Associates and Joint Ventures

•	Amendment to Korean IFRS 1110, Consolidated Financial Statements, clarifies that the exemption from preparing the consolidated financial statements can be applied to a subsidiary whose parent Group is an investment entity, and clarifies that a parent Group that is an investment entity does not consolidate its subsidiaries in case a subsidiary itself meets the conditions to become an investment entity and renders services related to investing activities of its parent Group.

•	Amendment to Korean IFRS 1028, Investments in Associates and Joint Ventures, provides the exemption that, if an entity that is not itself an investment entity has an interest in an associate that is an investment entity, the entity may, when applying the equity method, does not need to make the associate’s accounting policies conform to those of the entity.

•	Amendment to Korean IFRS 1112, Disclosures of Interests in Other Entities, clarifies the scope of disclosures relating to an investment entity.

KT Corporation and Subsidiaries

Notes to Interim Consolidated Financial Statements

June 30, 2016 and 2015 (Unaudited), and December 31, 2015

•	Amendment to Korean IFRS 1111, Joint Arrangements

Korean IFRS 1111, Joint Arrangements, clarifies that an acquirer of an interest in a joint operation where the activities of the operation constitute a business is required to apply all of the principles of accounting for business combination.

•	Annual Improvements to Korean IFRS 2012-2014 Cycle

•	Amendment to Korean IFRS 1105, Non-current Assets Held for Sale and Discontinued Operation, clarifies that when an asset is reclassified from ‘held for sale’ to ‘held for distribution’ or vice versa, the existing accounting treatment should be retained.

•	Amendment to Korean IFRS 1107, Financial Instruments: Disclosures, clarifies the specific guidance for transferred financial assets to help management determine whether the terms of a servicing arrangement constitute ‘continuing involvement’ and also clarifies that the additional disclosures relating to 2012 amendments ‘Offsetting of Financial Assets and Financial Liabilities’ only need to be included in interim reports if required by Korean IFRS 1034, Interim Financial Reporting.

•	Amendment to Korean IFRS 1019, Employee Benefits, clarifies that when determining the discount rate for post-employment benefit obligations, it is the currency in which the liabilities are denominated that is important, and not the country where they arise.

•	Amendment to Korean IFRS 1034, Interim Financial Reporting, clarifies what is meant by the reference in the Standard to ‘information disclosed elsewhere in the interim financial report’ and adds a requirement to cross-reference from the interim financial statements to the location of that information.

(2)	New and amended standards and interpretations not yet adopted by the Group

New standards and interpretations issued, but not effective for the financial year beginning January 1, 2016, and not early adopted are enumerated below:

•	Korean IFRS 1109, Financial Instruments

The new Standard issued in December 2015 regarding financial instruments replaces Korean IFRS 1039, Financial Instruments: Recognition and Measurement.

Korean IFRS 1109, Financial Instruments, requires financial assets to be classified and measured on the basis of the holder’s business model and the instrument’s contractual cash flow characteristics. The Standard requires a financial instrument to be classified and measured at amortized cost, fair value through other comprehensive income, or fair value through profit or loss, and provides guidance on accounting for related gains and losses. The impairment model is changed into an expected credit loss model, and changes in those expected credit losses are recognized in profit or loss. The new Standard is effective for the financial year initially beginning on or after January 1, 2018, but early adoption is allowed. Early adoption of only the requirements related to financial liabilities designated at fair value through profit or loss is also permitted. The Group is in the process of determining the effects resulting from the adoption of the new Standard.

KT Corporation and Subsidiaries

Notes to Interim Consolidated Financial Statements

June 30, 2016 and 2015 (Unaudited), and December 31, 2015

•	Korean IFRS 1115, Revenue from Contracts with Customers

The new Standard for the recognition of revenue issued in December 2015 will replace Korean IFRS1018, Revenue, Korean IFRS 1011, Construction Contracts, and related Interpretations.

Korean IFRS 1115, Revenue from Contracts with Customers, will replace the risk-and-reward model under the current standards and is based on the principle that revenue is recognized when control of goods or services transfer to the customer by applying the five-step process. Key changes to current practices include guidance on separate recognition of distinct goods or services in any bundled arrangement, constraint on recognizing variable consideration, criteria on recognizing revenue over time, and increased disclosures. The new standard is effective for annual reporting beginning on or after January 1, 2018, but early application is permitted. The Group is in the process of evaluating the effects resulting from the adoption of the new standard.

2.2	Accounting Policies

Significant accounting policies and method of computation used in the presentation of the condensed interim consolidated financial statements are consistent with those of the previous financial year, except for the changes due to the application of amendments and enactments of standards described in Note 2.1

Certain accounts in the statement of financial position as of December 31, 2015 that is presented for comparative purpose are reclassified based on the presentation method of the statement of financial position as of June 31, 2016. The presentation method has been changed for the simpler comparison, and this reclassification of accounts has no impact on net profit or loss, or net asset amount that were reported in the previous year.

3.	Critical Accounting Estimates and Assumptions

The Group makes estimates and assumptions concerning the future. The estimates and assumptions are continuously evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the current circumstances. Actual results may differ from these estimates.

Significant accounting estimates and assumptions applied in the preparations of their condensed interim consolidated financial statements are the same as those that applied to the consolidated financial statements for the year ended December 31, 2015.

KT Corporation and Subsidiaries

Notes to Interim Consolidated Financial Statements

June 30, 2016 and 2015 (Unaudited), and December 31, 2015

4.	Financial Instruments by category

Financial instruments by category as of June 30, 2016 and December 31, 2015, are as follows:

(In millions of Korean won)	June 30, 2016
Financial assets	Loans and receivables		Assets at fair value through the profit and loss		Derivatives used for hedge		Available- for-sale		Held-to- Maturity		Total

Cash and cash equivalents	~~W~~	3,043,228	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	3,043,228
Trade and other receivables		5,217,957		—		—		—		—		5,217,957
Other financial assets		541,566		507		152,468		376,616		13,130		1,084,287

(In millions of Korean won)	June 30, 2016
Financial liabilities	Liabilities at fair value through the profit and loss		Derivatives used for hedge		Financial liabilities at amortized cost		Total

Trade and other payables	~~W~~	—	~~W~~	—	~~W~~	6,325,723	~~W~~	6,325,723
Borrowings		—		—		8,227,495		8,227,495
Other financial liabilities		2,006		15,052		79,218		96,276

(In millions of Korean won)	December 31, 2015
Financial assets	Loans and receivables		Assets at fair value through the profit and loss		Derivatives used for hedge		Available- for-sale		Held-to- Maturity		Total

Cash and cash equivalents	~~W~~	2,559,464	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	2,559,464
Trade and other receivables		5,588,764		—		—		—		—		5,588,764
Other financial assets		434,093		18		139,088		360,037		18,030		951,266

(In millions of Korean won)	December 31, 2015
Financial liabilities	Liabilities at fair value through the profit and loss		Derivatives used for hedge		Financial liabilities at amortized cost		Total

Trade and other payables	~~W~~	—	~~W~~	—	~~W~~	7,004,000	~~W~~	7,004,000
Borrowings		—		—		8,634,897		8,634,897
Other financial liabilities		2,006		62,883		82,439		147,328

KT Corporation and Subsidiaries

Notes to Interim Consolidated Financial Statements

June 30, 2016 and 2015 (Unaudited), and December 31, 2015

5.	Trade and Other Receivables

Trade and other receivables as of June 30, 2016 and December 31, 2015, are as follows:

	June 30, 2016
(In millions of Korean won)	Total amounts		Allowance for doubtful accounts		Present value discount		Carrying value

Current assets
Trade receivables	~~W~~	3,273,880	~~W~~	(471,226)	~~W~~	(5,530)	~~W~~	2,797,124
Other receivables		1,932,435		(179,559)		(407)		1,752,469

	~~W~~	5,206,315	~~W~~	(650,785)	~~W~~	(5,937)	~~W~~	4,549,593

Non-current assets
Trade receivables	~~W~~	208,120	~~W~~	(471)	~~W~~	(11,984)	~~W~~	195,665
Other receivables		580,488		(75,410)		(32,379)		472,699

	~~W~~	788,608	~~W~~	(75,881)	~~W~~	(44,363)	~~W~~	668,364

	December 31, 2015
(In millions of Korean won)	Total amounts		Allowance for doubtful accounts		Present value discount		Carrying value

Current assets
Trade receivables	~~W~~	3,483,719	~~W~~	(468,263)	~~W~~	(8,879)	~~W~~	3,006,577
Other receivables		2,054,180		(175,753)		(387)		1,878,040

	~~W~~	5,537,899	~~W~~	(644,016)	~~W~~	(9,266)	~~W~~	4,884,617

Non-current assets
Trade receivables	~~W~~	248,212	~~W~~	(478)	~~W~~	(16,644)	~~W~~	231,090
Other receivables		583,562		(75,089)		(35,416)		473,057

	~~W~~	831,774	~~W~~	(75,567)	~~W~~	(52,060)	~~W~~	704,147

KT Corporation and Subsidiaries

Notes to Interim Consolidated Financial Statements

June 30, 2016 and 2015 (Unaudited), and December 31, 2015

Details of aging analysis of trade receivables as of June 30, 2016 and December 31, 2015, are as follows:

(In millions of Korean won)	June 30, 2016		December 31, 2015
Neither past due nor impaired	~~W~~	2,548,676	~~W~~	2,756,471

Past due and impaired
Up to Six months		577,413		606,704
Six months to twelve months		84,381		82,668
Over twelve months		254,016		260,565

		915,810		949,937
Less: Allowance for doubtful accounts		(471,697)		(468,741)

		444,113		481,196

	~~W~~	2,992,789	~~W~~	3,237,667

Details of other receivables as of June 30, 2016 and December 31, 2015, are as follows:

(In millions of Korean won)	June 30, 2016		December 31, 2015
Loans	~~W~~	114,777	~~W~~	117,808
Receivables[1]		1,877,311		2,004,265
Accrued income		11,008		10,119
Refundable deposits		403,093		403,816
Loans receivable		33,846		29,101
Finance lease receivables		14,160		14,645
Others		25,942		22,185
Less: Allowance for doubtful accounts		(254,969)		(250,842)

	~~W~~	2,225,168	~~W~~	2,351,097

[1]	As of June 30, 2016, the settlement receivables of BC Card Co., Ltd. of ~~W~~1,189,344 million (December 31, 2015: ~~W~~1,211,272 million) are included.

KT Corporation and Subsidiaries

Notes to Interim Consolidated Financial Statements

June 30, 2016 and 2015 (Unaudited), and December 31, 2015

Details of aging analysis of other receivables as of June 30, 2016 and December 31, 2015, are as follows:

(In millions of Korean won)	June 30, 2016		December 31, 2015
Neither past due nor impaired	~~W~~	2,118,703	~~W~~	2,234,781

Past due and impaired
Up to six months		144,757		114,920
Six months to twelve months		13,119		12,163
Over twelve months		203,558		240,075

		361,434		367,158

Less: Allowance for doubtful accounts		(254,969)		(250,842)

		106,465		116,316

	~~W~~	2,761,131	~~W~~	2,320,962

The maximum exposure of trade and other receivables to credit risk is the carrying value of each class of receivables mentioned above as of June 30, 2016. As of June 30, 2016, the Group is provided with guarantees of ~~W~~429,676 million by Seoul Guarantee Insurance related to the collection of certain accounts receivable arising from the handset sales (Note 15).

KT Corporation and Subsidiaries

Notes to Interim Consolidated Financial Statements

June 30, 2016 and 2015 (Unaudited), and December 31, 2015

6.	Other Financial Assets and Liabilities

Other financial assets and liabilities as of June 30, 2016 and December 31, 2015, are as follows:

(In millions of Korean won)	June 30, 2016		December 31, 2015
Other financial assets
Financial assets at fair value through the profit and loss	~~W~~	507	~~W~~	18
Derivatives used for hedge		152,468		139,088
Financial instruments[1]		541,566		434,093
Available-for-sale financial assets[1]		376,616		360,037
Held-to-maturity investments		13,130		18,030
Less: Non-current		(645,364)		(658,323)

Current	~~W~~	438,923	~~W~~	292,943

Other financial liabilities
Financial liabilities at fair value through the profit and loss	~~W~~	2,006	~~W~~	2,006
Derivatives used for hedge		15,052		62,883
Other financial liabilities		79,218		82,439
Less: Non-current		(94,502)		(103,683)

Current	~~W~~	1,774	~~W~~	43,645

[1]	Restricted other financial assets as of June 30, 2016 and December 31, 2015, are as follows:

(In millions of Korean won)	June 30, 2016		December 31, 2015		Details
Short-term financial instruments	~~W~~	2,000	~~W~~	2,000	Collateral of payments for the handset
Short-term financial instruments		37,556		17,307	Collateral and payment guarantee
Short-term financial instruments		2,038		2,051	Proceed from disposal of Enswers Inc. deposited in the escrow account
Long-term financial instruments		2,061		—	Proceed from disposal of Ustream Inc. deposited in the escrow account
Long-term financial instruments		6,306		6,311	Deposit for Win-win Growth Cooperative loans
Available-for-sale financial assets		1,000		1,000	Collateral for Korea Software Financial Cooperative

KT Corporation and Subsidiaries

Notes to Interim Consolidated Financial Statements

June 30, 2016 and 2015 (Unaudited), and December 31, 2015

Financial instruments at fair value through profit and loss as of June 30, 2016 and December 31, 2015, are as follows:

(In millions of Korean won)	June 30, 2016				December 31, 2015
	Assets		Liabilities		Assets		Liabilities
Currency forwards	~~W~~	507	~~W~~	—	~~W~~	—	~~W~~	—
Other derivatives		—		2,006		18		2,006

Total	~~W~~	507	~~W~~	2,006	~~W~~	18	~~W~~	2,006

Details of valuation gain and loss on financial instruments at fair value through profit or loss for the six-month periods ended June 30, 2016 and 2015, are as follows:

(In millions of Korean won)	2016				2015
	Valuation gain		Valuation loss		Valuation gain		Valuation loss
Currency forwards	~~W~~	507	~~W~~	—	~~W~~	—	~~W~~	—
Other derivatives		—		—		—		—

Total	~~W~~	507	~~W~~	—	~~W~~	—	~~W~~	—

The maximum exposure of financial instruments at fair value through profit or loss to credit risk is the carrying value as of June 30, 2016.

Details of derivative financial instruments used for hedging as of June 30, 2016 and December 31, 2015 are as follows:

(In millions of Korean won)	June 30, 2016				December 31, 2015
	Assets		Liabilities		Assets		Liabilities
Interest rate swap[1]	~~W~~	—	~~W~~	7,066	~~W~~	—	~~W~~	2,859
Currency swap [2]		151,185		7,723		137,100		58,284
Currency forwards[3]		1,283		263		1,988		1,740

Total		152,468		15,052		139,088		62,883
Less: non-current		(71,512)		(13,278)		(139,088)		(19,238)

Current	~~W~~	80,956	~~W~~	1,774	~~W~~	—	~~W~~	43,645

[1]	The interest rate swap contract is entered to hedge the cash flow fluctuation risk that arising from Korean won bond payables with floating interest rate.
[2]	The currency swap contract is entered to hedge bond payables’ cash flow fluctuation risk arising from fluctuation of interest rate and exchange rate, and the maximum expected period exposed to cash flow fluctuation risk due to the forecast transactions subject to hedge is September 7, 2034.
[3]	The currency forward contract is entered to hedge the cash flow fluctuation that arising from exchange rate fluctuation of foreign currency transactions.

KT Corporation and Subsidiaries

Notes to Interim Consolidated Financial Statements

June 30, 2016 and 2015 (Unaudited), and December 31, 2015

The full value of a hedging derivative is classified as a non-current asset or liability if the remaining maturity of the hedged item is more than 12 months and, as a current asset or liability, if the maturity of the hedged item is less than 12 months.

The valuation gain and loss on the derivatives contracts for the six-month periods ended June 30, 2016 and 2015, are as follows:

(In millions of Korean won)	2016						2015
Type of Transaction	Valuation gain		Valuation loss		Accumulated other comprehensive income(loss)[1]		Valuation gain		Valuation loss		Accumulated other comprehensive income(loss)[1]
Interest rate swap	~~W~~	—	~~W~~	118	~~W~~	(4,058)	~~W~~	—	~~W~~	—	~~W~~	1,615
Currency swap		35,003		11,591		23,212		43,487		5,936		37,692
Currency forwards		—		—		773		—		—		4,539

Total	~~W~~	35,003	~~W~~	11,709	~~W~~	19,927	~~W~~	43,487	~~W~~	5,936	~~W~~	43,846

[1]	The amounts before adjustments of deferred income tax directly reflected in equity and allocation to the non-controlling interest.

The Group recognized gain on valuation of ~~W~~575 million (2015: valuation loss of ~~W~~184 million) for the period ended June 30, 2016, as the ineffective portion of cash flow hedge in the statement of income.

Details of available-for-sale financial assets as of June 30, 2016 and December 31, 2015, are as follows:

(In millions of Korean won)	June 30, 2016		December 31, 2015
Marketable equity securities	~~W~~	13,112	~~W~~	41,202
Non-marketable equity securities		342,074		297,447
Debt securities		21,430		21,388

Total		376,616		360,037
Less: non-current		(356,151)		(342,562)

Current	~~W~~	20,465	~~W~~	17,475

KT Corporation and Subsidiaries

Notes to Interim Consolidated Financial Statements

June 30, 2016 and 2015 (Unaudited), and December 31, 2015

Changes of available-for-sale financial assets for the six-month periods ended June 30, 2016 and 2015, are as follows:

(In millions of Korean won)	2016		2015
Beginning	~~W~~	360,037	~~W~~	525,556
Acquisition		46,031		62,075
Disposal		(9,255)		(63,528)
Valuation[1]		(20,197)		48,463
Impairment		—		(3,418)
Reclassification		—		125
Changes in scope of consolidation		—		(10)
Transfer to assets held for sale		—		(118,288)

Ending	~~W~~	376,616	~~W~~	450,975

[1]	The amounts before adjustments of deferred income tax directly reflected in equity and allocation to the non-controlling interest.

The maximum exposure of debt securities of available-for-sale financial assets to credit risk is the carrying value as of June 30, 2016.

Available-for-sale financial assets are measured at fair value. However, non-marketable equity securities that do not have quoted market prices in an active market and the fair value of which cannot be reliably measured are recognized at cost and the impairment loss is recognized, if any.

Investment in Korea Software Financial Cooperative amounting to ~~W~~1,000 million is provided as collateral as consideration for payment guarantees provided by Korea Software Financial Cooperative (Note 15).

KT Corporation and Subsidiaries

Notes to Interim Consolidated Financial Statements

June 30, 2016 and 2015 (Unaudited), and December 31, 2015

7.	Inventories

Inventories as of June 30, 2016 and December 31, 2015, are as follows:

	June 30, 2016						December 31, 2015
(In millions of Korean won)	Acquisition cost		Valuation allowance		Book Value		Acquisition cost		Valuation allowance		Book Value
Merchandise	~~W~~	465,388	~~W~~	(58,051)	~~W~~	407,337	~~W~~	580,761	~~W~~	(66,996)	~~W~~	513,765
Others		27,547		(410)		27,137		11,956		(355)		11,601

Total	~~W~~	492,935	~~W~~	(58,461)	~~W~~	434,474	~~W~~	592,717	~~W~~	(67,351)	~~W~~	525,366

Cost of inventories recognized as expenses for the six-month periods ended June 30, 2016, amounts to ~~W~~1,673,665 million (2015: ~~W~~1,803,401 million) and reversal of valuation allowance on inventory amounts to ~~W~~8,890 million for the six-month periods ended June 30, 2016 (2015: loss of valuation allowance of ~~W~~17,595 million).

8.	Other Assets and Liabilities

Other assets and liabilities as of June 30, 2016 and December 31, 2015, are as follows:

(In millions of Korean won)	June 30, 2016		December 31, 2015
Other assets
Advance payments	~~W~~	156,061	~~W~~	148,037
Prepaid expenses		301,296		244,890
Others		26,514		26,336
Less: Non-current		(111,626)		(102,358)

Current	~~W~~	372,245	~~W~~	316,905

Other liabilities
Advances received	~~W~~	257,506	~~W~~	161,701
Withholdings		69,980		86,759
Unearned revenue		26,888		15,363
Others		1,133		1,210
Less: Non-current		(52,982)		(13,345)

Current	~~W~~	302,525	~~W~~	251,688

KT Corporation and Subsidiaries

Notes to Interim Consolidated Financial Statements

June 30, 2016 and 2015 (Unaudited), and December 31, 2015

9.	Property and Equipment, Investment Property, Intangible Assets, and Leases

Changes in property and equipment for the six-month periods ended June 30, 2016 and 2015, are as follows:

(In millions of Korean won)	2016		2015
Beginning, net	~~W~~	14,478,914	~~W~~	16,468,196
Acquisition		746,292		1,481,069
Disposal/Abandonment		(54,806)		(74,018)
Depreciation		(1,377,005)		(1,596,437)
Changes in scope of consolidation		—		(2,142,538)
Transfer from (to) investment property		48,234		42,131
Transfer to assets held for sale		—		(904)
Others		6,841		(1,056)

Ending, net	~~W~~	13,848,470	~~W~~	14,176,443

Details of property and equipment provided as collateral as of June 30, 2016 and December 31, 2015, are as follows:

(In millions of Korean won)	June 30, 2016
	Carrying amount		Secured amount		Related line item	Related amount		Secured party

Land and Buildings	~~W~~	12,374	~~W~~	12,000	Borrowings	~~W~~	8,000	Standard Charted Bank
Buildings	~~W~~	55,925	~~W~~	41,929	Borrowings	~~W~~	31,447	Shinhan Bank
Land and Buildings	~~W~~	9,264	~~W~~	833	Borrowings	~~W~~	2,500	Korea Development Bank

(In millions of Korean won)	December 31, 2015
	Carrying amount		Secured amount		Related line item	Related amount		Secured party

Land and Buildings	~~W~~	12,529	~~W~~	12,000	Borrowings	~~W~~	8,000	Standard Charted Bank
Buildings	~~W~~	57,374	~~W~~	42,192	Borrowings	~~W~~	35,835	Shinhan Bank

KT Corporation and Subsidiaries

Notes to Interim Consolidated Financial Statements

June 30, 2016 and 2015 (Unaudited), and December 31, 2015

Changes in investment property for the six-month periods ended June 30, 2016 and 2015, are as follows:

(In millions of Korean won)	2016		2015
Beginning, net	~~W~~	1,102,070	~~W~~	1,059,630
Acquisition		71,678		19,222
Disposal		(10,911)		(4)
Depreciation		(29,627)		(29,823)
Transfer to property and equipment		(48,234)		(42,131)
Transfer to assets held for sale		—		(8,026)

Ending, net	~~W~~	1,084,976	~~W~~	998,868

Details of investment property provided as collateral as of June 30, 2016 and December 31, 2015, are as follows:

(In millions of Korean won)	June 30, 2016
	Carrying amount		Secured amount		Related account	Amount of deposits received

Buildings	~~W~~	531,999	~~W~~	66,645	Deposits	~~W~~	56,718

(In millions of Korean won)	December 31, 2015
	Carrying amount		Secured amount		Related account	Amount of deposits received

Buildings	~~W~~	634,028	~~W~~	66,034	Deposits	~~W~~	55,765

Changes in intangible assets for the six-month periods ended June 30, 2016 and 2015, are as follows:

(In millions of Korean won)	2016		2015
Beginning, net	~~W~~	2,599,751	~~W~~	3,544,033
Acquisition and capital expenditure		59,311		114,565
Disposal/Abandonment		(15,874)		(48,076)
Amortization		(294,801)		(311,583)
Changes in scope of consolidation		—		(189,541)
Transfer to assets held for sale		—		(283)
Others		7,215		(2,945)

Ending, net	~~W~~	2,355,602	~~W~~	3,106,170

KT Corporation and Subsidiaries

Notes to Interim Consolidated Financial Statements

June 30, 2016 and 2015 (Unaudited), and December 31, 2015

The carrying value of facility usage rights not amortized due to indefinite useful lives, except for goodwill, is ~~W~~130,082 million as of June 30, 2016 (December 31, 2015: ~~W~~122,829 million).

Goodwill is allocated to the Group’s cash-generating unit which is identified based on operating segments. As of June 30, 2016, goodwill allocated to each cash-generating unit is as follows:

(In millions of Korean won)
Cash generating Unit	Amount
Marketing/Customer
Telecom Wireless business[1]	~~W~~	65,057
Finance and Rental
BC Card Co., Ltd.		41,234
Others
KT Skylife Co., Ltd.		209,800
KT Powertel Co., Ltd. and others		26,250

	~~W~~	342,341

[1]	The amount represents goodwill arising from acquisition of KT Freetel Co., Ltd.

The Group’s non-cancellable lease arrangements as of June 30, 2016, are as follows:

(a)	The Group as the Lessee

Finance Lease

Details of finance lease assets as of June 30, 2016 and December 31, 2015, are as follows:

(In millions of Korean won)	June 30, 2016		December 31, 2015
Acquisition costs	~~W~~	260,181	~~W~~	285,932
Less: Accumulated depreciation		(108,251)		(122,617)

Net balance	~~W~~	151,930	~~W~~	163,315

As of June 30, 2016, the Group recognizes financial lease assets as other property and equipment. The related depreciation amounted to ~~W~~24,415 million (2015: ~~W~~37,718 million) for the six-month period ended June 30, 2016.

KT Corporation and Subsidiaries

Notes to Interim Consolidated Financial Statements

June 30, 2016 and 2015 (Unaudited), and December 31, 2015

Details of future minimum lease payments as of June 30, 2016 and December 31, 2015, under finance lease contracts are summarized below:

(In millions of Korean won)	June 30, 2016		December 31, 2015
Total amount of minimum lease payments
Within one year	~~W~~	70,785	~~W~~	78,996
From one year to five years		92,402		105,555

		163,187		184,551

Unrealized interest expense		20,392		28,354

Net amount of minimum lease payments
Within one year		57,614		61,175
From one year to five years		85,181		95,022

	~~W~~	142,795	~~W~~	156,197

Operating Lease

Details of future minimum lease payments as of June 30, 2016 and December 31, 2015, under operating lease contracts are summarized below:

(In millions of Korean won)	June 30, 2016		December 31, 2015
Within one year	~~W~~	99,927	~~W~~	110,771
From one year to five years		284,971		297,027
Thereafter		46,912		77,859

	~~W~~	431,810	~~W~~	485,657

KT Corporation and Subsidiaries

Notes to Interim Consolidated Financial Statements

June 30, 2016 and 2015 (Unaudited), and December 31, 2015

10.	Investments in Associates and Joint ventures

Details of associates as of June 30, 2016 and December 31, 2015, are as follows:

	Percentage of ownership (%)		Location	Date of financial statements
	June 30, 2016	December 31, 2015
Korea Information & Technology Fund	33.3%	33.3%	Korea	December 31
KT-SB Venture Investment[1]	50.0%	50.0%	Korea	December 31
Mongolian Telecommunications	40.0%	40.0%	Mongolia	December 31
KT Wibro Infra Co., Ltd.	26.2%	26.2%	Korea	December 31
KT-CKP New Media Investment Fund	49.7%	49.7%	Korea	December 31
QTT Global (Group) Company Limited	25.0%	25.0%	China	December 31

[1]	At the end of the reporting period, even though the Group has 50% ownership, the equity method of accounting has been applied as the Group, which is a limited partner of investment fund, cannot participate in determining the operating and financial policies.

Changes in investments in associates and joint ventures for the six-month periods ended June 30, 2016 and 2015, are as follows:

	2016
(In millions of Korean won)	Beginning		Acquisition (Disposal)		Shares of income (loss) from associates and joint ventures[1]		Others		Ending

Korea Information & Technology Fund	~~W~~	127,583	~~W~~	—	~~W~~	7,439	~~W~~	(60)	~~W~~	134,962
KT-SB Venture Investment		4,861		—		(62)		—		4,799
Mongolian Telecommunications		7,483		—		(219)		—		7,264
KT Wibro Infra Co., Ltd.		69,328		—		521		—		69,849
KT-CKP New Media Investment Fund		3,860		—		393		—		4,253
QTT Global (Group) Company Limited		13,177		—		166		(156)		13,187
Others		43,737		10,749		474		2,013		56,973

	~~W~~	270,029	~~W~~	10,749	~~W~~	8,712	~~W~~	1,797	~~W~~	291,287

KT Corporation and Subsidiaries

Notes to Interim Consolidated Financial Statements

June 30, 2016 and 2015 (Unaudited), and December 31, 2015

	2015
(In millions of Korean won)	Beginning		Acquisition (Disposal)		Shares of income (loss) from associates and joint ventures[1]		Others		Ending

Korea Information & Technology Fund	~~W~~	122,967	~~W~~	—	~~W~~	3,412	~~W~~	1,131	~~W~~	127,510
KT-SB Venture Investment		22,557		(1,489)		(1,274)		(11,795)		7,999
Mongolian Telecommunications		7,477		—		(14)		—		7,463
KT Wibro Infra Co., Ltd.		68,491		—		591		(6)		69,076
KT-CKP New Media Investment Fund		3,986		—		(61)		—		3,925
Others		113,302		(2,928)		2,224		(64,873)		47,725

	~~W~~	338,780		(4,417)	~~W~~	4,878	~~W~~	(75,543)	~~W~~	263,698

[1]	KT investment Co., Ltd., a subsidiary of the Group, recognizes its share in income (loss) from associates and joint ventures as operating revenue and expense. These include its share in loss from associates and joint ventures of ~~W~~35 million recognized as operating expense during the period. Meanwhile, share in income from joint ventures of ~~W~~6,999 million recognized as operating income and share in loss from joint ventures of ~~W~~7,199 million recognized as operating expense of KT Capital Co., Ltd., which were recognized in profit (loss) from discontinued operations, are included.

Summarized statements of financial position as of June 30, 2016 and December 31, 2015 and summarized statements of income for the periods ended June 30, 2016 and 2015 of associates and joint ventures are as follows:

(In millions of Korean won)	2016
	Assets		Liabilities		Operating revenue		Net income (loss)

Korea Information & Technology Fund	~~W~~	404,887	~~W~~	—	~~W~~	25,980	~~W~~	22,317
KT-SB Venture Investment		9,716		118		1		(124)
Mongolian Telecommunications		23,215		5,055		5,654		(547)
KT Wibro Infra Co., Ltd.		267,281		864		195		1,985
KT-CKP New Media Investment Fund		8,564		—		920		792
QTT Global (Group) Company Limited		17,140		445		4,152		663

KT Corporation and Subsidiaries

Notes to Interim Consolidated Financial Statements

June 30, 2016 and 2015 (Unaudited), and December 31, 2015

(In millions of Korean won)	2015
	Assets		Liabilities		Operating revenue		Net income (loss)

Korea Information & Technology Fund	~~W~~	382,529	~~W~~	—	~~W~~	16,935	~~W~~	10,236
KT-SB Venture Investment		16,246		249		350		(2,547)
Mongolian Telecommunications		23,466		4,807		5,511		(33)
KT Wibro Infra Co., Ltd.		264,053		584		407		2,254
KT-CKP New Media Investment Fund		7,903		—		36		(122)
QTT Global (Group) Company Limited		18,942		2,286		10,173		409

Details of marketable investment in associates and joint ventures as of June  30, 2016 and December 31, 2015, is as follows:

	June 30, 2016
	Number of shares	Carrying Value	Fair Value
		(In millions of Korean won)	(In millions of Korean won)

Mongolian Telecommunications	10,348,111	7,264	4,823

	December 31, 2015
	Number of shares	Carrying Value	Fair Value
		(In millions of Korean won)	(In millions of Korean won)

Mongolian Telecommunications	10,348,111	7,483	4,884

Due to the suspension of equity method accounting, the Group has not recognize loss from associates and joint ventures of ~~W~~3,345 million for the six-month period ended June 30, 2016 (2015: ~~W~~7,700 million). The accumulated comprehensive loss of joint ventures and associates as of June 30, 2016, which was not recognized by the Group is ~~W~~20,086 million (December 31, 2015: ~~W~~51,597 million).

KT Corporation and Subsidiaries

Notes to Interim Consolidated Financial Statements

June 30, 2016 and 2015 (Unaudited), and December 31, 2015

11.	Trade and Other Payables

Details of trade and other payables as of June 30, 2016 and December 31, 2015, are as follows:

(In millions of Korean won)	June 30, 2016		December 31, 2015

Current liabilities
Trade payables	~~W~~	1,145,310	~~W~~	1,290,373
Other payables		4,617,777		5,044,654

	~~W~~	5,763,087	~~W~~	6,335,027

Non-current liabilities
Trade payables	~~W~~	8,771	~~W~~	9,944
Other payables		553,865		659,029

	~~W~~	562,636	~~W~~	668,973

Details of other payables as of June 30, 2016 and December 31, 2015, are as follows:

(In millions of Korean won)	June 30, 2016		December 31, 2015

Non-trade payables[1]	~~W~~	2,946,578	~~W~~	3,581,505
Accrued expenses		1,077,890		921,650
Operating deposits		842,563		885,566
Others		304,611		314,962
Less: non-current		(553,865)		(659,029)

Current	~~W~~	4,617,777	~~W~~	5,044,654

[1]	Settlement payables of BC Card Co., Ltd. of ~~W~~1,379,851 million related to credit card transactions are included as of June 30, 2016 (December 31, 2015: ~~W~~1,386,081 million).

KT Corporation and Subsidiaries

Notes to Interim Consolidated Financial Statements

June 30, 2016 and 2015 (Unaudited), and December 31, 2015

12.	Bonds Payable and Borrowings

Details of bonds payable and borrowings as of June 30, 2016 and December 31, 2015, are as follows:

Bonds Payable

(In millions of Korean won and thousands of foreign currencies)			June 30, 2016			December 31, 2015
Type	Maturity	Annual interest rates	Foreign currency		Korean won	Foreign currency		Korean won

MTNP notes [1]	Sept. 07, 2034	6.50%	USD	100,000	116,470	USD	100,000	117,200
MTNP notes	May 03, 2016	—		—	—	USD	200,000	234,400
MTNP notes	Jan. 20, 2017	3.88%	USD	350,000	407,645	USD	350,000	410,200
FR notes [2]	Aug. 28, 2018	LIBOR(3M)+1.15%	USD	300,000	349,410	USD	300,000	351,600
MTNP notes	Apr. 22, 2017	1.75%	USD	650,000	757,055	USD	650,000	761,800
MTNP notes	Apr. 22, 2019	2.63%	USD	350,000	407,645	USD	350,000	410,200
MTNP notes	Jan. 29, 2016	—		—	—	JPY	18,200,000	176,906
MTNP notes	Jan. 29, 2018	0.86%	JPY	6,800,000	76,986	JPY	6,800,000	66,097
MTNP notes	Feb. 23, 2018	0.48%	JPY	15,000,000	169,823	JPY	15,000,000	145,802
The 173-2nd Public bond	Aug. 06, 2018	6.62%		—	100,000		—	100,000
The 176-3rd Public bond	May 28, 2016	—		—	—		—	260,000
The 177-3rd Public bond	Feb. 09, 2017	5.38%		—	170,000		—	170,000
The 179th Public bond	Mar. 29, 2018	4.47%		—	260,000		—	260,000
The 180-1st Public bond	Apr. 26, 2016	—		—	—		—	210,000
The 180-2nd Public bond	Apr. 26, 2021	4.71%		—	380,000		—	380,000
The 181-1st Public bond	Aug. 26, 2016	3.94%		—	260,000		—	260,000
The 181-2nd Public bond	Aug. 26, 2018	3.99%		—	90,000		—	90,000
The 181-3rd Public bond	Aug. 26, 2021	4.09%		—	250,000		—	250,000
The 182-1st Public bond	Oct. 28, 2016	4.11%		—	320,000		—	320,000
The 182-2nd Public bond	Oct. 28, 2021	4.31%		—	100,000		—	100,000
The 183-1st Public bond	Dec. 22, 2016	3.81%		—	50,000		—	50,000
The 183-2nd Public bond	Dec. 22, 2021	4.09%		—	90,000		—	90,000
The 183-3rd Public bond	Dec. 22, 2031	4.27%		—	160,000		—	160,000
The 184-1st Public bond	Apr. 10, 2018	2.74%		—	120,000		—	120,000
The 184-2nd Public bond	Apr. 10, 2023	2.95%		—	190,000		—	190,000
The 184-3rd Public bond	Apr. 10, 2033	3.17%		—	100,000		—	100,000
The 185-1st Public bond	Sept. 16, 2018	3.46%		—	200,000		—	200,000
The 185-2nd Public bond	Sept. 16, 2020	3.65%		—	300,000		—	300,000
The 186-1st Public bond	June 26, 2017	2.86%		—	120,000		—	120,000
The 186-2nd Public bond	June 26, 2019	3.08%		—	170,000		—	170,000
The 186-3rd Public bond	June 26, 2024	3.42%		—	110,000		—	110,000
The 186-4th Public bond	June 26, 2034	3.70%		—	100,000		—	100,000
The 187-1st Public bond	Sept. 02, 2017	2.69%		—	110,000		—	110,000
The 187-2nd Public bond	Sept. 02, 2019	2.97%		—	220,000		—	220,000
The 187-3rd Public bond	Sept. 02, 2024	3.31%		—	170,000		—	170,000
The 187-4th Public bond	Sept. 02, 2034	3.55%		—	100,000		—	100,000

KT Corporation and Subsidiaries

Notes to Interim Consolidated Financial Statements

June 30, 2016 and 2015 (Unaudited), and December 31, 2015

(In millions of Korean won and thousands of foreign currencies)			June 30, 2016			December 31, 2015
Type	Maturity	Annual interest rates	Foreign currency	Korean won		Foreign currency	Korean won

The 188-1st Public bond	Jan. 29, 2020	2.26%	—		160,000	—		160,000
The 188-2nd Public bond	Jan. 29, 2025	2.45%	—		240,000	—		240,000
The 188-3rd Public bond	Jan. 29, 2035	2.71%	—		50,000	—		50,000
The 189-1st Public bond	Jan. 27, 2019	1.76%	—		100,000	—		—
The 189-2nd Public bond	Jan. 27, 2021	1.95%	—		130,000	—		—
The 189-3rd Public bond	Jan. 27, 2026	2.20%	—		100,000	—		—
The 189-4rd Public bond	Jan. 27, 2036	2.35%	—		70,000	—		—
Unsecured public bond in won	Jan. 24, 2016	—	—		—	—		30,000
The 17th unsecured bond	Apr. 22, 2018	1.89%	—		60,000	—		60,000

					7,435,034			7,924,205
Less: Current portion					(2,082,501)			(1,540,771)
Discount on bonds					(16,941)			(20,480)

Total				~~W~~	5,335,592		~~W~~	6,362,954

[1]	As of June 30, 2016, the Controlling Company has outstanding notes in the amount of USD 100 million with fixed interest rates under Medium Term Note Program (“MTNP”) registered in the Singapore Stock Exchange, which allowed issuance of notes of up to USD 2,000 million. However, the MTN Program has been suspended since 2007.
[2]	LIBOR(3M) is approximately 0.646% as of June 30, 2016.

KT Corporation and Subsidiaries

Notes to Interim Consolidated Financial Statements

June 30, 2016 and 2015 (Unaudited), and December 31, 2015

Short-term borrowings

(In millions of Korean won)			June 30, 2016		December 31, 2015
Financial institution	Type	Annual interest rates	Korean won		Korean Won
Shinhan Bank	General loan	3.09% ~ 3.14%	~~W~~	100,000	~~W~~	100,000
	Operational	2.72% ~ 3.55%		22,974		31,000
Standard Charted Bank	Secured loans	2.86%		8,000		8,000
Woori Bank	Credit loan	—		—		346
	Operational	—		—		6,000
Kookmin Bank	Credit loans	—		—		1,452
Korea Development Bank	Credit loans	2.40% ~ 3.52%		37,840		15,000
	Operational	1.98%		2,500		5,100
Industrial Bank of Korea	Credit loans	5.61%		4,000		4,000
KT Capital	Credit loans	4.95%		2,000		3,900

Total			~~W~~	177,314	~~W~~	174,798

Long-term borrowings

(In millions of Korean won and thousands of foreign currencies)			June 30, 2016				December 31, 2015
Financial institution	Type	Annual interest rates	Foreign currency		Korean won		Foreign currency		Korean won
Shinhan Bank	General loans	2.53% ~ 4.20%		—	~~W~~	32,000		—	~~W~~	32,000
	Facility loans	2.30% ~ 2.56%		—		7,495		—		2,497
	Vessel facility loans	1.32%	USD	27,000		31,447	USD	27,000		31,644
Export-Import Bank of Korea	Inter-Korean Cooperation Fund [1]	2.00%		—		5,181		—		5,428
Kookmin Bank	Facility loans	2.59%		—		7,000		—		—
Woori Bank	General loans	2.79%		—		10,000		—		—
NongHyup Bank	Facility loans	2.00%		—		123		—		123
Korea Development Bank	General loans	3.27%		—		30,000		—		—
NH Investment & Security Co., Ltd.	Commercial papers	3.17%		—		300,000		—		300,000
Others	Redeemable convertible preferred stock [2]	—		—		950		—		950
	Kookmin Bank and other	2.50%	USD	178,494		207,892	USD	156,768		183,732

						632,088				556,374

	Less: Current portion					(27,421)				(10,529)

	Total				~~W~~	604,667			~~W~~	545,845

KT Corporation and Subsidiaries

Notes to Interim Consolidated Financial Statements

June 30, 2016 and 2015 (Unaudited), and December 31, 2015

[1]	The above Inter-Korean Cooperation Fund is repayable in installments over 13 years after a seven-year grace period.
[2]	Skylife TV Co., Ltd., a subsidiary of the Group, issued 1,900,000 of redeemable convertible preferred stock with a par value per share of ~~W~~500 in 2010.

Repayment schedule of the Group’s bonds payable and borrowings including the portion of current liabilities as of June 30, 2016, is as follows:

(In millions of Korean won)
	Bonds						Borrowings
	In Korean won		In foreign currency		Sub- total		In Korean won		In foreign currency		Sub- total		Total
July 1, 2016~ June 30, 2017	~~W~~	920,000	~~W~~	1,164,700	~~W~~	2,084,700	~~W~~	182,636	~~W~~	22,099	~~W~~	204,735	~~W~~	2,289,435
July 1, 2017~ June 30, 2018		550,000		246,809		796,809		22,110		53,454		75,564		872,373
July 1, 2018~ June 30, 2019		660,000		757,055		1,417,055		61,512		53,454		114,966		1,532,021
July 1, 2019~ June 30, 2020		380,000		—		380,000		300,518		53,454		353,972		733,972
Thereafter		2,640,000		116,470		2,756,470		3,287		56,878		60,165		2,816,635

	~~W~~	5,150,000	~~W~~	2,285,034	~~W~~	7,435,034	~~W~~	570,063	~~W~~	239,339	~~W~~	809,402	~~W~~	8,244,436

Carrying value and fair value of the Group’s bonds payable and borrowings as of June 30, 2016 and December 31, 2015, are as follows:

(In millions of Korean won)	June 30, 2016				December 31, 2015
Type	Carrying Value		Fair Value		Carrying Value		Fair Value
Bonds payable	~~W~~	7,418,093	~~W~~	7,471,905	~~W~~	7,903,725	~~W~~	7,965,097
Long-term borrowings (including current portion of long-term borrowings)		632,088		623,872		556,374		544,991
Short-term borrowings		177,314		177,314		174,798		174,798

	~~W~~	8,227,495	~~W~~	8,273,091	~~W~~	8,634,897	~~W~~	8,684,886

The fair values of bonds payable and long-term borrowings are calculated by discounting the expected future cash flows at weighted average borrowing rate. The weighted average borrowing rate is approximately 1.32~4.20% as of June 30, 2016 (December 31, 2015: 1.03~4.20%).

KT Corporation and Subsidiaries

Notes to Interim Consolidated Financial Statements

June 30, 2016 and 2015 (Unaudited), and December 31, 2015

13.	Provisions

Changes in provisions for the six-month periods ended June 30, 2016 and 2015, are as follows:

	2016
(In millions of Korean won)	Litigation		Restoration cost		Others		Total

Beginning balance	~~W~~	17,524	~~W~~	91,827	~~W~~	85,921	~~W~~	195,272
Increase (transfer)		1		7,026		21,028		28,055
Usage		(468)		(1,651)		(25,422)		(27,541)
Reversal		(11)		(489)		(1,066)		(1,566)

Ending balance	~~W~~	17,046	~~W~~	96,713	~~W~~	80,461	~~W~~	194,220

Current		17,046		873		79,039		96,958
Non-current		—		95,840		1,422		97,262

	2015
(In millions of Korean won)	Litigation		Restoration cost		Others		Total

Beginning balance	~~W~~	20,239	~~W~~	98,122	~~W~~	99,508	~~W~~	217,869
Increase (transfer)		10,423		2,827		359		13,609
Usage		(915)		(5,520)		(8,609)		(15,044)
Reversal		(1,173)		(3,685)		(3,332)		(8,190)

Ending balance	~~W~~	28,574	~~W~~	91,744	~~W~~	87,926	~~W~~	208,244

Current		28,574		1,030		87,245		116,849
Non-current		—		90,714		681		91,395

14.	Net Defined Benefit Liabilities

Details of net defined benefit liabilities recognized in the statements of financial position as of June 30, 2016 and December 31, 2015, are determined as follows:

(In millions of Korean won)	June 30, 2016		December 31, 2015
Present value of defined benefit obligations	~~W~~	1,688,660	~~W~~	1,601,974
Fair value of plan assets		(1,062,739)		(1,077,891)

Liabilities in the statement of financial position	~~W~~	625,921	~~W~~	524,083

KT Corporation and Subsidiaries

Notes to Interim Consolidated Financial Statements

June 30, 2016 and 2015 (Unaudited), and December 31, 2015

Changes in the defined benefit obligations for the six-month periods ended June 30, 2016 and 2015, are as follows:

(In millions of Korean won)	2016		2015
Beginning	~~W~~	1,601,974	~~W~~	1,460,957
Current service cost		102,752		99,704
Interest costs		18,289		20,226
Benefit paid		(44,589)		(67,630)
Remeasurements of net defined benefit liabilities		10,234		3,494
Transfer to liabilities held for sale		—		(3,971)
Changes in scope of consolidation		—		(24,347)

Ending	~~W~~	1,688,660	~~W~~	1,488,433

Changes in the fair value of plan assets for the six-month periods ended June 30, 2016 and 2015, are as follows:

(In millions of Korean won)	2016		2015
Beginning	~~W~~	1,077,891	~~W~~	867,119
Interest income on plan assets		12,408		11,919
Remeasurements on plan assets		932		(1,234)
Employer contributions		11,339		13,587
Benefits paid		(39,831)		(37,856)
Transfer to liabilities held for sale		—		(2,749)
Changes in scope of consolidation		—		(16,951)

Ending	~~W~~	1,062,739	~~W~~	833,835

Amounts recognized in the statements of income for the six-month periods ended June 30, 2016 and 2015, are as follows:

(In millions of Korean won)	2016		2015
Current service cost	~~W~~	102,752	~~W~~	99,704
Net interest expense		5,881		8,307
Transfer out		(5,841)		(6,251)
Transfer to discontinued operation		—		(2,876)

Total expenses	~~W~~	102,792	~~W~~	98,884

KT Corporation and Subsidiaries

Notes to Interim Consolidated Financial Statements

June 30, 2016 and 2015 (Unaudited), and December 31, 2015

15.	Commitments and Contingencies

As of June 30, 2016, major commitments with local financial institutions are as follows:

(In millions of Korean won and thousands of foreign currencies)	Financial institution	Currency	Limit	Used amount

Bank overdraft	Kookmin Bank and others	KRW	1,776,800	—
Commercial papers Factoring	KEB Hana Bank and others	KRW	520,000	300,000
Collateralized loan on accounts receivable	NH Bank	KRW	40,000	—
Collateralized loan on electronic accounts receivable	Shinhan Bank and others	KRW	630,000	10,669
Plus electronic notes payable	Industrial Bank of Korea	KRW	50,000	—
Loans for working capital	Industrial Bank of Korea and others	KRW	387,814	249,314
		USD	960	—
Comprehensive credit line	KEB Hana Bank and others	KRW	45,000	2,504
Green energy factoring	Shinhan Bank	KRW	387	138
FX forward trading commitment	Shinhan Bank	USD	11,500	—
Facility loans	Kookmin Bank and others	KRW	14,618	14,618
		USD	212,000	178,494
Vessel facility loans	Shinhan Bank	USD	27,000	27,000
Inter-Korean Cooperation Fund	Export-Import Bank of Korea	KRW	37,700	5,181
Total		KRW	3,502,319	582,424
		USD	251,460	205,494

As of June 30, 2016, payment guarantees received from financial institutions are as follows:

(In millions of Korean won and thousands of foreign currencies)	Financial institution	Currency	Limit
Performance guarantee	Seoul Guarantee Insurance and others	KRW	108,023
		USD	4,148
		IDR[1]	245,631,852
Guarantee for import letters of credit	Industrial Bank of Korea and others	USD	5,980
Guarantee for payment in foreign currency	KEB Hana Bank and others	DZD[2]	103,452
		USD	92,654
		PLN[3]	23,000
Guarantee for payment in local currency	Kookmin Bank and others	KRW	114,443
Bid guarantee	Korea Software Financial Cooperative	KRW	94,893
Performance guarantee /Warranty guarantee	Korea Software Financial Cooperative	KRW	250,798
Guarantee for advances received/others	Korea Software Financial Cooperative and others	KRW	58,357
Warranty guarantee	Seoul Guarantee Insurance	KRW	460
Guarantees for accounts receivable from the handset sales	Seoul Guarantee Insurance	KRW	429,676
Guarantees for licensing	Seoul Guarantee Insurance	KRW	12,417
Guarantees for public sale	Seoul Guarantee Insurance	KRW	87
Guarantees for deposits	Seoul Guarantee Insurance and others	KRW	3,288
Total		KRW	1,072,442
		USD	102,782
		IDR[1]	245,631,852
		DZD[2]	103,452
		PLN[3]	23,000

[1]	Indonesia Rupiah.
[2]	Algerian Dinar.
[3]	Polish Zloty.

KT Corporation and Subsidiaries

Notes to Interim Consolidated Financial Statements

June 30, 2016 and 2015 (Unaudited), and December 31, 2015

As of June 30, 2016, payment guarantees provided by the Group for third parties, are as follows:

(in millions of Korean won)	Subject to payment guarantees	Creditor	Limit		Used amount		Period
KT Estate Inc.	Individuals with the right of ownership of Gyeryeong Rishivill II Aptartment	Shinhan Bank	~~W~~	50,000	~~W~~	79	Jun. 10, 2014 ~ July 31, 2016
	Individuals with the right of ownership of Busan Lotte Castle Blue Ocean Apartment	Shinhan Bank	~~W~~	56,550	~~W~~	28,186	July 31, 2015 ~ Nov. 30, 2017

The Controlling Company is jointly and severally obligated with KT Sat Co., Ltd. to pay KT Sat Co., Ltd.’s liabilities prior to spin-off. As of June 30, 2016, the Company and KT Sat Co., Ltd. are jointly and severally liable for reimbursement of ~~W~~5,767 million.

During the six-month period ended June 30, 2016, the Group entered into agreements with Olleh KT Twenty-fifth to Twenty-sixth Securitization Specialty Co., Ltd. and GIGA LTE Twenty-seventh Securitization Specialty Co., Ltd. (2015: Olleh KT Nineteenth to Twenty-fourth Securitization Specialty Co., Ltd.), and disposed of its trade receivables related to handset sales. The Group also made asset management agreements with each securitization specialty company and will receive the related management fees.

As of June 30, 2016, the Group is a defendant in 213 lawsuits, with an aggregate amount of ~~W~~84,040 million (2015: ~~W~~94,284 million). As of June 30, 2016, litigation provisions of ~~W~~17,046 million for various pending lawsuits and unasserted claims are recorded as liabilities for potential loss in the ordinary course of business. The final outcome of the case cannot be estimated as of the reporting date.

KT Corporation and Subsidiaries

Notes to Interim Consolidated Financial Statements

June 30, 2016 and 2015 (Unaudited), and December 31, 2015

On March 6, 2014, the website of the Controlling Company was accessed by unauthorized person and personal information of the customers was stolen. There are lawsuits against the Controlling Company over this breach seeking damages of approximately ~~W~~7,207 million. The resolution of the lawsuit cannot yet be reasonably predicted. Also, there may be more lawsuits filed against the Company in the future. However, the size and result of any potential lawsuits cannot be reasonably estimated.

Asia Broadcast Satellite Holdings Ltd. (ABS) sued the Controlling Company and its subsidiary, KT Sat, at The International Court of Arbitration of the International Chamber of Commerce on December 31, 2013, for the ownership and compensation of damages due to the sales contract of the satellite KOREASAT. In addition, ABS sued the Controlling Company and its subsidiary, KT Sat, at the International Centre for Dispute Resolution of the American Arbitration Association on December 24, 2013, for the compensation of damages from the breach of entrustment contract. Currently, the mediator selection process for the Controlling Company, KT Sat and ABS is complete, and the process of arbitration is in progress. The final outcome of this arbitration cannot be reasonably estimated.

According to the financial and other covenants included in certain bonds and borrowings, the Group is required to maintain certain financial ratios such as debt-to-equity ratio, use the funds for the designated purpose and report to the creditors periodically. The covenant also contains restriction on provision of additional collateral and disposal of certain assets.

KT Corporation and Subsidiaries

Notes to Interim Consolidated Financial Statements

June 30, 2016 and 2015 (Unaudited), and December 31, 2015

16.	Retained Earnings

Details of retained earnings as of June 30, 2016 and December 31, 2015, are as follows:

(In millions of Korean won)	June 30, 2016		December 31, 2015
Legal reserve[1]	~~W~~	782,249	~~W~~	782,249
Voluntary reserves[2]		4,651,362		4,738,028
Unappropriated retained earnings		3,916,746		3,539,028

	~~W~~	9,350,357	~~W~~	9,059,305

[1]	The Commercial Code of the Republic of Korea requires the Controlling Company to appropriate, as a legal reserve, an amount equal to a minimum of 10% of cash dividends paid until such reserve equals 50% of its issued capital stock. The reserve is not available for the payment of cash dividends, but may be transferred to capital stock with the approval of the Group’s Board of Directors or used to reduce accumulated deficit, if any, with the ratification of the Group’s majority shareholders.
[2]	The Group appropriates a certain portion of its retained earnings as reserves for research and development which are provided in order to obtain tax benefits under the Special Tax Treatment Control Law. Among these reserves, the reversed amount according to the terms of related tax laws may be distributed.

17.	Other Components of Equity

The Group’s other components of equity as of June 30, 2016 and December 31, 2015, are as follows:

(In millions of Korean won)	June 30, 2016		December 31, 2015
Treasury stock	~~W~~	(866,854)	~~W~~	(866,156)
Loss on disposal of treasury stock		2,856		2,869
Share-based payments		5,407		3,737
Others[1]		(370,130)		(373,313)

	~~W~~	(1,228,721)	~~W~~	(1,232,863)

[1]	Profit and loss incurred from transactions with non-controlling interest and investment difference incurred from change in proportion of subsidiaries are included.

As of June 30, 2016 and December 31, 2015, the details of treasury stock are as follows:

	June 30, 2016		December 31, 2015
Number of shares (in shares)		16,272,796		16,262,008
Amounts (In millions of Korean won)	~~W~~	866,854	~~W~~	866,156

Treasury stock is expected to be used for the stock compensation for the Group’s directors and employees and other purposes.

KT Corporation and Subsidiaries

Notes to Interim Consolidated Financial Statements

June 30, 2016 and 2015 (Unaudited), and December 31, 2015

18.	Operating Revenues

Operating revenues for the three-month and six-month periods ended June 30, 2016 and 2015, are as follows:

(in millions of Korean won)	2016				2015
	Three months		Six months		Three months		Six months
Services provided	~~W~~	5,022,505	~~W~~	9,912,868	~~W~~	4,809,465	~~W~~	9,519,380
Sales of goods		655,123		1,279,801		621,875		1,310,678

Total	~~W~~	5,677,628	~~W~~	11,192,669	~~W~~	5,431,340	~~W~~	10,830,058

19.	Operating Expenses

Operating expenses for the three-month and six-month periods ended June 30, 2016 and 2015, are as follows:

(in millions of Korean won)	2016				2015
	Three months		Six months		Three months		Six months
Salaries and wages	~~W~~	856,542	~~W~~	1,710,227	~~W~~	785,051	~~W~~	1,563,350
Depreciation		689,158		1,377,664		690,683		1,385,061
Amortization		141,095		283,153		146,082		293,053
Commissions		294,027		520,575		231,585		465,767
Interconnection charges		192,920		384,197		162,685		343,944
International interconnection fee		55,210		109,991		64,209		124,580
Purchase of inventories		752,991		1,573,883		825,617		1,865,078
Changes of inventories		100,739		90,892		43,925		(44,082)
Sales commission		479,527		961,023		443,081		875,248
Service cost		309,704		633,868		287,492		567,974
Utilities		67,506		150,158		72,820		152,411
Taxes and dues		60,935		124,781		72,532		135,638
Rent		112,072		223,123		105,396		226,024
Insurance premium		58,587		116,512		51,365		99,060
Installation fee		32,665		70,440		97,564		176,354
Advertising expenses		53,361		92,908		42,872		76,431
Research and development expenses		39,030		83,609		41,140		87,311
Card service cost		757,236		1,478,026		713,901		1,415,666
Others		197,371		395,558		184,531		338,788

Total	~~W~~	5,250,676	~~W~~	10,380,588	~~W~~	5,062,531	~~W~~	10,147,656

KT Corporation and Subsidiaries

Notes to Interim Consolidated Financial Statements

June 30, 2016 and 2015 (Unaudited), and December 31, 2015

Details of employee benefits for the three-month and six-month periods ended June 30, 2016 and 2015, are as follows:

(in millions of Korean won)	2016				2015
	Three months		Six months		Three months		Six months
Short-term employee benefits	~~W~~	791,275	~~W~~	1,570,269	~~W~~	723,353	~~W~~	1,445,385
Post-employment benefits (Defined benefit plan)		52,495		102,792		52,119		98,884
Post-employment benefits (Defined contribution plan)		11,836		28,815		8,665		16,910
Post-employment benefits (Others)		1		7,379		11		361
Share-based payment		935		972		903		1,810

Total	~~W~~	856,542	~~W~~	1,710,227	~~W~~	785,051	~~W~~	1,563,350

20.	Other Income and Other Expenses

Other income for the three-month and six-month periods ended June 30, 2016 and 2015, consists of:

(in millions of Korean won)	2016				2015
	Three months		Six months		Three months		Six months
Gain on disposal of property and equipment	~~W~~	4,425	~~W~~	14,011	~~W~~	6,256	~~W~~	18,189
Gain on disposal of intangible assets		1,337		2,661		431		1,100
Compensation on property and equipment		25,690		40,661		51,074		69,419
Gain on government subsidies		4,102		8,375		1,886		4,041
Gain on disposal of investments in associates and subsidiaries		1		1,807		7,432		8,499
Others[1]		10,109		21,739		13,323		234,601

Total	~~W~~	45,664	~~W~~	89,254	~~W~~	80,402	~~W~~	335,849

[1]	Gain on valuation of financial assets at fair value through profit or loss amounting to ~~W~~176,502 million is included for the six-month periods ended June 30, 2015.

KT Corporation and Subsidiaries

Notes to Interim Consolidated Financial Statements

June 30, 2016 and 2015 (Unaudited), and December 31, 2015

Other expenses for the three-month and six-month periods ended June 30, 2016 and 2015, are as follows:

(in millions of Korean won)	2016				2015
	Three months		Six months		Three months		Six months
Loss on disposal of property and equipment	~~W~~	29,654	~~W~~	50,020	~~W~~	37,324	~~W~~	80,998
Loss on disposal of intangible assets		3,177		10,858		24,085		27,866
Loss on disposal of associates and subsidiaries		230		230		801		801
Donation		15,280		25,099		13,478		19,913
Bad debt expenses		699		6,067		2,971		5,085
Others		24,885		35,942		40,731		54,055

Total	~~W~~	73,925	~~W~~	128,216	~~W~~	119,390	~~W~~	188,718

21.	Financial Income and Expenses

Details of financial income for the three-month and six-month periods ended June 30, 2016 and 2015, are as follows:

(in millions of Korean won)	2016				2015
	Three months		Six months		Three months		Six months
Interest income	~~W~~	16,614	~~W~~	37,003	~~W~~	15,852	~~W~~	35,848
Gain on foreign currency transactions		9,860		16,203		3,750		7,651
Gain on foreign currency translation		(26,843)		15,436		3,358		7,306
Gain on valuation of derivatives		23,689		35,510		36,801		46,949
Gain on settlement of derivatives		96		8,515		—		—
Others		1,332		12,794		3,721		6,059

Total	~~W~~	24,748	~~W~~	125,461	~~W~~	63,482	~~W~~	103,813

KT Corporation and Subsidiaries

Notes to Interim Consolidated Financial Statements

June 30, 2016 and 2015 (Unaudited), and December 31, 2015

Details of financial expenses for the three-month and six-month periods ended June 30, 2016 and 2015, are as follows:

(in millions of Korean won)	2016				2015
	Three months		Six months		Three months		Six months
Interest expenses	~~W~~	86,869	~~W~~	181,614	~~W~~	105,781	~~W~~	215,996
Loss on foreign currency transactions		8,848		21,608		5,124		10,178
Loss on foreign currency translation		18,982		39,018		51,308		66,462
Loss on settlement of derivatives		—		440		66		441
Loss on valuation of derivatives		(19,070)		11,709		933		5,936
Loss on disposal of account-receivables		5,176		8,289		275		1,494
Others		—		55		33,299		33,429

Total	~~W~~	100,805	~~W~~	262,733	~~W~~	196,786	~~W~~	333,936

22.	Earnings Per Share

Basic earnings per share is calculated by dividing the profit from operations attributable to equity holders of the Group by the weighted average number of common stocks outstanding during the period, excluding common stocks purchased by the Group and held as treasury stock.

Basic earnings per share from operations for the three-month and six-month periods ended June 30, 2016 and 2015, is calculated as follows:

	2016				2015
	Three months		Six months		Three months		Six months
Net profit attributable to common stock (In millions of Korean won)	~~W~~	230,090	~~W~~	416,131	~~W~~	299,675	~~W~~	561,933
Profit from continuing operations attributable to common stock		230,090		416,131		138,614		401,097
Profit from discontinued operations attributable to common stock		—		—		161,061		160,836
Weighted average number of common stock outstanding (in number of shares)		244,842,924		244,846,362		244,855,517		244,859,092
Basic earnings per share (in Korean won)		940		1,700		1,224		2,295
Basic earnings per share from continuing operations		940		1,700		566		1,638
Basic earnings per share from discontinued operations		—		—		658		657

KT Corporation and Subsidiaries

Notes to Interim Consolidated Financial Statements

June 30, 2016 and 2015 (Unaudited), and December 31, 2015

Diluted earnings per share from operations is calculated by adjusting the weighted average number of common stocks outstanding to assume conversion of all dilutive potential common stocks. The Group has dilutive potential common stocks from stock options.

Diluted earnings per share from operations for the three-month and six-month periods ended June 30, 2016 and 2015, is calculated as follows:

	2016				2015
	Three months		Six months		Three months		Six months
Net income attributable to common stock (In millions of Korean won)	~~W~~	230,090	~~W~~	416,131	~~W~~	299,675	~~W~~	561,933
Adjusted net loss attributable to common stock (In millions of Korean won)		—		(21)		—		(3)
Diluted profit attributable to common stock (In millions of Korean won)		230,090		416,110		299,675		561,930
Diluted profit from continuing operations attributable to common stock		230,090		416,110		138,614		401,094
Diluted income from discontinued operations attributable to common stock		—		—		161,061		160,836
Number of dilutive potential common shares outstanding (in number of shares)		1,349		2,535		1,454		2,227
Weighted average number of common stock outstanding (in number of shares)		244,844,273		244,848,897		244,856,971		244,861,319
Diluted earnings per share (in Korean won)		940		1,699		1,224		2,295
Diluted earnings per share from continuing operations		940		1,699		566		1,638
Diluted earnings per share from discontinued operations		—		—		658		657

KT Corporation and Subsidiaries

Notes to Interim Consolidated Financial Statements

June 30, 2016 and 2015 (Unaudited), and December 31, 2015

23.	Cash Generated from Operations

Cash flows from operating activities for the six-month periods ended June 30, 2016 and 2015, are as follows:

(In millions of Korean won)	2016		2015

1. Profit for the period	~~W~~	470,388	~~W~~	602,387
2. Adjustments to reconcile net income
Income tax expense		174,206		263,109
Interest income[1]		(44,886)		(109,624)
Interest expense[1]		181,614		271,905
Dividend income		(2,063)		(7,695)
Depreciation		1,406,632		1,626,260
Amortization of intangible assets		294,801		311,583
Provisions for severance benefits		108,633		108,011
Bad debts expense		52,075		105,699
Income from associates and joint ventures		(8,712)		(4,878)
Gain on disposal of investment in associates and joint ventures		(1,577)		430
Gain on disposal of investment in subsidiaries		—		(256,574)
Loss on disposal of property and equipment, and investment property		36,009		62,809
Loss on disposal of intangible assets		8,197		26,766
Loss on foreign currency translation		23,582		59,156
Gain on derivatives		(31,876)		(213,243)
Others		(78,462)		(113,946)
3. Changes in operating assets and liabilities
Decrease(increase) in trade receivables		209,124		(19,037)
Decrease(increase) in other receivables		57,968		(454,802)
Decrease(increase) in loans receivable		(4,746)		44,406
Decrease(increase) in finance lease receivables		(39)		76,473
Increase in other current assets		(30,679)		(64,205)
Decrease(increase) in other non-current assets		44,552		(158,226)
Decrease(increase) in inventories		97,349		(73,146)
Decrease in trade payables		(116,244)		(111,227)
Increase(decrease) in other payables		(58,087)		254,025
Increase in other current liabilities		59,953		275
Increase in other non-current liabilities		76,742		47,698
Decrease in provisions		(5,302)		(5,226)
Decrease in deferred revenue		(45,313)		(37,120)
Decrease in plan assets		22,223		56,091
Payment of severance benefits		(37,628)		(105,144)

4. Net cash provided by operating activities (1+2+3)	~~W~~	2,858,434	~~W~~	2,182,990

KT Corporation and Subsidiaries

Notes to Interim Consolidated Financial Statements

June 30, 2016 and 2015 (Unaudited), and December 31, 2015

[1]	BC Card Co., Ltd., a subsidiary of the Group, recognizes interest income and expenses as operating income and expenses, respectively. Interest income amounting to ~~W~~7,883 million (2015: ~~W~~7,221 million) for the six-month period ended June 30, 2016, that is recognized as operating income, is included. In addition, interest income amounting to ~~W~~66,555 million and interest expenses amounting to ~~W~~55,909 million of KT Capital and KT Rental for the six-month period ended June 30, 2015, which were recognized in profit (loss) from discontinued operations, are included.

Significant transactions not affecting cash flows for the six-month periods ended June 30, 2016 and 2015, are as follows:

(In millions of Korean won)	2016		2015
Reclassification of the current portion of bonds payable	~~W~~	1,475,013	~~W~~	894,877
Reclassification of construction-in-progress to property and equipment		596,841		822,407
Reclassification of accounts payable from property and equipment		403,981		441,993
Reclassification of accounts payable from intangible assets		117,749		179,100
Reclassification of payable from defined benefit liability		6,961		(37,514)
Reclassification of payable from plan assets		6,269		31,822

KT Corporation and Subsidiaries

Notes to Interim Consolidated Financial Statements

June 30, 2016 and 2015 (Unaudited), and December 31, 2015

24.	Segment Information

Management of the Group determines operating segments based on the information reported to the management for setting business strategy. The Group’s operating segments as of June 30, 2016, are as follows:

Details	Business service
Marketing/Customer	Mobile/fixed line telecommunication service and convergence business
Finance	Credit card and others
Others	Satellite TV, facility security and global business

Details of each segment for the three-month periods ended June 30, 2016 and 2015, are as follows:

	2016
(In millions of Korean won)	Operating revenues		Operating Income		Depreciation and Amortization
Marketing/Customer	~~W~~	3,999,229	~~W~~	288,249	~~W~~	715,371
Finance		888,661		56,238		7,165
Others		1,630,252		85,793		105,750

		6,518,142		430,280		828,286
Elimination for consolidation		(840,514)		(3,328)		1,967

Consolidated amount	~~W~~	5,677,628	~~W~~	426,952	~~W~~	830,253

	2015
(In millions of Korean won)	Operating revenues		Operating Income		Depreciation and Amortization
Marketing/Customer	~~W~~	3,962,157	~~W~~	220,468	~~W~~	722,910
Finance		826,659		45,398		6,182
Others		1,509,442		86,627		106,837

		6,298,258		352,493		835,929
Elimination for consolidation		(866,918)		16,316		836

Consolidated amount	~~W~~	5,431,340	~~W~~	368,809	~~W~~	836,765

KT Corporation and Subsidiaries

Notes to Interim Consolidated Financial Statements

June 30, 2016 and 2015 (Unaudited), and December 31, 2015

Details of each segment for the six-month periods ended June 30, 2016 and 2015, are as follows:

	2016
(In millions of Korean won)	Operating revenues		Operating Income		Depreciation and Amortization
Marketing/Customer	~~W~~	8,024,978	~~W~~	565,300	~~W~~	1,432,100
Finance		1,751,680		115,396		14,434
Others		3,078,015		145,690		210,356

		12,854,673		826,386		1,656,890
Elimination for consolidation		(1,662,004)		(14,305)		3,927

Consolidated amount	~~W~~	11,192,669	~~W~~	812,081	~~W~~	1,660,817

	2015
(In millions of Korean won)	Operating revenues		Operating Income		Depreciation and Amortization
Marketing/Customer	~~W~~	7,945,815	~~W~~	426,806	~~W~~	1,455,544
Finance		1,638,125		95,294		12,399
Others		2,905,650		175,685		208,031

		12,489,590		697,785		1,675,974
Elimination for consolidation		(1,659,532)		(15,383)		2,140

Consolidated amount	~~W~~	10,830,058	~~W~~	682,402	~~W~~	1,678,114

The regional segment information provided to the management for the reportable segments as of June 30, 2016 and December 31, 2015, and for the three-month and six-month periods ended June 30, 2016 and 2015, are as follows:

(in millions of Korean won)	2016
	Operating revenues				Non-current assets[1]
	Three months		Six months		June 30, 2016
Domestic	~~W~~	5,650,794	~~W~~	11,143,066	~~W~~	17,110,313
Overseas		26,834		49,603		178,735

Total	~~W~~	5,677,628	~~W~~	11,192,669	~~W~~	17,289,048

KT Corporation and Subsidiaries

Notes to Interim Consolidated Financial Statements

June 30, 2016 and 2015 (Unaudited), and December 31, 2015

(in millions of Korean won)	2015
	Operating revenues				Non-current assets[1]
	Three months		Six months		December 31, 2015
Domestic	~~W~~	5,418,851	~~W~~	10,793,485	~~W~~	17,989,844
Overseas		12,489		36,573		190,891

Total	~~W~~	5,431,340	~~W~~	10,830,058	~~W~~	18,180,735

[1]	Non-current assets include property, plant and equipment, intangible assets and investment property.

KT Corporation and Subsidiaries

Notes to Interim Consolidated Financial Statements

June 30, 2016 and 2015 (Unaudited), and December 31, 2015

25.	Related Party Transactions

The list of related parties of the Group as of June 30, 2016, is as follows:

Relationship	Related parties
Associates and joint ventures	Korea Information & Technology Investment Fund, KT WiBro Infra Co., Ltd., K-REALTY CR REIT 1, Mongolian Telecommunications, KT-SB Venture Investment Fund, Boston Global Film & Contents Fund L.P., QTT Global (Group) Company Limited, CU Industrial Development Co., Ltd., HooH Healthcare Inc., KD Living, Inc., ChungHo EZ-Cash Co., Ltd., MOS GS Co., Ltd., MOS Daegu Co., Ltd., MOS Chungcheong Co., Ltd., MOS Gangnam Co., Ltd., MOS GB Co., Ltd., MOS BS Co., Ltd., MOS Honam Co., Ltd., Oscar Ent. Co., Ltd., Texno Pro Sistem, KT-CKP New Media Investment Fund, LoginD Co., Ltd., K-REALTY CR-REIT 6, ISU-kth Contents Investment Fund, Daiwon Broadcasting Co., Ltd., KT-DSC creative economy youth start-up investment fund, Gyeonggi-KT Green Growth Fund, Korea electronic Vehicle charging service, PT. Mitra Transaksi Indonesia, K-REALTY RENTAL HOUSING REIT 2

The related receivables and payables as of June 30, 2016 and December 31, 2015, are as follows:

		June 30, 2016
		Receivables						Payables
(In millions of Korean won)		Trade receivables		Loans		Other receivables		Trade payables		Other payables

Associates and joint ventures	KT Wibro Infra Co., Ltd.	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	39,254
	K- Realty CR-REITs No.1		853		—		33,833		—		—
	MOS GS Co., Ltd.		32		—		1		—		1,403
	MOS Daegu Co., Ltd.		1		—		—		—		1,014
	MOS Chungcheong Co., Ltd.		22		—		1		—		1,097
	MOS Gangnam Co., Ltd.		22		—		1		—		1,114
	MOS GB Co., Ltd.		60		—		1		—		1,741
	MOS BS Co., Ltd.		15		—		1		—		1,221
	MOS Honam Co., Ltd.		10		—		2		—		1,275
	Others		202		—		1,433		3		689

	Total	~~W~~	1,217	~~W~~	—	~~W~~	35,273	~~W~~	3	~~W~~	48,808

KT Corporation and Subsidiaries

Notes to Interim Consolidated Financial Statements

June 30, 2016 and 2015 (Unaudited), and December 31, 2015

		December 31, 2015
		Receivables						Payables
(In millions of Korean won)		Trade receivables		Loans		Other receivables		Trade payables		Other payables
Associates and joint ventures	KT Wibro Infra Co., Ltd.	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	86,507
	Smart Channel Co., Ltd.[1]		8,684		46,914		39,950		995		1,308
	K- Realty CR-REITs No.1		927		—		34,200		—		—
	MOS GS Co., Ltd.		33		—		1		—		1,454
	MOS Daegu Co., Ltd.		8		—		23		—		1,051
	MOS Chungcheong Co., Ltd.		4		—		1		—		1,184
	MOS Gangnam Co., Ltd.		3		—		1		—		—
	MOS GB Co., Ltd.		6		—		1		108		2,801
	MOS BS Co., Ltd.		1		—		1		—		1,086
	MOS Honam Co., Ltd.		3		—		—		—		1,793
	Others		738		—		1,499		110		3,010

	Total	~~W~~	10,407	~~W~~	46,914	~~W~~	75,677	~~W~~	1,213	~~W~~	100,194

[1]	The Group provided allowance for doubtful receivables of ~~W~~86,864 million against loans and other receivables from Smart Channel Co., Ltd. for the year ended December 31, 2015.

Significant transactions with related parties for the six-month periods ended June 30, 2016 and 2015, are as follows:

		2016
		Sales				Purchases
(In millions of Korean won)		Operating revenue		Other income		Operating expenses		Others[1]

Associates and joint ventures	KT Wibro Infra Co., Ltd.	~~W~~	5	~~W~~	—	~~W~~	—	~~W~~	195
	Smart Channel Co., Ltd.[2]		766		—		—		—
	K- Realty CR-REITs No.1		987		—		18,820		—
	MOS GS Co., Ltd.		334		—		7,448		920
	MOS Daegu Co., Ltd.		152		—		5,378		250
	MOS Chungcheong Co., Ltd.		169		—		5,581		471
	MOS Gangnam Co., Ltd.		201		—		7,019		587
	MOS GB Co., Ltd.		410		—		9,522		796
	MOS BS Co., Ltd.		227		—		6,894		327
	MOS Honam Co., Ltd.		230		—		6,431		401
	Others		1,336		60		4,196		20

	Total	~~W~~	4,817	~~W~~	60	~~W~~	71,289	~~W~~	3,967

KT Corporation and Subsidiaries

Notes to Interim Consolidated Financial Statements

June 30, 2016 and 2015 (Unaudited), and December 31, 2015

[1]	The amount includes acquisition of property and equipment, and others.
[2]	Presented the transactions for the six-month period ended June 30, 2016, before Smart Channel Co., Ltd. was included in the consolidation scope.

		2015
		Sales				Purchases
(In millions of Korean won)		Operating revenue		Other income		Operating expenses		Others[1]

Associates and joint ventures	KT Service Bukbu	~~W~~	3,515	~~W~~	—	~~W~~	28,550	~~W~~	—
	Information Technology Solution Nambu Corporation		3,858		—		24,025		—
	Information Technology Solution Seobu Corporation		3,520		1		20,031		—
	Information Technology Solution Busan Corporation		2,318		—		14,049		—
	KT Service Nambu		3,650		—		21,074		59
	Information Technology Solution Honam Corporation		3,172		—		28,051		1,487
	Information Technology Solution Daegu Corporation		2,068		—		18,252		20
	KT Wibro Infra Co., Ltd.		5		—		—		407
	Smart Channel Co., Ltd.		4,874		—		3		—
	K- Realty CR-REITs No.1		1,019		—		19,191		—
	MOS GS Co., Ltd.		653		—		7,342		598
	MOS Daegu Co., Ltd.		381		—		5,179		210
	MOS Chungcheong Co., Ltd.		379		—		5,551		85
	MOS Gangnam Co., Ltd.		439		—		7,006		421
	MOS GB Co., Ltd.		915		—		9,294		574
	MOS BS Co., Ltd.		480		—		7,103		317
	MOS Honam Co., Ltd.		459		—		6,189		3
	Others		2,788		—		8,245		6

	Total [2]	~~W~~	34,493	~~W~~	1	~~W~~	229,135	~~W~~	4,187

[1]	The amount includes acquisition of property and equipment, and others.
[2]	Operating revenue amounting to ~~W~~6,634 million from KT Rental and KT Capital Co., Ltd., which were classified as discontinued operation during the six-month periods ended June 30, 2015, is included.

KT Corporation and Subsidiaries

Notes to Interim Consolidated Financial Statements

June 30, 2016 and 2015 (Unaudited), and December 31, 2015

Key management compensation for the six-month periods ended June 30, 2016 and 2015, consists of:

(In millions of Korean won)	2016		2015
Salaries and other short-term benefits	~~W~~	1,288	~~W~~	1,173
Provision for severance benefits		207		175
Stock-based compensation		499		484

	~~W~~	1,994	~~W~~	1,832

Fund transactions with related parties for the six-month periods ended June 30, 2016 and 2015, are as follows:

(in millions of Korean won)	2016
	Equity contributions in cash		Dividend income

Associates and Joint ventures
KT-DSC creative economy youth start-up investment fund	~~W~~	4,000	~~W~~	—
PT. Mitra Transaksi Indonesia		7,908		—
K-REALTY RENTAL HOUSING REIT 2		5,500		—
K-REALTY CR REIT 1		—		2,336
Korea Information & Technology Investment Fund		—		3,201
MOS GS Co., Ltd.		—		8
MOS Daegu Co., Ltd.		—		8
MOS Chungcheong Co., Ltd.		—		8
MOS Gangnam Co., Ltd.		—		10
MOS GB Co., Ltd.		—		12
MOS BS Co., Ltd.		—		10
MOS Honam Co., Ltd.		—		10
Daiwon Broadcasting Co., Ltd.		—		85

Total	~~W~~	17,408	~~W~~	5,688

KT Corporation and Subsidiaries

Notes to Interim Consolidated Financial Statements

June 30, 2016 and 2015 (Unaudited), and December 31, 2015

(in millions of Korean won)	2015
	Equity contributions in cash		Dividend income

Associates and Joint ventures
KT-DSC creative economy youth start-up investment fund	~~W~~	2,000	~~W~~	—
2010 KIF-IMM IT Investment Fund[1]		617		—
KTC-NP-Growth Champ 2011-2 PEF[1]		6,400		—
Korea Information & Technology Investment Fund		—		1,107
Exdell Corporation		—		13
KT Service Bukbu[2]		—		9
Information Technology Solution Nambu Corporation[2]		—		9
Information Technology Solution Seobu Corporation[2]		—		9
Information Technology Solution Busan Corporation[2]		—		9
KT Service Nambu		—		9
Information Technology Solution Honam Corporation[2]		—		9
Information Technology Solution Daegu Corporation[2]		—		9
K-REALTY CR REIT 1		—		1,761
Mongolian Telecommunications		—		35
MOS GS Co., Ltd.		—		8
MOS Daegu Co., Ltd.		—		8
MOS Chungcheong Co., Ltd.		—		8
MOS Gangnam Co., Ltd.		—		10
MOS GB Co., Ltd.		—		16
MOS BS Co., Ltd.		—		10
MOS Honam Co., Ltd.		—		10
Daiwon Broadcasting Co., Ltd.		—		85
K-REALTY CR REIT 6		—		13

Total	~~W~~	9,017	~~W~~	3,147

[1]	The transactions related to KT Capital Co., Ltd., which was classified as discontinued operation during the period ended June, 2015, are included.
[2]	The transactions for the period ended June 30, 2015, before KT Service Bukbu Co., Ltd. and KT Service Nambu Co.,Ltd. were merged and included in the consolidation scope.

There are no collaterals and payment guarantees provided to or provided by the related parties.

KT Corporation and Subsidiaries

Notes to Interim Consolidated Financial Statements

June 30, 2016 and 2015 (Unaudited), and December 31, 2015

26.	Fair Value

There are no significant changes in business and economic environments that affect the fair value of financial assets and liabilities for the six-month period ended June 30, 2016.

26.1 Fair Value of Financial Instruments by Category

Carrying amount and fair value of financial instruments by category as of June 30, 2016 and December 31, 2015, are as follows:

(In millions of Korean won)	June 30, 2016				December 31, 2015
	Carrying amount		Fair value		Carrying amount		Fair value

Financial assets
Cash and cash equivalents[1]	~~W~~	3,043,228	~~W~~	3,043,228	~~W~~	2,559,464	~~W~~	2,559,464
Trade and other receivables[1]		5,217,957		5,217,957		5,588,764		5,588,764
Other financial assets
Financial instruments at fair value through profit or loss		507		507		18		18
Derivative financial instruments for hedging purpose		152,468		152,468		139,088		139,088
Time deposits and others[1]		541,566		541,566		434,093		434,093
Held-to-maturity		13,130		13,130		18,030		18,030
Available-for-sale financial assets[2]		268,341		268,341		308,539		308,539

Total	~~W~~	9,237,197	~~W~~	9,237,197	~~W~~	9,047,996	~~W~~	9,047,996

Financial liabilities
Trade and other liabilities [1]	~~W~~	6,325,723	~~W~~	6,325,723	~~W~~	7,004,000	~~W~~	7,004,000
Borrowings		8,227,495		8,273,091		8,634,897		8,684,886
Other financial liabilities
Financial instruments at fair value through profit or loss		2,006		2,006		2,006		2,006
Derivative financial instruments for hedging purpose		15,052		15,052		62,883		62,883
Other financial liabilities[1]		79,218		79,218		82,439		82,439

	~~W~~	14,649,494	~~W~~	14,695,090	~~W~~	15,786,225	~~W~~	15,836,214

[1]	Additional measurement of fair value is not performed because carrying value is a reasonable approximation of fair value.
[2]	Investments in equity instruments that do not have a quoted market price in an active market, and whose fair value cannot be reliably measured are not included in fair value disclosure and these are measured at cost.

KT Corporation and Subsidiaries

Notes to Interim Consolidated Financial Statements

June 30, 2016 and 2015 (Unaudited), and December 31, 2015

26.2 Financial Instruments Measured at Cost

Available-for-sale financial assets measured at cost as of June 30, 2016 and December 31, 2015, are as follows:

(In millions of Korean won)	June 30, 2016		December 31, 2015

IBK-AUCTUS Green Growth Private Equity Fund	~~W~~	9,506	~~W~~	11,134
K Bank Inc.		36,500		—
WALDEN No.6 Fund		5,531		5,686
TRANSLINK No.2 Fund		9,395		10,085
Storm IV Fund		7,550		6,602
CBC II Fund		8,689		10,150
Others		31,104		7,841

	~~W~~	108,275	~~W~~	51,498

The range of cashflow estimates is significant and the probabilities of the various estimates cannot be reasonably assessed, therefore, these instruments are measured at cost.

The Group does not have any plans to dispose of the above-mentioned equities instruments in the near future. These instruments will be measured at fair value when the Group can develop a reliable estimate of the fair value.

26.3 Fair Value Hierarchy

Assets measured at fair value or for which the fair value is disclosed are categorized within the fair value hierarchy, and the defined levels are as follows:

•	Quoted prices (unadjusted) in active markets for identical assets or liabilities (Level 1).

•	Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (that is, prices) or indirectly (that is, derived from prices) (Level 2).

•	Inputs for the asset or liability that are not based on observable market data (that is, unobservable inputs) (Level 3).

KT Corporation and Subsidiaries

Notes to Interim Consolidated Financial Statements

June 30, 2016 and 2015 (Unaudited), and December 31, 2015

Fair value hierarchy classifications of the financial assets and financial liabilities that are measured at fair value or its fair value is disclosed as of June 30, 2016 and December 31, 2015, are as follows:

	June 30, 2016
(In millions of Korean won)	Level 1		Level 2		Level 3		Total

Recurring fair value measurements
Other financial assets
Financial assets at fair value through profit or loss	~~W~~	—	~~W~~	507	~~W~~	—	~~W~~	507
Derivative financial assets for hedging purpose		—		152,468		—		152,468
Available-for-sale financial assets		13,112		—		255,229		268,341

		13,112		152,975		255,229		421,316

Disclosed fair value
Associates and joint ventures		4,823		—		—		4,823

		4,823		—		—		4,823

	~~W~~	17,935	~~W~~	152,975	~~W~~	255,229	~~W~~	426,139

Recurring fair value measurements
Other financial liabilities
Financial liabilities at fair value through profit or loss	~~W~~	—	~~W~~	—	~~W~~	2,006	~~W~~	2,006
Derivative financial liabilities for hedging purpose		—		15,052		—		15,052

		—		15,052		2,006		17,058

Disclosed fair value
Borrowings		—		—		8,273,091		8,273,091

		—		—		8,273,091		8,273,091

	~~W~~	—	~~W~~	15,052	~~W~~	8,275,097	~~W~~	8,290,149

KT Corporation and Subsidiaries

Notes to Interim Consolidated Financial Statements

June 30, 2016 and 2015 (Unaudited), and December 31, 2015

	December 31, 2015
(in millions of Korean won)	Level 1		Level 2		Level 3		Total

Recurring fair value measurements
Other financial assets
Financial assets at fair value through profit or loss	~~W~~	—	~~W~~	—	~~W~~	18	~~W~~	18
Derivative financial assets for hedging purpose		—		139,088		—		139,088
Available-for-sale financial assets		41,202		—		267,337		308,539

		41,202		139,088		267,355		447,645

Disclosed fair value
Associates and joint ventures		4,884		—		—		4,884

		4,884		—		—		4,884

	~~W~~	46,086	~~W~~	139,088	~~W~~	267,355	~~W~~	452,529

Recurring fair value measurements
Other financial liabilities
Financial liabilities at fair value through profit or loss	~~W~~	—	~~W~~	—	~~W~~	2,006	~~W~~	2,006
Derivative financial liabilities for hedging purpose		—		62,883		—		62,883

		—		62,883		2,006		64,889

Disclosed fair value
Borrowings		—		—		8,684,886		8,684,886

		—		—		8,684,886		8,684,886

	~~W~~	—	~~W~~	62,883	~~W~~	8,686,892	~~W~~	8,749,775

26.4 Transfers Between Fair Value Hierarchy Levels of Recurring Fair Value Measurements

There are no transfers between Level 1 and Level 2 of the fair value hierarchy for the recurring fair value measurements for the six-month periods ended June 30, 2016.

Details of changes in Level 3 of the fair value hierarchy for the recurring fair value measurements for the six-month periods ended June 30, 2016 and 2015, are as follows:

	2016
(In millions of Korean won)	Financial assets at fair value through profit or loss		Available-for-sale		Other derivative liabilities

Beginning balance	~~W~~	18	~~W~~	267,337	~~W~~	2,006
Transfer		—		9,050		—
Amount recognized in other comprehensive income		—		(20,009)		—
Purchases		—		978		—
Sales		(18)		(2,127)		—

Ending balance	~~W~~	—	~~W~~	255,229	~~W~~	2,006

KT Corporation and Subsidiaries

Notes to Interim Consolidated Financial Statements

June 30, 2016 and 2015 (Unaudited), and December 31, 2015

	2015
(in millions of Korean won)	Financial assets at fair value through profit or loss		Derivative financial assets for hedging purpose		Available- for-sale		Other derivative liabilities		Financial liabilities designated as at fair value through profit or loss

Beginning balance	~~W~~	6,983	~~W~~	7,342	~~W~~	329,260	~~W~~	646	~~W~~	3,334
Amount recognized in profit or loss		172,271		2,281		(196)		—		—
Amount recognized in other comprehensive income		—		(795)		27,727		—		—
Purchases		—		—		10,725		—		—
Sales		—		—		(19,527)		(530)		—
Settlement		(176,681)		—		—		—		(3,334)
Transfer to assets or liabilities held for sale		(2,274)		—		(39,727)		(95)		—

Ending balance	~~W~~	299	~~W~~	8,828	~~W~~	308,262	~~W~~	21	~~W~~	—

26.5 Valuation Technique and the Inputs

Valuation techniques and inputs used in the recurring, non-recurring fair value measurements and disclosed fair values categorized within Level 2 and Level 3 of the fair value hierarchy as of June 30, 2016 and December 31, 2015, are as follows:

	June 30, 2016
(in millions of Korean won)	Fair value		Level	Valuation techniques

Recurring fair value measurements
Other financial assets
Currency forwards	~~W~~	507	2	Discounted cash flow model
Derivative financial assets for hedging purpose		152,468	2	Discounted cash flow model
Available-for-sale financial assets		255,229	3	Discounted cash flow model

Recurring fair value measurements
Other financial liabilities
Derivative financial liabilities for hedging purpose		15,052	2	Discounted cash flow model
Other financial liabilities		2,006	3	Discounted cash flow model
				Comparable Company Analysis
Disclosed fair value
Borrowings		8,273,091	3	Discounted cash flow model

KT Corporation and Subsidiaries

Notes to Interim Consolidated Financial Statements

June 30, 2016 and 2015 (Unaudited), and December 31, 2015

	December 31, 2015
(in millions of Korean won)	Fair value		Level	Valuation techniques

Recurring fair value measurements
Other financial assets
Financial assets at fair value through profit or loss
Held for trading financial assets
Other derivative assets	~~W~~	18	3	Monte-Carlo Simulation
				Option model
Derivative financial assets for hedging purpose		139,088	2	Discounted cash flow model
Available-for-sale financial assets		267,337	3	Discounted cash flow model

Recurring fair value measurements
Other financial liabilities
Derivative financial liabilities for hedging purpose		62,883	2	Discounted cash flow model
Other derivative financial liabilities		2,006	3	Discounted cash flow model
				Comparable Company Analysis
Disclosed fair value
Borrowings		8,684,886	3	Discounted cash flow model

26.6 Valuation Processes for Fair Value Measurements Categorized Within Level 3

The Group uses external experts that perform the fair value measurements required for financial reporting purposes. External experts report directly to the chief financial officer (CFO) and the audit committee (AC), and discusses valuation processes and results with the CFO and AC at least once every quarter in line with the Group’s quarterly reporting dates.

KT Corporation and Subsidiaries

Notes to Interim Consolidated Financial Statements

June 30, 2016 and 2015 (Unaudited), and December 31, 2015

26.7 Gain and Loss on Valuation at the Transaction Date

If the Group uses a valuation technique that incorporates data not obtained from observable markets for the fair value at initial recognition of the derivative financial instrument, there may be a difference between the transaction price and the amount determined using that valuation technique (Day 1 profit and loss). In these circumstances, the fair value of the financial instrument is recognized as transaction price and the difference is amortized by using the straight-line method during the transaction period of the financial instrument. If the fair value of the financial instrument is subsequently determined using observable market inputs, the remaining deferred amount is recognized in profit or loss in the statement of income.

27.	Discontinued Operations

The Group disposed KT Rental and KT Capital Co., Ltd. in 2015. The profit and loss on the related operations of KT Rental and KT Capital Co., Ltd. were presented as discontinued operations and the related financial information is as follows:

Profit and loss from discontinued operations for the three-month and six-month periods ended June 30, 2015, are as follows:

(In millions of Korean won)	2015
	Three-month		Six-month
Revenue	~~W~~	235,242	~~W~~	534,901
Expense		217,570		522,339
Profit on disposal of discontinued operations		248,446		248,446
Profit before tax of discontinued operations		266,118		261,008
Income tax expense		102,331		101,441

Profit for the period from discontinued operations	~~W~~	163,787	~~W~~	159,567

Cash flows from discontinued operations for the six-month periods ended June 30, 2015, are as follows:

(In millions of Korean won)	2015
Cash flows from operating activities	~~W~~	(44,088)
Cash flows from investing activities		(3,173)
Cash flows from financing activities		115,340

Net cash flows	~~W~~	68,079

KT Corporation and Subsidiaries

Notes to Interim Consolidated Financial Statements

June 30, 2016 and 2015 (Unaudited), and December 31, 2015

28.	Events after the Reporting Period

(1) Subsequent to June 30, 2016, the Group has issued following bonds:

(in thousands of USD)	Issue date	Total par value	Coupon rate	Maturity date	Maturity Method
2016 Global Bond	July 18, 2016	USD 400,000	2.50%	July 18, 2026	Lump sum payment at maturity

(2) On August 2, 2016, the Controlling Company has invested additional 100 billion won in KT M mobile Co., Ltd. as approved by the Board of Directors on July 28, 2016.

Exhibit 2

KT Corporation

Interim Separate Financial Statements

June 30, 2016 and 2015

KT Corporation

Index

June 30, 2016 and 2015

Report on Review of Interim Financial Statements

(English Translation of a Report Originally Issued in Korean)

To the Shareholders and Board of Directors of

KT Corporation

Reviewed Financial Statements

We have reviewed the accompanying interim separate financial statements of KT Corporation (the “Company”). These financial statements consist of the separate statement of financial position of the Company as of June 30, 2016, and the related interim separate statements of income, comprehensive income for the three-month and six-month periods ended June 30, 2016 and 2015, and interim separate statements of changes in equity and cash flows for the six-month periods ended June 30, 2016 and 2015, and a summary of significant accounting policies and other explanatory notes, expressed in Korean won.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these separate financial statements in accordance with the International Financial Reporting Standards as adopted by the Republic of Korea (“Korean IFRS”) 1034, Interim Financial Reporting, and for such internal control as management determines is necessary to enable the preparation of separate financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to issue a report on these separate financial statements based on our reviews.

We conducted our reviews in accordance with the quarterly and semi-annual review standards established by the Securities and Futures Commission of the Republic of Korea. A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with auditing standards generally accepted in the Republic of Korea and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Samil PricewaterhouseCoopers, 92, Hangangdaero, Yongsan-gu, Seoul 04386, Korea, www.samil.com

1

Conclusion

Based on our reviews, nothing has come to our attention that causes us to believe the accompanying interim separate financial statements are not presented fairly, in all material respects, in accordance with the Korean IFRS 1034, Interim Financial Reporting.

Other Matters

We have audited the separate statement of financial position of the Company as of December 31, 2015, and the related separate statements of income, comprehensive income, changes in equity and cash flows for the year then ended, in accordance with the Korean Standards on Auditing. We expressed an unqualified opinion on those separate financial statements in our audit report dated March 4, 2016. These separate financial statements are not included in this review report. The separate statement of financial position as of December 31, 2015, presented herein for comparative purposes, is consistent, in all material respects, with the above audited separate statement of financial position as of December 31, 2015.

Review standards and their application in practice vary among countries. The procedures and practices used in the Republic of Korea to review such financial statements may differ from those generally accepted and applied in other countries.

Seoul, Korea

August 16, 2016

This report is effective as of August 16, 2016, the review report date. Certain subsequent events or circumstances, which may occur between the review report date and the time of reading this report, could have a material impact on the accompanying interim separate financial statements and notes thereto. Accordingly, the readers of the review report should understand that there is a possibility that the above review report may have to be revised to reflect the impact of such subsequent events or circumstances, if any.

2

KT Corporation

Interim Separate Statements of Financial Position

June 30, 2016 and December 31, 2015

(in millions of Korean won)	Notes	June 30, 2016		December 31, 2015
		(Unaudited)
Assets

Current assets
Cash and cash equivalents	4	~~W~~	1,710,174	~~W~~	1,126,991
Trade and other receivables, net	4,5		2,723,733		2,974,117
Other financial assets	4,6		95,994		2,051
Inventories, net	7		239,114		327,240
Current income tax asset			—		1,942
Other current assets	8		247,499		204,579

Total current assets			5,016,514		4,636,920

Non-current assets
Trade and other receivables, net	4,5		567,790		605,181
Other financial assets	4,6		187,042		218,582
Property and equipment, net	10		11,486,572		12,144,964
Investment property, net	10		680,950		683,511
Intangible assets, net	10		1,582,075		1,804,083
Investments in subsidiaries, associates and joint ventures	11		3,552,056		3,541,837
Deferred income tax assets			488,855		556,488
Other non-current assets	8		28,921		30,929

Total non-current assets			18,574,261		19,585,575

Total assets		~~W~~	23,590,775	~~W~~	24,222,495

3

KT Corporation

Interim Separate Statements of Financial Position

June 30, 2016 and December 31, 2015

(in millions of Korean won)	Notes	June 30, 2016		December 31, 2015
		(Unaudited)
Liabilities and equity

Current liabilities
Trade and other payables	4,11	~~W~~	3,639,652	~~W~~	4,111,275
Borrowings	4,12		2,082,564		1,510,933
Other financial liabilities	4,6		—		40,710
Current income tax liabilities			38,759		—
Provisions	13		95,368		101,163
Deferred income			53,442		90,507
Other current liabilities	8		143,664		124,244

Total current liabilities			6,053,449		5,978,832

Non-current liabilities
Trade and other payables	4,11		517,974		620,306
Borrowings	4,12		5,580,384		6,608,665
Other financial liabilities	4,6		7,148		18,385
Net defined benefit liabilities	14		499,954		429,936
Provisions	13		87,798		82,190
Deferred income			79,137		87,386
Other non-current liabilities	8		21,899		12,839

Total non-current liabilities			6,794,294		7,859,707

Total liabilities			12,847,743		13,838,539

Equity
Capital stock			1,564,499		1,564,499
Share premium			1,440,258		1,440,258
Retained earnings	16		8,804,512		8,446,950
Accumulated other comprehensive income			(16,743)		(17,270)
Other components of equity	17		(1,049,494)		(1,050,481)

Total equity			10,743,032		10,383,956

Total liabilities and equity		~~W~~	23,590,775	~~W~~	24,222,495

The accompanying notes are an integral part of these interim separate financial statements.

4

KT Corporation

Interim Separate Statements of Income

Three-Month and Six-Month Periods Ended June 30, 2016 and 2015

(in millions of Korean won, except per share amounts)
		Period Ended June 30
	Notes	2016(Unaudited)				2015(Unaudited)
		Three months		Six months		Three months		Six months

Operating revenue	18	~~W~~	4,203,538	~~W~~	8,404,394	~~W~~	4,197,073	~~W~~	8,330,516
Operating expenses	19		3,881,594		7,795,223		3,911,890		7,832,101

Operating profit			321,944		609,171		285,183		498,415
Other income	20		42,737		229,727		495,528		828,995
Other expenses	20		64,346		113,116		116,086		178,882
Finance income	21		20,005		110,159		54,418		87,195
Finance costs	21		90,676		244,827		185,772		313,899

Profit before income tax			229,664		591,114		533,271		921,824
Income tax expense			28,339		111,171		127,100		226,674

Profit for the period		~~W~~	201,325	~~W~~	479,943	~~W~~	406,171	~~W~~	695,150

Earnings per share
Basic earnings per share	22	~~W~~	822	~~W~~	1,960	~~W~~	1,659	~~W~~	2,839
Diluted earnings per share	22	~~W~~	822	~~W~~	1,960	~~W~~	1,659	~~W~~	2,839

The accompanying notes are an integral part of these interim separate financial statements.

5

KT Corporation

Interim Separate Statements of Comprehensive Income

Three-Month and Six-Month Periods Ended June 30, 2016 and 2015

(in millions of Korean won)
		Period Ended June 30
	Notes	2016(Unaudited)				2015(Unaudited)
		Three months		Six months		Three months		Six months

Profit for the period		~~W~~	201,325	~~W~~	479,943	~~W~~	406,171	~~W~~	695,150

Other comprehensive income (loss)
Items not reclassifiable subsequently to profit or loss:
Remeasurements of the net defined benefit liability	14		(55)		94		(1,159)		(942)
Items reclassifiable subsequently to profit or loss:
Changes in value of available-for-sale financial assets	6		(768)		(141)		(2,408)		9,989
Other comprehensive income from available-for sale financial assets reclassified to income			(149)		(149)		(5,531)		(5,531)
Net gains on cashflow hedges	6		29,976		18,654		15,909		28,848
Other comprehensive loss from cashflow hedges reclassified to income			(31,715)		(17,837)		(24,683)		(29,163)

Other comprehensive income (loss) after income tax for the period			(2,711)		621		(17,872)		3,201

Total comprehensive income for the period		~~W~~	198,614	~~W~~	480,564	~~W~~	388,299	~~W~~	698,351

The accompanying notes are an integral part of these interim separate financial statements.

6

KT Corporation

Interim Separate Statements of Changes in Equity

Six-Month Periods Ended June 30, 2016 and 2015

(in millions of Korean won)
	Notes	Capital stock		Share premium		Retained earnings		Accumulated other comprehensive income (loss)		Other components of equity		Total

Balance at January 1, 2015		~~W~~	1,564,499	~~W~~	1,440,258	~~W~~	7,729,425	~~W~~	(24,193)	~~W~~	(1,104,135)	~~W~~	9,605,854

Comprehensive income
Profit for the period			—		—		695,150		—		—		695,150
Changes in value of available-for-sale financial assets	6		—		—		—		4,458		—		4,458
Remeasurement of the net defined benefit liability	14		—		—		(942)		—		—		(942)
Valuation loss on cashflow hedge	6		—		—		—		(315)		—		(315)

Total comprehensive income			—		—		694,208		4,143		—		698,351

Transactions with equity holders
Appropriation of loss on disposal of treasury stock			—		—		(24,765)		—		24,765		—
Merger of a subsidiary	26		—		—		—		—		25,198		25,198
Others			—		—		—		—		804		804

Balance at June 30, 2015 (Unaudited)		~~W~~	1,564,499	~~W~~	1,440,258	~~W~~	8,398,868	~~W~~	(20,050)	~~W~~	(1,053,368)	~~W~~	10,330,207

Balance at January 1, 2016		~~W~~	1,564,499	~~W~~	1,440,258	~~W~~	8,446,950	~~W~~	(17,270)	~~W~~	(1,050,481)	~~W~~	10,383,956

Comprehensive income
Profit for the period			—		—		479,943		—		—		479,943
Changes in value of available-for-sale financial assets	6		—		—		—		(290)		—		(290)
Remeasurement of the net defined benefit liability	14		—		—		94		—		—		94
Valuation gain on cashflow hedge	6		—		—		—		817		—		817

Total Comprehensive income			—		—		480,037		527		—		480,564

Transactions with equity holders
Dividends			—		—		(122,425)		—		—		(122,425)
Appropriation of loss on disposal of treasury stock			—		—		(50)		—		50		—
Others			—		—		—		—		937		937

Balance at June 30, 2016 (Unaudited)		~~W~~	1,564,499	~~W~~	1,440,258	~~W~~	8,804,512	~~W~~	(16,743)	~~W~~	(1,049,494)	~~W~~	10,743,032

The accompanying notes are an integral part of these interim separate financial statements.

7

KT Corporation

Interim Separate Statements of Cash Flows

Six-Month Periods Ended June 30, 2016 and 2015

(in millions of Korean won)
		Six-Month Periods Ended June 30,
	Notes	2016		2015
		(Unaudited)		(Unaudited)
Cash flows from operating activities
Cash generated from operations	23	~~W~~	2,475,782	~~W~~	1,877,274
Interest paid			(166,222)		(199,453)
Interest received			15,691		11,376
Dividends received			153,673		99,855
Net cash inflow from operating activities			2,478,924		1,789,052

Cash flows from investing activities
Collection of loans			20,798		21,384
Origination of loans			(19,075)		(17,816)
Disposal of derivatives			—		176,681
Disposal of current financial instruments			—		568
Acquisition of current financial instruments			(10,000)		(786)
Disposal of non-current financial instruments			6		—
Disposal of financial assets at fair value through the profit or loss			—		5,577
Disposal of available-for-sale financial assets			13,934		7,840
Acquisition of available-for-sale financial assets			(40,781)		(4,025)
Disposal of investments in subsidiaries, associates and joint ventures			4,700		582,495
Acquisition of investments in subsidiaries, associates and joint ventures			(12,590)		(111,055)
Disposal of property and equipment			16,433		10,517
Acquisition of property and equipment			(1,053,787)		(1,223,316)
Disposal of intangible assets			4,825		19,026
Acquisition of intangible assets			(142,198)		(233,871)
Cash inflow due to a merger			—		66,513

Net cash outflow from investing activities			(1,217,735)		(700,268)

Cash flows from financing activities
Proceeds from borrowings and bonds			398,725		4,037,860
Dividend paid			(122,425)		—
Repayments of borrowings and bonds			(882,700)		(4,642,733)
Settlement of derivative assets and liabilities, net			(33,193)		(14,187)
Decrease in finance lease liabilities			(36,825)		(50,607)

Net cash outflow from financing activities			(676,418)		(669,667)

Effect of exchange rate change on cash and cash equivalents			(1,588)		(117)

Net increase in cash and cash equivalents			583,183		419,000
Cash and cash equivalents
Beginning of the period			1,126,991		469,255

End of the period		~~W~~	1,710,174	~~W~~	888,255

The accompanying notes are an integral part of these interim separate financial statements.

8

KT Corporation

Notes to Interim Separate Financial Statements

June 30, 2016 and 2015 (Unaudited), and December 31, 2015

1.	General Information

KT Corporation (the “Company”) commenced operations on January 1, 1982, when it was spun off from the Korea Communications Commission (formerly, the Korean Ministry of Information and Communications) to provide telephone services and to engage in the development of advanced communications services under the Act of Telecommunications of Korea. The address of the Company’s registered office is 90, Buljeong-ro, Bundang-gu, Seongnam City, Gyeonggi Province, Korea.

On October 1, 1997, upon the announcement of the Act on the Management of Government-Invested Institutions and the Privatization Law, the Company became a government-funded institution under the Commercial Code of Korea.

On December 23, 1998, the Company’s shares were listed on the Korea Exchange.

On May 29, 1999, the Company issued 24,282,195 additional shares and issued American Depository Shares (ADS), representing new shares and government-owned shares, at the New York Stock Exchange and the London Stock Exchange. On July 2, 2001, the additional ADS representing 55,502,161 government-shares were issued at the New York Stock Exchange.

In 2002, the Company acquired the entire government-owned shares in accordance with the Korean Government’s privatization plan. As of June 30, 2016, the Korean Government does not own any share in the Company.

2.	Significant Accounting Policies

2.1	Basis of Preparation

The Company maintains its accounting records in Korean won and prepares statutory financial statements in the Korean language (Hangul) in accordance with the International Financial Reporting Standards as adopted by the Republic of Korea (Korean IFRS). The accompanying interim separate financial statements have been condensed, restructured and translated into English from the Korean language financial statements.

Certain information attached to the Korean language financial statements, but not required for a fair presentation of the Company’s financial position, financial performance or cash flows, is not presented in the accompanying interim separate financial statements.

The Company’s interim separate financial statements as of and for the six-month period ended June 30, 2016, have been prepared in accordance with Korean IFRS 1034, Interim Financial Reporting. These interim separate financial statements have been prepared in accordance with Korean IFRS which is effective or has been early adopted as of June 30, 2016.

9

KT Corporation

Notes to Interim Separate Financial Statements

June 30, 2016 and 2015 (Unaudited), and December 31, 2015

(1)	New standards and amendments adopted by the Company

The Company newly applied the following amended and enacted standards and interpretations for the annual period beginning on January 1, 2016, and the application does not have a material impact on the interim separate financial statements.

•	Amendment to Korean IFRS 1001, Presentation of Financial Statements

Korean IFRS 1001, Presentation of Financial Statements, clarifies that the disclosed line items can be omitted, added and aggregated in the list according to their materiality. Requirements for presenting the share in the other comprehensive income of associates and joint ventures accounted for under the equity method are clarified. Also, additional requirements for disclosures in the notes and others are provided.

•	Amendment to Korean IFRS 1011, Construction Contract; Korean IFRS 1037, Provisions, Contingent Liabilities and Contingent Assets; and Interpretation 2115, Arrangements for Property Construction

These standards and interpretation clarify the requirement that specific accounting estimates for contract-based industry and information relating to potential risk should be disclosed in detail classified by individual construction and operating segment.

•	Amendment to Korean IFRS 1016, Property, Plant and Equipment, and Korean IFRS 1038, Intangible assets: Amortization Based on Revenue

A depreciation or amortization method that is based on revenue is inappropriate except for intangible assets in the limited circumstances because a depreciation or amortization method that is based on revenue is affected by factors that are not directly linked to the consumption of the economic benefits of the asset such as sales volume and others.

•	Amendment to Korean IFRS 1110, Consolidated Financial Statements, Korean IFRS 1112, Disclosures of Interests in Other Entities and Korean IFRS 1028, Investments in Associates and Joint Ventures

•	Amendment to Korean IFRS 1110, Consolidated Financial Statements, clarifies that the exemption from preparing the consolidated financial statements can be applied to a subsidiary whose parent company is an investment entity, and clarifies that a parent company that is an investment entity does not consolidate its subsidiaries in case a subsidiary itself meets the conditions to become an investment entity and renders services related to investing activities of its parent company.

•	Amendment to Korean IFRS 1028, Investments in Associates and Joint Ventures, provides the exemption that, if an entity that is not itself an investment entity has an interest in an associate that is an investment entity, the entity may, when applying the equity method, does not need to make the associate’s accounting policies conform to those of the entity.

•	Amendment to Korean IFRS 1112, Disclosures of Interests in Other Entities, clarifies the scope of disclosures relating to an investment entity.

10

KT Corporation

Notes to Interim Separate Financial Statements

June 30, 2016 and 2015 (Unaudited), and December 31, 2015

•	Amendment to Korean IFRS 1111, Joint Arrangements

Korean IFRS 1111, Joint Arrangements, clarifies that an acquirer of an interest in a joint operation where the activities of the operation constitute a business is required to apply all of the principles of accounting for business combination.

•	Annual Improvements to Korean 2012-2014 Cycle

Details of annual improvements to Korean IFRS 2012-2014 cycle are as follows, and this application does not have a material impact on the financial statement.

•	Amendment to Korean IFRS 1105, Non-current Assets Held for Sale and Discontinued Operation, clarifies that when an asset is reclassified from ‘held for sale’ to ‘held for distribution’ or vice versa, the existing accounting treatment should be retained.

•	Amendment to Korean IFRS 1107, Financial Instruments: Disclosures, clarifies the specific guidance for transferred financial assets to help management determine whether the terms of a servicing arrangement constitute ‘continuing involvement’ and also clarifies that the additional disclosures relating to 2012 amendments ‘Offsetting of Financial Assets and Financial Liabilities’ only need to be included in interim reports if required by Korean IFRS 1034, Interim Financial Reporting.

•	Amendment to Korean IFRS 1019, Employee Benefits, clarifies that when determining the discount rate for post-employment benefit obligations, it is the currency in which the liabilities are denominated that is important, and not the country where they arise.

•	Amendment to Korean IFRS 1034, Interim Financial Reporting, clarifies what is meant by the reference in the Standard to ‘information disclosed elsewhere in the interim financial report’ and adds a requirement to cross-reference from the interim financial statements to the location of that information.

(2)	New standards and interpretations not yet adopted by the Company

New standards and interpretations issued, but not effective for the financial year beginning January 1, 2016, and not early adopted are enumerated below:

•	Amendment to Korean IFRS 1027, Separate Financial Statements

In accordance with amendment to Korean IFRS 1027, investments in recognize subsidiaries, joint ventures, and associates should be accounted for at cost, in accordance with IFRS 1039 and the equity method as described in IFRS 1028. The Amendment is effective for the financial year initially beginning on or after January 1, 2016, but early adoption is allowed. The Company expects that this amendment would not have a material impact on its financial statements.

11

KT Corporation

Notes to Interim Separate Financial Statements

June 30, 2016 and 2015 (Unaudited), and December 31, 2015

•	Korean IFRS 1109, Financial Instruments

The new standard issued in December 2015 regarding financial instruments replaces Korean IFRS 1039, Financial Instruments: Recognition and Measurement.

Korean IFRS 1109, Financial Instruments, requires financial assets to be classified and measured on the basis of the holder’s business model and the instrument’s contractual cash flow characteristics. The Standard requires a financial instrument to be classified and measured at amortized cost, fair value through other comprehensive income, or fair value through profit or loss, and provides guidance on accounting for related gains and losses. The impairment model is changed into an expected credit loss model, and changes in those expected credit losses are recognized in profit or loss. The new standard is effective for the financial year initially beginning on or after January 1, 2018, but early adoption is allowed. Early adoption of only the requirements related to financial liabilities designated at fair value through profit or loss is also permitted. The Company is in the process of determining the effects resulting from the adoption of the new Standard.

•	Korean IFRS 1115, Revenue from Contracts with Customers

The new standard for the recognition of revenue issued in December 2015 will replace Korean IFRS1018, Revenue, Korean IFRS 1011, Construction Contracts, and related Interpretations.

Korean IFRS 1115, Revenue from Contracts with Customers, will replace the risk-and-reward model under the current standards and is based on the principle that revenue is recognized when control of goods or services transfer to the customer by applying the five-step process. Key changes to current practices include guidance on separate recognition of distinct goods or services in any bundled arrangement, constraint on recognizing variable consideration, criteria on recognizing revenue over time, and increased disclosures. The new standard is effective for annual reporting beginning on or after January 1, 2018, but early application is permitted. The Company is in the process of determining the effects resulting from the adoption of the new Standard.

2.2	Accounting Policies

Significant accounting policies and method of computation used in the presentation of the condensed interim separate financial statements are consistent with those of the previous financial year, except for the changes due to the application of amendment and enactments of standards described in Note 2.1.

2.3	Subsidiaries, Associates and Joint ventures

The financial statements of the Company are the separate financial statements based on Korean IFRS 1027, Separate Financial Statements. Investments in subsidiaries, joint ventures, and associates are recognised at cost under the direct equity method. Management applied the carrying amounts under the previous K-GAAP at the time of first adoption of the Korean IFRS as deemed cost of investments. The Company recognizes dividend income from subsidiaries, jointly controlled entities or associates in profit or loss when its right to receive dividend is established.

12

KT Corporation

Notes to Interim Separate Financial Statements

June 30, 2016 and 2015 (Unaudited), and December 31, 2015

3.	Critical Accounting Estimates and Assumptions

The Company makes estimates and assumptions concerning the future. The estimates and assumptions are continuously evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the current circumstances. Actual results may differ from these estimates.

Significant accounting estimates and assumptions applied in the preparation of these condensed interim separate financial statements are the same as those that applied to the separate financial statements for the year ended December 31, 2015.

4.	Financial Instruments by Category

Financial instruments by category as of June 30, 2016 and December 31, 2015, are as follows:

(in millions of Korean won)	June 30, 2016
Financial assets	Loans and receivables		Derivatives used for hedge		Available-for- sale		Total

Cash and cash equivalents	~~W~~	1,710,174	~~W~~	—	~~W~~	—	~~W~~	1,710,174
Trade and other receivables		3,291,523		—		—		3,291,523
Other financial assets		20,404		151,185		111,447		283,036

(in millions of Korean won)	June 30, 2016
Financial liabilities	Liabilities at fair value through the profit and loss		Derivatives used for hedge		Financial liabilities at amortized cost		Total

Trade and other payables	~~W~~	—	~~W~~	—	~~W~~	4,157,626	~~W~~	4,157,626
Borrowings		—		—		7,662,948		7,662,948
Other financial liabilities		2,006		5,142		—		7,148

(in millions of Korean won)	December 31, 2015
Financial assets	Loans and receivables		Derivatives used for hedge		Available-for- sale		Total

Cash and cash equivalents	~~W~~	1,126,991	~~W~~	—	~~W~~	—	~~W~~	1,126,991
Trade and other receivables		3,579,298		—		—		3,579,298
Other financial assets		8,363		137,100		75,170		220,633

13

KT Corporation

Notes to Interim Separate Financial Statements

June 30, 2016 and 2015 (Unaudited), and December 31, 2015

(in millions of Korean won)	December 31, 2015
Financial liabilities	Liabilities at fair value through the profit and loss		Derivatives used for hedge		Financial liabilities at amortized cost		Total

Trade and other payables	~~W~~	—	~~W~~	—	~~W~~	4,731,581	~~W~~	4,731,581
Borrowings		—		—		8,119,598		8,119,598
Other financial liabilities		2,006		57,089		—		59,095

5.	Trade and Other Receivables

Trade and other receivables as of June 30, 2016 and December 31, 2015, are as follows:

	June 30, 2016
(in millions of Korean won)	Total amounts		Allowance for doubtful accounts		Present value discount		Carrying value
Current assets
Trade receivables	~~W~~	2,918,403	~~W~~	(431,639)	~~W~~	(5,000)	~~W~~	2,481,764
Other receivables		395,852		(153,565)		(318)		241,969

Total	~~W~~	3,314,255	~~W~~	(585,204)	~~W~~	(5,318)	~~W~~	2,723,733

Non-current assets
Trade receivables	~~W~~	169,643	~~W~~	(296)	~~W~~	(9,983)	~~W~~	159,364
Other receivables		484,737		(46,937)		(29,374)		408,426

Total	~~W~~	654,380	~~W~~	(47,233)	~~W~~	(39,357)	~~W~~	567,790

	December 31, 2015
(in millions of Korean won)	Total amounts		Allowance for doubtful accounts		Present value discount		Carrying value
Current assets
Trade receivables	~~W~~	3,107,969	~~W~~	(428,479)	~~W~~	(8,405)	~~W~~	2,671,085
Other receivables		457,199		(153,853)		(314)		303,032

Total	~~W~~	3,565,168	~~W~~	(582,332)	~~W~~	(8,719)	~~W~~	2,974,117

Non-current assets
Trade receivables	~~W~~	217,369	~~W~~	(296)	~~W~~	(15,069)	~~W~~	202,004
Other receivables		481,779		(46,937)		(31,665)		403,177

Total	~~W~~	699,148	~~W~~	(47,233)	~~W~~	(46,734)	~~W~~	605,181

14

KT Corporation

Notes to Interim Separate Financial Statements

June 30, 2016 and 2015 (Unaudited), and December 31, 2015

Details of aging analysis of trade receivables as of June 30, 2016 and December 31, 2015, are as follows:

(in millions of Korean won)	June 30, 2016		December 31, 2015
Neither past due nor impaired	~~W~~	2,367,174	~~W~~	2,565,017

Past due and impaired
Up to six months		412,178		430,164
Six months to twelve months		69,999		74,631
Over twelve months		223,712		232,052

		705,889		736,847
Less : Allowance for doubtful accounts		(431,935)		(428,775)

		273,954		308,072

Total	~~W~~	2,641,128	~~W~~	2,873,089

Details of other receivables as of June 30, 2016 and December 31, 2015, are as follows:

(in millions of Korean won)	June 30, 2016		December 31, 2015
Loans	~~W~~	107,382	~~W~~	109,490
Receivables		370,837		431,340
Accrued income		4,727		2,207
Refundable deposits		367,730		363,805
Others		221		157
Less : Allowance for doubtful accounts		(200,502)		(200,790)

Total	~~W~~	650,395	~~W~~	706,209

Details of aging analysis of other receivables as of June 30, 2016 and December 31, 2015, are as follows:

(in millions of Korean won)	June 30, 2016		December 31, 2015
Neither past due nor impaired	~~W~~	610,705	~~W~~	666,220

Past due and impaired
Up to six months		41,685		41,698
Six months to twelve months		8,293		6,705
Over twelve months		190,214		192,376

		240,192		240,779
Less : Allowance for doubtful accounts		(200,502)		(200,790)

		39,690		39,989

Total	~~W~~	650,395	~~W~~	706,209

15

KT Corporation

Notes to Interim Separate Financial Statements

June 30, 2016 and 2015 (Unaudited), and December 31, 2015

The maximum exposure of trade and other receivables to credit risk is the carrying value of each class of receivables mentioned above as of June 30, 2016. As of June 30, 2016, the Company is provided with guarantees of ~~W~~429,676 million by Seoul Guarantee Insurance related to the collection of certain accounts receivable arising from the handset sales (Note 15).

6.	Other Financial Assets and Liabilities

Other financial assets and liabilities as of June 30, 2016 and December 31, 2015, are as follows:

(in millions of Korean won)	June 30, 2016		December 31, 2015
Other financial assets
Derivatives used for hedge	~~W~~	151,185	~~W~~	137,100
Financial instruments [1]		20,404		8,363
Available-for-sale financial assets		111,447		75,170
Less: Non-current		(187,042)		(218,582)

Current	~~W~~	95,994	~~W~~	2,051

Other financial liabilities
Financial liabilities at fair value through the profit and loss	~~W~~	2,006	~~W~~	2,006
Derivatives used for hedge		5,142		57,089
Less: Non-current		(7,148)		(18,385)

Current	~~W~~	—	~~W~~	40,710

[1]	As of June 30, 2016, the Company’s financial instruments amounting to ~~W~~10,404 million (December 31, 2015: ~~W~~8,362 million) that represent certain proceeds from the disposal of Enswers Inc. and Ustream Inc. deposited in an escrow account, checking account deposits, and deposits for Win-win Growth Cooperative loans are subject to withdrawal restrictions.

Derivatives used for hedge as of June 30, 2016 and December 31, 2015, are as follows:

(in millions of Korean won)	June 30, 2016				December 31, 2015
	Assets		Liabilities		Assets		Liabilities

Currency swap [1]	~~W~~	151,185	~~W~~	5,142	~~W~~	137,100	~~W~~	57,089
Less: Non-current		(70,229)		(5,142)		(137,100)		(16,379)

Current	~~W~~	80,956	~~W~~	—	~~W~~	—	~~W~~	40,710

[1]	The currency swap contract is entered to hedge bond payables’ cash flow fluctuation risk arising from fluctuation of interest rate and exchange rate, and the maximum expected period exposed to cash flow fluctuation risk due to the forecast transactions subject to hedge is September 7, 2034.

16

KT Corporation

Notes to Interim Separate Financial Statements

June 30, 2016 and 2015 (Unaudited), and December 31, 2015

The full fair value of a hedging derivative is classified as a non-current asset or liability if the remaining maturity of the hedged item is more than 12 months and, as a current asset or liability, if the maturity of the hedged item is less than 12 months.

The valuation gain and loss on the derivatives contracts for the six-month periods ended June 30, 2016 and 2015, are as follows:

(in millions of Korean won)	2016						2015
Type of Transaction	Valuation gain		Valuation loss		Accumulated other comprehensive Income(loss)[1]		Valuation gain		Valuation loss		Accumulated other comprehensive income(loss)[1]
Currency swap	~~W~~	35,003	~~W~~	11,571	~~W~~	(24,609)	~~W~~	43,487	~~W~~	5,936	~~W~~	38,058

[1]	The amounts before adjustment of deferred income tax directly reflected in equity.

The Company recognized gain on valuation of ~~W~~712 million (2015: loss on valuation of ~~W~~184 million) for the period ended June 30, 2016, as the ineffective portion of cash flow hedge in the statement of income.

Details of available-for-sale financial assets as of June 30, 2016 and December 31, 2015, are as follows:

(in millions of Korean won)	June 30, 2016		December 31, 2015
Marketable equity securities	~~W~~	5,950	~~W~~	6,509
Non-marketable equity securities		98,297		61,461
Debt securities		7,200		7,200
Less : Non-current		(108,447)		(75,170)

Current	~~W~~	3,000	~~W~~	—

Changes in available-for-sale financial assets for the six-month periods ended June 30, 2016 and 2015, are as follows:

(in millions of Korean won)	2016		2015
Beginning	~~W~~	75,170	~~W~~	92,065
Acquisition		41,186		4,025
Disposal		(4,724)		(8,503)
Reclassification		—		59
Impairment		—		(1,328)
Valuation[1]		(185)		13,177

Ending	~~W~~	111,447	~~W~~	99,495

[1]	The amounts before adjustment of deferred income tax directly reflected in equity.

17

KT Corporation

Notes to Interim Separate Financial Statements

June 30, 2016 and 2015 (Unaudited), and December 31, 2015

The maximum exposure of debt securities of available-for-sale financial assets to credit risk is the carrying value as of June 30, 2016.

Available-for-sale financial assets are measured at fair value. However, non-marketable equity securities that do not have quoted market prices in an active market and the fair value of which cannot be reliably measured are recognized at cost. When the reasonably estimated recoverable amounts of non-marketable securities are less than the carrying amounts, impairment loss is recognized.

Investment in Korea Software Financial Cooperative amounting to ~~W~~1,000 million is provided as collateral for payment guarantees provided by Korea Software Financial Cooperative (Note 15).

7.	Inventories

Inventories as of June 30, 2016 and December 31, 2015, are as follows:

	June 30, 2016						December 31, 2015
(in millions of Korean won)	Acquisition cost		Valuation allowance		Carrying value		Acquisition cost		Valuation allowance		Carrying value
Merchandise	~~W~~	292,065	~~W~~	(52,951)	~~W~~	239,114	~~W~~	387,145	~~W~~	(59,905)	~~W~~	327,240

Cost of inventories recognized as expenses for the six-month periods ended June 30, 2016, amounts to ~~W~~1,410,546 million (2015: ~~W~~1,636,361 million) and reversal of valuation allowance on inventory amounts to ~~W~~6,954 million for the six-month periods ended June 30, 2016 (2015: loss of valuation allowance of ~~W~~17,625 million).

8.	Other Assets and Liabilities

Other assets and liabilities as of June 30, 2016 and December 31, 2015, are as follows:

(in millions of Korean won)	June 30, 2016		December 31, 2015
Other assets
Advance payments	~~W~~	68,185	~~W~~	69,518
Prepaid expenses		208,235		165,990
Less: Non-current		(28,921)		(30,929)

Current	~~W~~	247,499	~~W~~	204,579

Other liabilities
Advances received	~~W~~	130,757	~~W~~	103,945
Withholdings		15,119		23,748
Unearned revenue		19,687		9,390
Less: Non-current		(21,899)		(12,839)

Current	~~W~~	143,664	~~W~~	124,244

18

KT Corporation

Notes to Interim Separate Financial Statements

June 30, 2016 and 2015 (Unaudited), and December 31, 2015

9.	Property and Equipment, Investment Property, Intangible Assets and Lease Assets

Changes in property and equipment for the six-month periods ended June 30, 2016 and 2015, are as follows:

(in millions of Korean won)	2016		2015
Beginning, net	~~W~~	12,144,964	~~W~~	12,418,683
Acquisition and capital expenditure		660,718		832,368
Disposal and termination		(50,779)		(77,589)
Depreciation		(1,261,936)		(1,275,523)
Transfer to investment property		(13,610)		(13,761)
Others		7,215		1,425
Increase due to the merger of a subsidiary		—		9,671

Ending, net	~~W~~	11,486,572	~~W~~	11,895,274

Changes in investment property for the six-month periods ended June 30, 2016 and 2015, are as follows:

(in millions of Korean won)	2016		2015
Beginning, net	~~W~~	683,511	~~W~~	694,626
Depreciation		(16,171)		(15,865)
Transfer		13,610		13,761

Ending, net	~~W~~	680,950	~~W~~	692,522

Details of investment property provided as collateral as of June 30, 2016 and December 31, 2015, are as follows:

(in millions of Korean won)	June 30, 2016
Collateral	Carrying amount		Secured amount		Related account	Amount of deposits received
Building	~~W~~	194,611	~~W~~	33,515	Deposits received	~~W~~	27,738

(in millions of Korean won)	December 31, 2015
Collateral	Carrying amount		Secured amount		Related account	Amount of deposits received
Building	~~W~~	208,241	~~W~~	32,063	Deposits received	~~W~~	26,034

19

KT Corporation

Notes to Interim Separate Financial Statements

June 30, 2016 and 2015 (Unaudited), and December 31, 2015

Changes in intangible assets for the six-month periods ended June 30, 2016 and 2015, are as follows:

(in millions of Korean won)	2016		2015
Beginning, net	~~W~~	1,804,083	~~W~~	2,443,023
Acquisition and capital expenditure		37,103		29,863
Disposal and termination		(14,490)		(3,914)
Amortization		(244,621)		(129,480)
Increase due to the merger for a subsidiary		—		12,678

Ending, net	~~W~~	1,582,075	~~W~~	2,352,170

The carrying amount of goodwill not amortized due to indefinite useful lives is ~~W~~65,057 million as of June 30, 2016 (December 31, 2015: ~~W~~65,057 million). The carrying amount of memberships not amortized due to indefinite useful lives is ~~W~~67,325 million as of June 30, 2016 (December 31, 2015: ~~W~~68,947 million).

Details of finance lease assets as of June 30, 2016 and December 31, 2015, are as follows:

(in millions of Korean won)	June 30, 2016		December 31, 2015
Acquisition costs	~~W~~	253,258	~~W~~	279,009
Accumulated depreciation		(102,228)		(117,479)

Net balance	~~W~~	150,372	~~W~~	161,530

As of June 30, 2016, the Company recognized finance lease assets as other property and equipment. The related depreciation amounted to ~~W~~25,128 million (2015: ~~W~~37,558 million) for the six-month periods ended June 30, 2016.

20

KT Corporation

Notes to Interim Separate Financial Statements

June 30, 2016 and 2015 (Unaudited), and December 31, 2015

Details of future minimum lease payments as of June 30, 2016 and December 31, 2015, under finance lease contracts are summarized below:

(in millions of Korean won)	June 30, 2016		December 31, 2015

Total amount of minimum lease payments
Within one year	~~W~~	70,692	~~W~~	78,996
From one year to five years		92,339		105,411

Total	~~W~~	163,031	~~W~~	184,407

Unrealized interest expense	~~W~~	20,352	~~W~~	28,354

Net amount of minimum lease payments
Within one year	~~W~~	57,548	~~W~~	61,175
From one year to five years		85,131		94,878

Total	~~W~~	142,679	~~W~~	156,053

Details of future minimum lease payments as of June 30, 2016 and December 31, 2015, under operating lease contracts are summarized below:

(in millions of Korean won)	June 30, 2016		December 31, 2015
Within one year	~~W~~	96,684	~~W~~	100,456
From one year to five years		282,419		286,698
Over five years		46,912		77,859

Total	~~W~~	426,015	~~W~~	465,013

Operating lease expenses incurred for the six-month periods ended June 30, 2016 and 2015, amounted to ~~W~~51,990 million and ~~W~~49,368 million, respectively.

21

KT Corporation

Notes to Interim Separate Financial Statements

June 30, 2016 and 2015 (Unaudited), and December 31, 2015

10.	Investments in Subsidiaries, Associates and Joint ventures

Carrying values of investments in subsidiaries, associates and joint ventures as of June 30, 2016 and December 31, 2015, are as follows:

(in millions of Korean won)	June 30, 2016		December 31, 2015
Subsidiaries	~~W~~	3,279,701	~~W~~	3,267,182
Associates and joint ventures		272,355		274,655

Total	~~W~~	3,552,056	~~W~~	3,541,837

Investments in subsidiaries as of June 30, 2016 and December 31, 2015, are as follows:

		Percentage of	Carrying Value
(in millions of Korean won)	Location	ownership (%) as of June 30, 2016	June 30, 2016		December 31, 2015
KT Estate Inc.	Korea	100.0%	~~W~~	1,084,522	~~W~~	1,084,522
KT Sat Co., Ltd.	Korea	100.0%		390,530		390,530
KTCS Corporation [1]	Korea	7.6%		6,427		6,427
KTIS Corporation [1]	Korea	30.0%		30,633		30,633
KT Skylife Co., Ltd.	Korea	50.3%		311,696		311,696
BC Card Co., Ltd.	Korea	69.5%		633,004		633,004
KT M&S Co., Ltd.	Korea	100.0%		124,564		124,564
KT Hitel Co., Ltd.	Korea	63.7%		120,078		120,078
KT Belgium	Belgium	100.0%		69,461		69,461
KT Powertel Co., Ltd. [1]	Korea	44.8%		37,419		37,419
KT Music Corporation [3]	Korea	49.9%		37,417		37,417
KTSC Dutch B.V	Netherlands	100.0%		55,847		55,847
KT Telecop Co., Ltd.	Korea	86.8%		26,045		26,045
KT Submarine Co., Ltd. [1]	Korea	39.3%		24,370		24,370
Nasmedia, Inc. [2]	Korea	45.4%		23,051		23,051
KT New Business Fund No.1	Korea	90.9%		8,112		8,112
KT Strategic Investment Fund No.1	Korea	90.9%		20,000		20,000
KTDS Co., Ltd.	Korea	95.5%		19,616		19,616
KTSB Data Service	Korea	51.0%		18,870		18,870
KT Strategic Investment Fund No.2	Korea	90.9%		20,000		20,000
KT Sports	Korea	66.0%		6,600		6,600
KT M mobile Co., Ltd.	Korea	100.0%		100,000		100,000
KT Service Bukbu Co., Ltd.	Korea	67.3%		7,089		7,089
KT Service Nambu Co., Ltd.	Korea	76.4%		10,155		10,155
Others	Korea	—		94,195		81,676

Total			~~W~~	3,279,701	~~W~~	3,267,182

22

KT Corporation

Notes to Interim Separate Financial Statements

June 30, 2016 and 2015 (Unaudited), and December 31, 2015

[1]	Even though the Company and its subsidiaries have less than 50% ownership in this entity, this entity is deemed to be a Company’s subsidiary due to the dispersion of the non-controlling interests and voting patterns at the shareholders’ meetings in the past.
[2]	Even though the Company has less than 50% ownership, these entities are deemed to be the Company’s subsidiaries as the Company holds the majority of voting right based on an agreement with other investors.
[3]	Even though the Company has less than 50% of ownership, this entity is deemed to be the Company’s subsidiary as the Company holds potential voting rights based on the share purchase agreement with other investors.

Investments in associates and joint ventures as of June 30, 2016 and December 31, 2015, are as follows:

		Percentage of	Carrying value
(in millions of Korean won)	Location	ownership (%) as of June 30, 2016	June 30, 2016		December 31, 2015
KIF Investment Fund	Korea	33.3%	~~W~~	115,636	~~W~~	115,636
KT Wibro Infra Co., LTD	Korea	26.2%		65,000		65,000
K-REALTY CR REIT 1 [1]	Korea	15.0%		30,000		30,000
Mongolian Telecommunications	Mongolia	40.0%		11,135		11,135
KT-SB Venture Investment Fund [2]	Korea	50.0%		7,505		7,505
Boston Global Film & Contents Fund L.P.	Korea	27.7%		7,645		7,645
QTT Global (Group) Company Limited	China	25.0%		12,746		12,746
KT-CKP New Media Investment Fund	Korea	49.7%		4,500		4,500
Others		—		18,188		20,488

Total			~~W~~	272,355	~~W~~	274,655

[1]	At the end of the reporting period, despite the Company having less than 20% ownership, the equity method accounting has been applied as it is considered that the Company has the significant influence over the operating and financial policies of those entities.
[2]	At the end of the reporting period, despite the Company having a 50% ownership, the equity method accounting has been applied as it is considered that the Company cannot participate in determining the operating and financial policies of those entities.

23

KT Corporation

Notes to Interim Separate Financial Statements

June 30, 2016 and 2015 (Unaudited), and December 31, 2015

Changes in investments in subsidiaries, associates and joint ventures for the six-month periods ended June 30, 2016 and 2015, are as follows:

(in millions of Korean won)	2016		2015
Beginning	~~W~~	3,541,837	~~W~~	3,838,200
Acquisition		14,919		111,055
Disposal		(4,700)		(174,971)
Others [1]		—		(252,367)

Ending	~~W~~	3,552,056	~~W~~	3,521,917

[1]	During the six-month periods ended June 30, 2015, the shares of KT Rental, a subsidiary, amounting to ~~W~~156,957 million were reclassified to assets held-for-sale, and the Company merged with KT Media Hub Co., Ltd., a subsidiary, with carrying value of ~~W~~80,000 million.

Marketable investments in subsidiaries, associates and joint ventures as of June 30, 2016 and December 31, 2015, are as follows:

	June 30, 2016
	Number of shares	Carrying value (in millions of Korean won)		Fair value (in millions of Korean won)
KT Skylife Co., Ltd.	23,908,000	~~W~~	311,696	~~W~~	387,310
KT Hitel Co., Ltd.	22,750,000		120,078		185,185
KT Submarine Co., Ltd.	8,085,000		24,370		46,893
Nasmedia, Inc.	3,742,406		23,051		181,507
KT Music Corporation	20,904,514		37,417		90,308
KTCS Corporation	3,177,426		6,427		8,055
KTIS Corporation	10,196,190		30,633		45,016
Mongolian Telecommunications	10,348,111		11,135		4,823

Total		~~W~~	564,807	~~W~~	949,097

24

KT Corporation

Notes to Interim Separate Financial Statements

June 30, 2016 and 2015 (Unaudited), and December 31, 2015

	December 31, 2015
	Number of shares	Carrying value (in millions of Korean won)		Fair value (in millions of Korean won)
KT Skylife Co., Ltd.	23,908,000	~~W~~	311,696	~~W~~	413,608
KT Hitel Co., Ltd.	22,750,000		120,078		205,433
KT Submarine Co., Ltd.	8,085,000		24,370		44,306
Nasmedia, Inc.	3,742,406		23,051		187,120
KT Music Corporation	20,904,514		37,417		91,666
KTCS Corporation	3,177,426		6,427		10,041
KTIS Corporation	10,196,190		30,633		48,534
Mongolian Telecommunications	10,348,111		11,135		4,884

Total		~~W~~	564,807	~~W~~	1,005,592

11.	Trade and Other Payables

Trade and other payables as of June 30, 2016 and December 31, 2015, are as follows:

(in millions of Korean won)	June 30, 2016		December 31, 2015
Current Liability
Accounts payable	~~W~~	938,978	~~W~~	949,311
Other payables		2,700,674		3,161,964

Total	~~W~~	3,639,652	~~W~~	4,111,275

Non-Current Liability
Accounts payable	~~W~~	2,711	~~W~~	3,902
Other payables		515,263		616,404

Total	~~W~~	517,974	~~W~~	620,306

Details of other payables as of June 30, 2016 and December 31, 2015, are as follows:

(in millions of Korean won)	June 30, 2016		December 31, 2015
Non-trade payable	~~W~~	1,568,429	~~W~~	2,221,776
Accrued expenses		762,750		614,068
Operating deposits		597,857		635,096
Others		286,901		307,428
Less: Non-current		(515,263)		(616,404)

Current	~~W~~	2,700,674	~~W~~	3,161,964

25

KT Corporation

Notes to Interim Separate Financial Statements

June 30, 2016 and 2015 (Unaudited), and December 31, 2015

12.	Borrowings

Details of borrowings as of June 30, 2016 and December 31, 2015, are as follows:

Bonds Payable

(in millions of Korean won and thousands of foreign currencies)			June 30, 2016			December 31, 2015
Type	Maturity	Annual interest rates	Foreign currency		Korean won	Foreign currency		Korean won

MTNP notes [1]	Sept. 7, 2034	6.50%	USD	100,000	116,470	USD	100,000	117,200
MTNP notes	May 3, 2016	—		—	—	USD	200,000	234,400
MTNP notes	Jan. 20, 2017	3.88%	USD	350,000	407,645	USD	350,000	410,200
FR notes[2]	Aug. 28, 2018	LIBOR(3M) +1.15%	USD	300,000	349,410	USD	300,000	351,600
MTNP notes	Jan. 29, 2016	—		—	—	JPY	18,200,000	176,906
MTNP notes	Jan. 29, 2018	0.86%	JPY	6,800,000	76,986	JPY	6,800,000	66,097
MTNP notes	Apr. 22, 2017	1.75%	USD	650,000	757,055	USD	650,000	761,800
MTNP notes	Apr. 22, 2019	2.63%	USD	350,000	407,645	USD	350,000	410,200
MTNP notes	Feb. 23, 2018	0.48%	JPY	15,000,000	169,823	JPY	15,000,000	145,802
The 173-2nd Public bond	Aug. 6, 2018	6.62%		—	100,000		—	100,000
The 176-3rd Public bond	May 28, 2016	—		—	—		—	260,000
The 177-3rd Public bond	Feb. 9, 2017	5.38%		—	170,000		—	170,000
The 179th Public bond	Mar. 29, 2018	4.47%		—	260,000		—	260,000
The 180-1st Public bond	Apr. 26, 2016	—		—	—		—	210,000
The 180-2nd Public bond	Apr. 26, 2021	4.71%		—	380,000		—	380,000
The 181-1st Public bond	Aug. 26, 2016	3.94%		—	260,000		—	260,000
The 181-2nd Public bond	Aug. 26, 2018	3.99%		—	90,000		—	90,000
The 181-3rd Public bond	Aug. 26, 2021	4.09%		—	250,000		—	250,000
The 182-1st Public bond	Oct. 28, 2016	4.11%		—	320,000		—	320,000
The 182-2nd Public bond	Oct. 28, 2021	4.31%		—	100,000		—	100,000
The 183-1st Public bond	Dec. 22, 2016	3.81%		—	50,000		—	50,000
The 183-2nd Public bond	Dec. 22, 2021	4.09%		—	90,000		—	90,000
The 183-3rd Public bond	Dec. 22, 2031	4.27%		—	160,000		—	160,000
The 184-1st Public bond	Apr. 10, 2018	2.74%		—	120,000		—	120,000
The 184-2nd Public bond	Apr. 10, 2023	2.95%		—	190,000		—	190,000
The 184-3rd Public bond	Apr. 10, 2033	3.17%		—	100,000		—	100,000
The 185-1st Public bond	Sept. 16, 2018	3.46%		—	200,000		—	200,000
The 185-2nd Public bond	Sept. 16, 2020	3.65%		—	300,000		—	300,000
The 186-1st Public bond	June 26, 2017	2.86%		—	120,000		—	120,000
The 186-2nd Public bond	June 26, 2019	3.08%		—	170,000		—	170,000
The 186-3rd Public bond	June 26, 2024	3.42%		—	110,000		—	110,000
The 186-4th Public bond	June 26, 2034	3.70%		—	100,000		—	100,000
The 187-1st Public bond	Sept. 2, 2017	2.69%		—	110,000		—	110,000
The 187-2nd Public bond	Sept. 2, 2019	2.97%		—	220,000		—	220,000
The 187-3rd Public bond	Sept. 2, 2024	3.31%		—	170,000		—	170,000

26

KT Corporation

Notes to Interim Separate Financial Statements

June 30, 2016 and 2015 (Unaudited), and December 31, 2015

(in millions of Korean won and thousands of foreign currencies)			June 30, 2016			December 31, 2015
Type	Maturity	Annual interest rates	Foreign currency	Korean won		Foreign currency	Korean won

The 187-4th Public bond	Sept. 2, 2034	3.55%	—		100,000	—		100,000
The 188-1st Public bond	Jan. 29, 2020	2.26%	—		160,000	—		160,000
The 188-2nd Public bond	Jan. 29, 2025	2.45%	—		240,000	—		240,000
The 188-3rd Public bond	Jan. 29, 2035	2.71%	—		50,000	—		50,000
The 189-1st Public bond	Jan. 27, 2019	1.76%	—		100,000	—		—
The 189-2nd Public bond	Jan. 27, 2021	1.95%	—		130,000	—		—
The 189-3rd Public bond	Jan. 27, 2026	2.20%	—		100,000	—		—
The 189-4th Public bond	Jan. 27, 2036	2.35%	—		70,000	—		—

					7,375,034			7,834,205
Less: Current portion					(2,082,071)			(1,510,440)
Discount on bonds					(17,267)			(20,035)

Net				~~W~~	5,275,696		~~W~~	6,303,730

[1]	As of June 30, 2016, the Company issued notes in the amount of USD 100 million with fixed interest rates under Medium Term Note Program (“MTNP”) registered in the Singapore Stock Exchange, which allowed issuance of notes of up to USD 2,000 million. However, the program has been invalid since 2007.
[2]	The Libor (3M) is approximately 0.646% as of June 30, 2016.

Long-term Borrowings

(in millions of Korean won)
Financial institution	Type	Maturity	Annual interest rates	June 30, 2016		December 31, 2015

Export-Import Bank of Korea	Inter-Korean Cooperation Fund [1]	July 11, 2026	2.00%		5,181		5,428
NH Investment & Securities Co., Ltd.	Long-term commercial papers	Feb. 18, 2019	3.17%		300,000		300,000

					305,181		305,428
Less: Current portion					(493)		(493)

Net				~~W~~	304,688	~~W~~	304,935

[1]	Inter-Korean Cooperation Fund is repayable in installments over 13 years after a seven-year grace period.

27

KT Corporation

Notes to Interim Separate Financial Statements

June 30, 2016 and 2015 (Unaudited), and December 31, 2015

Repayment schedule of the Company’s bonds payable and borrowings as of June 30, 2016, is as follows:

	Bonds						Borrowings
(in millions of Korean won)	Korean won		In foreign currency		Sub- total		In local currency		Total

July 1, 2016~June 30, 2017	~~W~~	920,000	~~W~~	1,164,700	~~W~~	2,084,700	~~W~~	493	~~W~~	2,085,193
July 1, 2017~June 30, 2018		490,000		246,809		736,809		493		737,302
July 1, 2018~June 30, 2019		660,000		757,055		1,417,055		493		1,417,548
July 1, 2019~June 30, 2020		380,000		—		380,000		300,493		680,493
Thereafter		2,640,000		116,470		2,756,470		3,209		2,759,679

	~~W~~	5,090,000	~~W~~	2,285,034	~~W~~	7,375,034	~~W~~	305,181	~~W~~	7,680,215

Carrying value and fair value of the Company’s bonds payable and borrowings as of June 30, 2016 and December 31, 2015, are as follows:

(in millions of Korean won)	June 30, 2016				December 31, 2015
Type	Carrying value		Fair value		Carrying value		Fair value

Bonds payable	~~W~~	7,357,767	~~W~~	7,413,060	~~W~~	7,814,170	~~W~~	7,876,740
Long-term borrowings (Including the current portion)		305,181		304,147		305,428		303,029

	~~W~~	7,662,948	~~W~~	7,717,207	~~W~~	8,119,598	~~W~~	8,179,769

The fair value of bonds payable and long-term borrowings are calculated by discounting the expected future cash flows at weighted average borrowing rate. The weighted average borrowing rate is approximately 3.47% as of June 30, 2016 (December 31, 2015: 3.58%).

28

KT Corporation

Notes to Interim Separate Financial Statements

June 30, 2016 and 2015 (Unaudited), and December 31, 2015

13.	Provisions

Changes in provisions for the six-month periods ended June 30, 2016 and 2015, are as follows:

(in millions of Korean won)	2016
	Litigation		Restoration cost		Others		Total
Beginning	~~W~~	17,524	~~W~~	82,190	~~W~~	83,639	~~W~~	183,353
Increase (Transfer)		1		6,937		19,931		26,869
Usage		(468)		(1,073)		(25,248)		(26,789)
Reversal		(11)		(256)		—		(267)

Ending	~~W~~	17,046	~~W~~	87,798	~~W~~	78,322	~~W~~	183,166

Current portion	~~W~~	17,046	~~W~~	—	~~W~~	78,322	~~W~~	95,368
Non-current portion		—		87,798		—		87,798

(in millions of Korean won)	2015
	Litigation		Restoration cost		Others		Total
Beginning	~~W~~	20,239	~~W~~	88,281	~~W~~	85,720	~~W~~	194,240
Increase (Transfer)		10,424		1,734		5,849		18,007
Usage		(916)		(5,082)		(6,447)		(12,445)
Reversal		(1,173)		(3,441)		(1,989)		(6,603)

Ending	~~W~~	28,574	~~W~~	81,492	~~W~~	83,133	~~W~~	193,199

Current portion	~~W~~	28,574	~~W~~	—	~~W~~	83,133	~~W~~	111,707
Non-current portion		—		81,492		—		81,492

29

KT Corporation

Notes to Interim Separate Financial Statements

June 30, 2016 and 2015 (Unaudited), and December 31, 2015

14.	Net Defined Benefit Liability

Details of net defined benefit liabilities recognized in the statements of financial position as of June 30, 2016 and December 31, 2015, are determined as follows:

(in millions of Korean won)	June 30, 2016		December 31, 2015
Present value of defined benefit obligations	~~W~~	1,298,224	~~W~~	1,231,234
Fair value of plan assets		(798,270)		(801,298)

Liabilities in the statement of financial position	~~W~~	499,954	~~W~~	429,936

Changes in the defined benefit obligations for the six-month periods ended June 30, 2016 and 2015, are as follows:

(in millions of Korean won)	2016		2015
Beginning	~~W~~	1,231,234	~~W~~	1,131,987
Current service cost		62,461		62,314
Interest expense		15,077		16,647
Benefits paid		(10,548)		(39,726)
Increase due to the merger of a subsidiary		—		6,682

Ending	~~W~~	1,298,224	~~W~~	1,177,904

Changes in the fair value of plan assets for the six-month periods ended June 30, 2016 and 2015, are as follows:

(in millions of Korean won)	2016		2015
Beginning	~~W~~	801,298	~~W~~	629,633
Interest income		9,812		9,270
Remeasurements of plan assets		123		(1,241)
Benefits paid		(12,963)		(20,840)
Increase due to the merger of a subsidiary		—		4,623

Ending	~~W~~	798,270	~~W~~	621,445

30

KT Corporation

Notes to Interim Separate Financial Statements

June 30, 2016 and 2015 (Unaudited), and December 31, 2015

Amounts recognized in the statements of income for the six-month periods ended June 30, 2016 and 2015, are as follows:

(in millions of Korean won)	2016		2015
Current service cost	~~W~~	62,461	~~W~~	62,314
Net interest expense		5,265		7,377
Transfer out		(5,423)		(5,246)

Total expense	~~W~~	62,303	~~W~~	64,445

15.	Commitments and Contingencies

As of June 30, 2016, major commitments with local financial institutions are as follows:

(in millions of Korean won and thousands of foreign currencies)	Financial institution	Currency	Limit	Used amount
Bank overdraft	Kookmin Bank and others	KRW	1,760,000	—
Working capital loan	Industrial Bank of Korea	KRW	100,000	—
Comprehensive line of credit	KEB Hana Bank	KRW	15,000	2,504
Commercial papers	KEB Hana Bank and others	KRW	520,000	300,000
Inter-Korean Cooperation Fund	Export-Import Bank of Korea	KRW	37,700	5,181
Green energy factoring	Shinhan Bank	KRW	387	138
Collateralized loan on accounts receivable	Shinhan Bank and others	KRW	630,000	10,669
Plus electronic notes payable	Industrial Bank of Korea	KRW	50,000	—
Forward trading commitment	Shinhan Bank	USD	11,500	—

31

KT Corporation

Notes to Interim Separate Financial Statements

June 30, 2016 and 2015 (Unaudited), and December 31, 2015

As of June 30, 2016, payment guarantees provided by financial institutions are as follows:

(in millions of Korean won and thousands of foreign currencies)	Financial institution	Currency	Limit
Guarantees for collection of accounts receivable from the handset sales	Seoul Guarantee Insurance	KRW	429,676
Bid guarantee	Korea Software Financial Cooperative	KRW	94,893
Contract and warranty guarantee	Korea Software Financial Cooperative	KRW	250,798
Prepayment and other guarantee	Korea Software Financial Cooperative	KRW	49,864
General guarantee	Kookmin Bank and others	KRW	113,280
Guarantees for bonds payable in foreign currency	Kookmin Bank and others	USD	92,579
	Export-Import Bank of Korea	DZD[1]	103,452
	KEB Hana Bank	PLN[2]	23,000
Performance guarantee	Seoul Guarantee Insurance	KRW	18,976
Guarantee for licensing	Seoul Guarantee Insurance	KRW	3,876
Guarantee for deposits	Seoul Guarantee Insurance	KRW	1,985
Auction guarantee	Seoul Guarantee Insurance	KRW	87

[1]	Algerian Dinar.
[2]	Poland Zloty.

The Company is jointly and severally obligated with KT Sat Co., Ltd. to pay KT Sat Co., Ltd.’s liabilities prior to spin-off. As of June 30, 2016, the Company and KT Sat Co., Ltd. are jointly and severally liable for reimbursement of ~~W~~5,767 million.

During the six-month periods ended June 30, 2016, the Company made agreements with the Securitization Specialty Companies Olleh KT Twenty fifth to Twenty sixth Securitization Specialty Co., Ltd. and Giga LTE Twenty seventh Securitization Specialty Co., Ltd.(2015: Olleh KT Nineteenth to Twenty fourth Securitization Specialty Co., Ltd.), and disposed of its trade receivables related to handset sales. The Company also made asset management agreements with each securitization specialty company and will receive the related management fees.

As of June 30, 2016, the Company is a defendant in 188 lawsuits with an aggregate amount of ~~W~~70,934 million. As of June 30, 2016, litigation provisions of ~~W~~17,046 million are recorded as liabilities for potential loss in the ordinary course of business. The final outcome of these cases cannot yet be determined as of the reporting date.

On March 6, 2014, the website of the Company was accessed by unauthorized persons and the personal information of the customers was stolen. There are lawsuits against the Company over this breach seeking damages of approximately ~~W~~7,207 million. The resolution of the lawsuit cannot yet be reasonably predicted. Also, there may be more lawsuits filed against the Company in the future. However, the size and result of any potential lawsuits cannot yet be reasonably predicted.

32

KT Corporation

Notes to Interim Separate Financial Statements

June 30, 2016 and 2015 (Unaudited), and December 31, 2015

Asia Broadcast Satellite Holdings(ABS), Ltd. sued the Company and its subsidiary, KT Sat, at The International Court of Arbitration of the International Chamber of Commerce on December 31, 2013, for the ownership and compensation of damages due to the sales contract of the satellite KOREASAT. In addition, ABS sued the Company and its subsidiary, KT Sat, at the International Centre for Dispute Resolution of the American Arbitration Association on December 24, 2013, for the compensation of damages from the breach of entrustment contract. Currently, the mediator selection for the Company and the subsidiary, KT Sat, and ABS is completed, and the process of arbitration is in progress. The final outcome of this arbitration cannot be reasonably estimated.

According to the financial and other covenants included in certain bonds and borrowings, the Company is required to maintain certain financial ratios such as debt-to-equity ratio, use the funds for the designated purpose and report to the creditors periodically. The covenant also contains restriction on provision of additional collateral and disposal of certain assets.

16.	Retained Earnings

As of June 30, 2016 and December 31, 2015, the Company’s retained earnings consist of:

(in millions of Korean won)	June 30, 2016		December 31, 2015
Legal reserve [1]	~~W~~	782,249	~~W~~	782,249
Voluntary reserves [2]		4,651,362		4,738,028
Unappropriated retained earnings		3,370,901		2,926,673

Total	~~W~~	8,804,512	~~W~~	8,446,950

[1]	The Commercial Code of the Republic of Korea requires the Company to appropriate, as a legal reserve, an amount equal to a minimum of 10% of cash dividends paid until such reserve equals 50% of its issued capital stock. The reserve is not available for the payment of cash dividends, but may be transferred to capital stock with the approval of the Company’s Board of Directors or used to reduce accumulated deficit, if any, with the ratification of the Company’s majority shareholders.
[2]	The Company appropriates a certain portion of its retained earnings as reserves for research and development which are provided in order to obtain tax benefits under the Special Tax Treatment Control Law. Among these reserves, the reversed amount according to the terms of related tax laws may be distributed.

33

KT Corporation

Notes to Interim Separate Financial Statements

June 30, 2016 and 2015 (Unaudited), and December 31, 2015

17.	Other Components of Equity

As of June 30, 2016 and December 31, 2015, the Company’s other components of equity are as follows:

(in millions of Korean won)	June 30, 2016		December 31, 2015
Treasury stock	~~W~~	(866,854)	~~W~~	(866,156)
Loss on disposal of treasury stock		(63)		(50)
Share-based payments		5,407		3,737
Other		(187,984)		(188,012)

Total	~~W~~	(1,049,494)	~~W~~	(1,050,481)

As of June 30, 2016 and December 31, 2015, details of treasury stock are as follows:

	June 30, 2016		December 31, 2015
Number of shares		16,272,796		16,262,008
Amounts (in millions of Korean won)	~~W~~	866,854	~~W~~	866,156

Treasury stock is expected to be used for the stock compensation for the Company’s directors and employees, and other purposes.

18.	Operating Revenues

Operating revenues for the three-month and six-month periods ended June 30, 2016 and 2015, are as follows:

(in millions of Korean won)	2016				2015
	Three months		Six months		Three months		Six months
Services provided	~~W~~	3,735,947	~~W~~	7,379,851	~~W~~	3,648,029	~~W~~	7,175,309
Sales of goods		467,591		1,024,543		549,044		1,155,207

Total	~~W~~	4,203,538	~~W~~	8,404,394	~~W~~	4,197,073	~~W~~	8,330,516

34

KT Corporation

Notes to Interim Separate Financial Statements

June 30, 2016 and 2015 (Unaudited), and December 31, 2015

19.	Operating Expenses

Operating expenses for the three-month and six-month periods ended June 30, 2016 and 2015, are as follows:

(in millions of Korean won)	2016				2015
	Three months		Six months		Three months		Six months
Salaries and wages	~~W~~	492,137	~~W~~	992,603	~~W~~	474,042	~~W~~	946,774
Depreciation		628,122		1,256,484		632,990		1,270,237
Amortization		117,057		235,288		122,815		245,916
Commissions		372,420		733,456		388,677		742,047
Interconnection charges		193,145		385,361		163,215		344,548
International interconnection fee		55,526		110,634		64,413		125,187
Purchase of inventories		576,439		1,315,466		743,605		1,681,420
Changes of inventories		107,952		88,126		47,996		(27,434)
Sales commission		525,311		1,026,767		485,341		949,012
Purchase of contents		99,382		213,971		75,510		165,545
Utilities		68,616		144,725		70,160		141,921
Taxes and dues		43,503		101,149		54,167		111,853
Rent		105,508		211,724		107,986		220,347
Insurance		56,792		111,380		48,614		93,561
Installation fee		96,565		192,340		99,684		193,168
Advertising expenses		50,676		92,483		43,368		77,969
Research and development expenses		37,829		81,363		40,124		85,021
Others		254,614		501,903		249,183		465,009

Total	~~W~~	3,881,594	~~W~~	7,795,223	~~W~~	3,911,890	~~W~~	7,832,101

35

KT Corporation

Notes to Interim Separate Financial Statements

June 30, 2016 and 2015 (Unaudited), and December 31, 2015

Details of employee benefits for the three-month and six-month periods ended June 30, 2016 and 2015, are as follows:

(in millions of Korean won)	2016				2015
	Three months		Six months		Three months		Six months
Short-term employee benefits	~~W~~	450,899	~~W~~	899,882	~~W~~	435,034	~~W~~	868,043
Post-employment benefits (defined benefit)		31,295		62,303		32,198		64,445
Post-employment benefits (defined contribution)		9,006		22,067		5,896		12,128
Post-employment benefits (others)		2		7,379		11		348
Share-based payment		935		972		903		1,810

Total	~~W~~	492,137	~~W~~	992,603	~~W~~	474,042	~~W~~	946,774

20.	Other Income and Expenses

Other income for the three-month and six-month periods ended June 30, 2016 and 2015, consists of:

(in millions of Korean won)	2016				2015
	Three months		Six months		Three months		Six months
Gain on disposal of property and equipment	~~W~~	4,186	~~W~~	13,680	~~W~~	3,139	~~W~~	9,100
Gain on disposal of intangible assets		953		1,602		448		1,147
Compensation on property and equipment		25,690		40,661		51,074		69,419
Gain on disposal of investments in subsidiaries, associates and joint ventures[1]		1		1		418,635		418,635
Dividends received		3,344		153,475		13,478		99,320
Gain on government subsidies		4,102		8,375		1,886		4,041
Others[2]		4,461		11,933		6,868		227,333

Total	~~W~~	42,737	~~W~~	229,727	~~W~~	495,528	~~W~~	828,995

[1]	Gain on disposal of the shares of KT Rental, held as investments in subsidiaries, amounting to \ 418,630 million was included for the six-month periods ended June 30, 2015.
[2]	Gain on transaction of financial asset at fair value through profit or loss amounting to ~~W~~172,671 million was included for the six-month periods ended June 30, 2015

36

KT Corporation

Notes to Interim Separate Financial Statements

June 30, 2016 and 2015 (Unaudited), and December 31, 2015

Other expenses for the three-month and six-month periods ended June 30, 2016 and 2015, consist of:

(in millions of Korean won)	2016				2015
	Three months		Six months		Three months		Six months
Loss on disposal of property and equipment	~~W~~	28,885	~~W~~	48,228	~~W~~	34,723	~~W~~	75,961
Loss on disposal of intangible assets		2,777		10,183		23,716		27,026
Loss on disposal of investments in subsidiaries, associates and joint ventures		—		—		8,282		8,283
Donation		14,205		22,324		10,864		16,958
Others		18,479		32,381		38,501		50,654

Total	~~W~~	64,346	~~W~~	113,116	~~W~~	116,086	~~W~~	178,882

21.	Finance Income and Costs

Finance income for the three-month and six-month periods ended June 30, 2016 and 2015, is as follows:

(in millions of Korean won)	2016				2015
	Three months		Six months		Three months		Six months
Interest income	~~W~~	12,145	~~W~~	28,287	~~W~~	10,821	~~W~~	25,545
Foreign currency transaction gain		8,804		13,516		1,290		3,633
Foreign currency translation gain		(24,590)		13,358		3,122		6,968
Gain on settlement of derivatives		—		8,329		—		—
Gain on valuation of derivatives		23,182		35,003		33,339		43,487
Others		465		11,666		5,846		7,562

Total	~~W~~	20,006	~~W~~	110,159	~~W~~	54,418	~~W~~	87,195

37

KT Corporation

Notes to Interim Separate Financial Statements

June 30, 2016 and 2015 (Unaudited), and December 31, 2015

Finance costs for the three-month and six-month periods ended June 30, 2016 and 2015, are as follows:

(in millions of Korean won)	2016				2015
	Three months		Six months		Three months		Six months
Interest expenses	~~W~~	82,061	~~W~~	172,308	~~W~~	101,040	~~W~~	205,327
Foreign currency transaction loss		3,200		13,897		1,936		4,297
Foreign currency translation loss		19,385		38,708		48,377		63,301
Loss on settlement of derivatives		—		—		—		273
Loss on valuation of derivatives		(19,146)		11,571		933		5,936
Loss on disposal of trade receivables		5,176		8,289		275		1,494
Others		—		54		33,211		33,271

Total	~~W~~	90,676	~~W~~	244,827	~~W~~	185,772	~~W~~	313,899

22.	Earnings per Share

Basic earnings per share is calculated by dividing the profit for the period by the weighted average number of common stocks in issue during the period, excluding common stocks purchased by the Company and held as treasury stock.

Basic earnings per share for the three-month and six-month periods ended June 30, 2016 and 2015, is calculated as follows:

	2016				2015
	Three months		Six months		Three months		Six months
Net income attributable to common stock (in millions of Korean won)	~~W~~	201,325	~~W~~	479,943	~~W~~	406,171	~~W~~	695,150
Weighted average number of common stock outstanding		244,842,924		244,846,362		244,855,517		244,859,092
Basic earnings per share (in Korean won)		822		1,960		1,659		2,839

Diluted earnings per share is calculated by adjusting the weighted average number of common stocks outstanding to assume conversion of all dilutive potential common stocks. The Company has dilutive potential common stocks from other share-based payments.

38

KT Corporation

Notes to Interim Separate Financial Statements

June 30, 2016 and 2015 (Unaudited), and December 31, 2015

Diluted earnings per share for the three-month and six-month periods ended June 30, 2016 and 2015, is calculated as follows:

	2016				2015
	Three months		Six months		Three months		Six months
Net income attributable to common stock (in millions of Korean won)	~~W~~	201,325	~~W~~	479,943	~~W~~	406,171	~~W~~	695,150
Adjusted net income attributable to common stock (in millions of Korean won)		201,325		479,943		406,171		695,150
Number of dilutive potential common shares outstanding		1,349		2,535		1,454		2,227
Weighted-average number of common shares outstanding and dilutive common shares		244,844,273		244,848,897		244,856,971		244,861,319
Diluted earnings per share (in Korean won)		822		1,960		1,659		2,839

Diluted earnings per share is calculated by dividing adjusted profit for the period by the sum of the number of common stocks and dilutive potential common stocks. Certain other share-based payments have no dilutive effect and are excluded from the calculation of diluted earnings per share.

39

KT Corporation

Notes to Interim Separate Financial Statements

June 30, 2016 and 2015 (Unaudited), and December 31, 2015

23.	Cash Generated from Operations

Cash flows from operating activities for the six-month periods ended June 30, 2016 and 2015, are as follows:

(in millions of Korean won)	2016		2015
1. Profit for the period	~~W~~	479,943	~~W~~	695,150
2. Adjustments to reconcile net income
Income tax expense		111,171		226,674
Interest income		(28,287)		(25,545)
Interest expense		172,308		205,327
Dividends income		(153,673)		(99,855)
Depreciation		1,278,107		1,291,388
Amortization of intangible assets		244,621		258,394
Provisions for post-employment benefits (defined benefits)		67,726		69,691
Bad debts expense		46,493		84,775
Gain on disposal of investments in subsidiaries, associates and joint ventures		(1)		(410,352)
Loss on disposal of property and equipment		34,548		66,861
Loss on disposal of intangible assets		8,581		25,879
Foreign currency translation loss		25,350		56,333
Gain on valuation of derivatives, net		(31,761)		(209,949)
Impairment loss on of available-for-sale securities		—		1,328
Gain on disposal of available-for-sale securities		(11,468)		(7,026)
Others		(7,630)		40,494
3. Changes in operating assets and liabilities
Decrease in trade receivables		198,149		46,182
Decrease (increase) in other receivables		49,067		(14,295)
Increase in current other assets		(50,136)		(51,939)
Decrease in non-current other assets		2,007		2,980
Decrease (increase) in inventories		87,119		(62,178)
Decrease in trade payables		(10,174)		(36,156)
Decrease in other payables		(14,461)		(224,120)
Increase in current other liabilities		19,429		11,425
Increase in non-current other liabilities		9,059		4,153
Decrease in accrued provisions		(7,407)		(2,638)
Decrease in deferred revenue		(45,313)		(37,120)
Post-employment benefits paid (defined benefits)		(10,516)		(83,634)
Decrease in plan assets		12,931		55,047

4. Cash generated from operations (1+2+3)	~~W~~	2,475,782	~~W~~	1,877,274

40

KT Corporation

Notes to Interim Separate Financial Statements

June 30, 2016 and 2015 (Unaudited), and December 31, 2015

Significant transactions not affecting cash flows for the six-month periods ended June 30, 2016 and 2015, are as follows:

(in millions of Korean won)	2016		2015
Reclassification of borrowings	~~W~~	1,458,122	~~W~~	856,128
Transfer of construction-in-progress to property and equipment		558,553		741,567
Decrease in accounts payable of property and equipment		421,823		411,300
Decrease in accounts payable of defined benefit liabilities		32		43,908
Decrease in accounts payable of plan assets		32		34,207
Reclassification of investments in subsidiaries to available-for-sale financial assets		—		172,434
Impact of change in investments in subsidiaries, associates and joint ventures to available-for-sale financial assets due to the merger		—		(80,000)
Increase in assets due to the merger of a subsidiary		—		106,718
Increase in liabilities due to the merger of a subsidiary		—		68,033

41

KT Corporation

Notes to Interim Separate Financial Statements

June 30, 2016 and 2015 (Unaudited), and December 31, 2015

24.	Related Party Transactions

The list of related parties of the Company as of June 30, 2016, is as follows:

Relationship	Related parties
Subsidiaries	KT Hitel Co., Ltd., Ktcs Corporation, Ktis Corporation, KT Service Bukbu Co., Ltd., KT Service Nambu Co., Ltd., KT Powertel Co., Ltd., KT Linkus Co., Ltd., KT Telecop Co., Ltd., KT Innoedu Co., Ltd., KTDS Co., Ltd., Nasmedia, Inc., KT M Hows Co., Ltd., KT M&S Co., Ltd., KT Music Corporation, KT Estate Inc., KT Skylife Co., Ltd., H&C Network, KTSB Data service, KT Sat Co., Ltd., KT Submarine Co., Ltd., KT Sports Co., Ltd., KT New Business Fund No.1, KTC Media Contents Fund 2, KT Strategic Investment Fund No.1, KT Strategic Investment Fund No.2, KT Music Contents Fund 1, Korea Telecom America, Inc., Korea Telecom Japan Co., Ltd., Korea Telecom China Co., Ltd., KT Dutch B.V., PT. KT Indonesia, KT AMC, KT Commerce Inc., BC Card Co., Ltd., VP Inc., BC Card China Co., Ltd., Skylife TV Co., Ltd., Initech Co., Ltd., Smartro Co., Ltd., East Telecom LLC, Super iMax LLC, NEXR Co., Ltd., Olleh Rwanda Networks Ltd., KT Belgium, KT ORS Belgium, KT-Michigan Global Contents Fund, Autopion Co., Ltd., KBTO sp.zo.o, Africa Olleh Services Ltd., KT M mobile, KT investment Co., Ltd, Ngenebio, PT. BCCard Asia Pacific, Smart Channel Co., Ltd., Whowho&Company Co., Ltd., KT Hongkong Telecommunications Co., Ltd., K-Realty Japan REIT 2
Associates and joint ventures

Korea Information & Technology Investment Fund, KT Wibro Infra Co., Ltd., K-REALTY CR REIT 1, Mongolian Telecommunications, KT-SB Venture Investment Fund, Boston Global Film & Contents Fund L.P., QTT Global (Group) Company Limited, CU Industrial Development Co., Ltd, HooH Healthcare Inc., KD Living, Inc., ChungHo EZ-Cash Co., Ltd., MOS GS Co., Ltd., MOS Daegu Co., Ltd., MOS Chungcheong Co., Ltd., MOS Gangnam Co., Ltd., MOS GB Co., Ltd., MOS BS Co., Ltd., MOS Honam Co., Ltd., Oscar Ent. Co., Ltd., Texno Pro Sistem, KT-CKP New Media Investment Fund, LoginD Co., Ltd., K-REALTY CR-REIT 6, ISU-kth Contents Fund L.P., Daiwon Broadcasting Co., Ltd., KT-DSC creative economy youth start-up investment fund, Gyeonggi-KT Green Growth Fund, Korea Electronic Vehicle Charging Service,

PT.MitraTransaksiIndonesia, K-REALTY RENTAL HOUSING REIT 2

The related receivables and payables as of June 30, 2016 and December 31, 2015, are as follows:

(in millions of Korean won)	June 30, 2016
	Receivables						Payables
	Trade receivables		Loans		Other receivables		Trade payables		Other payables
Subsidiaries
KT Linkus Co., Ltd.	~~W~~	612	~~W~~	—	~~W~~	50	~~W~~	—	~~W~~	14,955
KT Telecop Co., Ltd.		841		—		132		1,067		3,114
Ktcs Corporation		840		94		26		—		31,948
Ktis Corporation		1,107		—		419		—		37,112
KT Service Bukbu Co., Ltd.		37		—		33		—		15,643

42

KT Corporation

Notes to Interim Separate Financial Statements

June 30, 2016 and 2015 (Unaudited), and December 31, 2015

(in millions of Korean won)	June 30, 2016
	Receivables						Payables
	Trade receivables		Loans		Other receivables		Trade payables		Other payables
KT Service Nambu Co., Ltd.		409		—		5		—		16,535
KT Skylife Co., Ltd.		2,565		—		26		—		9,914
KTDS Co., Ltd.		1,076		—		5,755		—		49,423
KT Estate Inc.		235		—		43,548		—		24,752
BC Card Co., Ltd.		1,223		—		6,043		—		1,289
KT Sat Co., Ltd.		359		—		36		—		101
KT Hitel Co., Ltd.		1,184		—		791		16,696		4,493
KT Commerce Inc.		71		—		—		—		42,714
KT M&S Co., Ltd.		123		—		225		—		94,794
KT Music Corporation		120		—		372		—		4,481
KT M mobile		3,792		—		1,057		—		155
Smart Channel Co., Ltd. [1]		8,347		46,914		38,399		—		—
Others		21,385		5,600		6,866		967		12,794
Associates
KT WiBro Infra Co., Ltd.		—		—		—		—		39,254
K-REALTY CR REIT 1		—		—		33,800		—		—
MOS GS Co., Ltd.		4		—		1		—		1,403
MOS Daegu Co., Ltd.		1		—		—		—		1,014
MOS Chungcheong Co., Ltd.		—		—		—		—		1,097
MOS Gangnam Co., Ltd.		2		—		1		—		1,114
MOS GB Co., Ltd.		2		—		1		—		1,741
MOS BS Co., Ltd.		1		—		1		—		1,201
MOS Honam Co., Ltd.		1		—		—		—		1,275
Others		57		—		36		3		5

Total	~~W~~	44,394	~~W~~	52,608	~~W~~	137,623	~~W~~	18,733	~~W~~	412,321

[1]	For the six-month periods ended June 30, 2016, the Company provided allowance for doubtful accounts of ~~W~~85,313 million against loans and other receivables from Smart Channel Co., Ltd.

43

KT Corporation

Notes to Interim Separate Financial Statements

June 30, 2016 and 2015 (Unaudited), and December 31, 2015

(in millions of Korean won)	December 31, 2015
	Receivables						Payables
	Trade receivables		Loans		Other receivables		Trade payables		Other payables
Subsidiaries
KT Linkus Co., Ltd.	~~W~~	1,207	~~W~~	—	~~W~~	5	~~W~~	—	~~W~~	15,570
KT Telecop Co., Ltd.		768		—		123		15,928		3,013
KTCS Corporation		153		161		223		—		21,915
KTIS Corporation		548		—		282		—		43,961
KT Service Bukbu Co., Ltd.		49		—		28		—		1,200
KT Service Nambu Co., Ltd.		43		—		1		—		733
KT Skylife Co., Ltd.		4,744		—		47		—		14,137
KTDS Co., Ltd.		703		—		6,903		—		57,107
KT Estate Inc.		2,042		—		44,019		—		28,153
BC Card Co., Ltd.		3,771		—		207		—		2,049
KT Sat Co., Ltd.		199		—		8		—		231
KT Hitel Co., Ltd.		1,177		—		132		15,026		6,797
KT Commerce Inc.		44		—		202		5,848		102,626
KT M&S Co., Ltd.		57		—		9		—		72,627
KT Music Corporation		379		—		38		—		8,637
KT M mobile		498		—		550		—		258
Others		15,489		6,995		2,116		2,585		12,788
Associates
KT WiBro Infra Co., Ltd.		—		—		—		895		85,612
Smart Channel Co., Ltd.[1]		8,684		46,914		39,950		—		1,308
K-REALTY CR REIT 1		—		—		34,200		—		—
MOS GS Co., Ltd.		4		—		1		—		1,454
MOS Daegu Co., Ltd.		1		—		—		—		1,051
MOS Chungcheong Co., Ltd.		1		—		1		—		1,184
MOS Gangnam Co., Ltd.		2		—		1		—		—
MOS GB Co., Ltd.		1		—		1		—		2,801
MOS BS Co., Ltd.		1		—		1		—		1,066
MOS Honam Co., Ltd.		1		—		—		—		1,793
Others		98		—		5		18		181

Total	~~W~~	40,664	~~W~~	54,070	~~W~~	129,053	~~W~~	40,300	~~W~~	488,252

[1]	For the year ended December 31, 2015, the Company provided allowance for doubtful accounts of ~~W~~86,864 million against loans and other receivables from Smart Channel Co., Ltd.

44

KT Corporation

Notes to Interim Separate Financial Statements

June 30, 2016 and 2015 (Unaudited), and December 31, 2015

Significant transactions with related parties for the six-month periods ended June 30, 2016 and 2015, are as follows:

(in millions of Korean won)	2016
	Sales				Purchases
	Operating		Other		Operating
	revenue		income		expenses		Others[1]
Subsidiaries
KT Linkus Co., Ltd.	~~W~~	4,206	~~W~~	50	~~W~~	31,656	~~W~~	298
KT Telecop Co., Ltd.		6,624		1		6,428		288
KTCS Corporation		20,773		—		166,122		—
KTIS Corporation		24,377		—		134,694		—
KT Service Bukbu Co., Ltd.		7,359		—		81,407		—
KT Service Nambu Co., Ltd.		7,806		—		102,153		10
KT Skylife Co., Ltd.		11,237		—		20,339		4
KTDS Co., Ltd.		7,145		—		100,588		90,809
KT Estate Inc.		1,120		—		98,148		347
BC Card Co., Ltd.		7,618		—		9,785		—
KT Sat Co., Ltd.		2,218		—		9,682		12
KT Hitel Co., Ltd.		4,108		—		28,851		3,688
KT Commerce Inc.		566		—		139,716		44
KT M&S Co., Ltd.		198,964		—		94,185		—
KT Music Corporation		2,046		—		17,658		22
KT M mobile		23,192		—		1,595		—
Smart Channel Co., Ltd. [2]		439		—		—		—
Others		16,807		186		35,400		1,156
Associates and joint ventures
KT WiBro Infra Co., Ltd.		5		—		—		195
Smart Channel Co., Ltd. [3]		766		—		—		—
K-REALTY CR REIT 1		—		—		18,820		—
MOS GS Co., Ltd.		281		—		7,448		920
MOS Daegu Co., Ltd.		92		—		5,378		250
MOS Chungcheong Co., Ltd.		114		—		5,581		471
MOS Gangnam Co., Ltd.		133		—		7,019		587
MOS GB Co., Ltd.		298		—		9,522		796
MOS BS Co., Ltd.		95		—		6,894		327
MOS Honam Co., Ltd.		135		—		6,431		401
Others		514		60		2,374		20

Total	~~W~~	349,038	~~W~~	297	~~W~~	1,147,874	~~W~~	100,645

45

KT Corporation

Notes to Interim Separate Financial Statements

June 30, 2016 and 2015 (Unaudited), and December 31, 2015

[1]	Amount includes acquisition of property and equipment and others.
[2]	Transactions for the six-month periods ended June 30, 2016, after Smart Channel Co., Ltd. was included in consolidation scope.
[3]	Transactions for the six-month periods ended June 30, 2016, before Smart Channel Co., Ltd. was included in consolidation scope.

(in millions of Korean won)	2015
	Sales				Purchases
	Operating revenue		Other income		Operating expenses		Others[1]
Subsidiaries
KT Linkus Co., Ltd.	~~W~~	4,874	~~W~~	—	~~W~~	31,145	~~W~~	158
KT Capital Co., Ltd.		240		276		—		1,078
KT Telecop Co., Ltd.		7,703		—		3,817		—
Ktcs Corporation		39,162		12		141,981		—
Ktis Corporation		40,616		12		142,373		2
KT Skylife Co., Ltd.		12,159		—		21,664		—
KTDS Co., Ltd.		5,937		—		119,683		39,021
KT Estate Inc.		559		1		92,009		628
BC Card Co., Ltd.		8,822		—		9,231		2
KT Rental		1,480		—		18,500		4,347
KT Auto Lease Corporation		53		—		548		2,509
KT Media Hub Co., Ltd.		3,787		—		61,159		—
KT Sat Co., Ltd.		3,591		1		10,113		—
KT Hitel Co., Ltd.		3,659		166		20,177		968
KT Commerce Inc.		917		—		136,381		9,636
KT M&S Co., Ltd.		372,854		135		104,329		52
KT Music Corporation		950		—		13,079		—
KT M mobile		1,083		—		89		—
Others		16,205		158		33,648		3,028
Associates
KT Service Bukbu (formerly Information Technology Solution Bukbu Corporation)		2,141		—		28,527		—
Information Technology Solution Nambu Corporation		2,707		—		24,015		—
Information Technology Solution Seobu Corporation		2,323		1		20,019		—
Information Technology Solution Busan Corporation		1,496		—		14,039		—

46

KT Corporation

Notes to Interim Separate Financial Statements

June 30, 2016 and 2015 (Unaudited), and December 31, 2015

(in millions of Korean won)	2015
	Sales				Purchases
	Operating revenue		Other income		Operating expenses		Others[1]
KT Service Nambu (formerly Information Technology Solution Jungbu Corporation)		1,972		—		20,810		5
Information Technology Solution Honam Corporation		2,050		—		27,995		1,476
Information Technology Solution Daegu Corporation		1,255		—		18,245		20
KT WiBro Infra Co., Ltd.		5		—		—		407
Smart Channel Co., Ltd.		3,440		—		—		—
K-REALTY CR REIT 1		—		—		19,191		—
MOS GS Co., Ltd.		319		—		7,342		598
MOS Daegu Co., Ltd.		69		—		5,179		210
MOS Chungcheong Co., Ltd.		115		—		5,551		85
MOS Gangnam Co., Ltd.		119		—		7,006		421
MOS GB Co., Ltd.		304		—		9,293		574
MOS BS Co., Ltd.		116		—		7,103		317
MOS Honam Co., Ltd.		138		—		6,188		3
Others		1,166		—		3,620		6

Total	~~W~~	544,386	~~W~~	762	~~W~~	1,184,049	~~W~~	65,551

[1]	Amount includes acquisition of property and equipment and others.

Key management compensation for the six-month periods ended June 30, 2016 and 2015 consists of:

(in millions of Korean won)	2016		2015
Salaries and other short-term benefits	~~W~~	1,288	~~W~~	1,173
Provision for severance benefits		207		175
Compensation expenses		499		484

Total	~~W~~	1,994	~~W~~	1,832

47

KT Corporation

Notes to Interim Separate Financial Statements

June 30, 2016 and 2015 (Unaudited), and December 31, 2015

Fund transactions with related parties for the six-month periods ended June 30, 2016 and 2015, are as follows:

(in millions of Korean won)	2016
	Loan transactions		Borrowing transactions		Equity contributions in cash		Dividend income
	Repayment		Repayment
Subsidiaries
KTCS Corporation	~~W~~	—	~~W~~	67	~~W~~	—	~~W~~	318
Autopion Co., Ltd.		—		100		—		—
KT M Hows Co., Ltd		—		—		3,450		—
KT-Michigan Global Contents Fund		—		—		6,280		—
KT Hongkong Telecommunications Co. Ltd		—		—		460		—
KT Submarine Co., Ltd		—		—		—		404
Ktis Corporation		—		—		—		1,020
KT Skylife Co., Ltd		—		—		—		8,368
KTDS Co., Ltd		—		—		—		7,920
KT Estate Inc.		—		—		—		29,408
BC Card Co., Ltd.		—		—		—		84,444
KT Sat Co., Ltd.		—		—		—		14,500
Nasmedia, Inc.		—		—		—		1,347
Associates and joint ventures
KT-DSC creative economy youth start-up investment fund		—		—		2,400		—
K-REALTY CR REIT 1		—		—		—		2,336
KIF-IMM IT Investment Fund		—		—		—		3,201
MOS GS Co., Ltd.		—		—		—		8
MOS Daegu Co., Ltd.		—		—		—		8
MOS Chungcheong Co., Ltd.		—		—		—		8
MOS Gangnam Co., Ltd.		—		—		—		10
MOS GB Co., Ltd.		—		—		—		12
MOS BS Co., Ltd.		—		—		—		10
MOS Honam Co., Ltd.		—		—		—		10

Total	~~W~~	—	~~W~~	167	~~W~~	12,590	~~W~~	153,332

48

KT Corporation

Notes to Interim Separate Financial Statements

June 30, 2016 and 2015 (Unaudited), and December 31, 2015

(in millions of Korean won)	2015
	Loan transactions		Borrowing transactions		Equity contributions in cash		Dividends income
	Loans		Repayment

Subsidiaries

Best Partners Co., Ltd.	~~W~~	—	~~W~~	—	~~W~~	130	~~W~~	—

KT Capital Co., Ltd.		—		49,316		—		—

KT Innoedu Co., Ltd.		—		—		2,939		—

KT Sports Co., Ltd.		—		—		600		—

KT M mobile		—		—		100,000		—

Korea Telecom Japan Co., Ltd.		—		—		4,891		—

KBTO sp.zo.o.		1,295		—		—		—

Ktcs Corporation		—		—		—		381

KT Powertel Co., Ltd.		—		—		—		909

KT Submarine Co., Ltd.		—		—		—		970

KT Skylife Co., Ltd.		—		—		—		8,368

KT Estate Inc.		—		—		—		19,291

BC Card Co., Ltd.		—		—		—		51,707

Nasmedia, Inc.		—		—		—		1,085

Ktis Corporation		—		—		—		1,224

Associates and joint ventures
KT-DSC creative economy youth start-up investment fund		—		—		1,200		—

KIF-IMM IT Investment Fund		—		—		—		1,107

Exdell Corporation		—		—		—		13
KT Service Bukbu (formerly Information Technology Solution Bukbu Corporation)		—		—		—		9
Information Technology Solution Nambu Corporation		—		—		—		9
Information Technology Solution Seobu Corporation		—		—		—		9
Information Technology Solution Busan Corporation		—		—		—		9
KT Service Nambu (formerly Information Technology Solution Jungbu Corporation)		—		—		—		9
Information Technology Solution Honam Corporation		—		—		—		9
Information Technology Solution Daegu Corporation		—		—		—		9
KT-SB Venture Investment Fund		—		—		—		—

K-REALTY CR REIT 1		—		—		—		1,761
Mongolian Telecommunications		—		—		—		35

MOS GS Co., Ltd.		—		—		—		8

MOS Daegu Co., Ltd.		—		—		—		8

49

KT Corporation

Notes to Interim Separate Financial Statements

June 30, 2016 and 2015 (Unaudited), and December 31, 2015

(in millions of Korean won)	2015
	Loan transactions		Borrowing transactions		Equity contributions in cash		Dividends income
	Loans		Repayment

MOS Chungcheong Co., Ltd.		—		—		—		8

MOS Gangnam Co., Ltd.		—		—		—		10

MOS GB Co., Ltd.		—		—		—		16

MOS BS Co., Ltd.		—		—		—		10

MOS Honam Co., Ltd.		—		—		—		10

Total	~~W~~	1,295	~~W~~	49,316	~~W~~	109,760	~~W~~	86,984

Payment guarantees and collaterals provided by the Company

The Company does not provide guarantee to or receive guarantee from any related parties.

50

KT Corporation

Notes to Interim Separate Financial Statements

June 30, 2016 and 2015 (Unaudited), and December 31, 2015

25.	Fair Value

There are no significant changes in business and economic environments that affect the fair value of financial assets and liabilities.

(1) Fair Value by Financial Instruments Category

Carrying values and fair values of the financial instruments by category as of June 30, 2016 and December 31, 2015, are as follows:

(in millions of Korean won)	June 30, 2016				December 31, 2015
	Carrying value		Fair value		Carrying value		Fair value
Financial assets
Cash and cash equivalents[1]	~~W~~	1,710,174	~~W~~	1,710,174	~~W~~	1,126,991	~~W~~	1,126,991
Trade and other receivables[1]		3,291,523		3,291,523		3,579,298		3,579,298
Other financial assets
Derivative used for hedge		151,185		151,185		137,100		137,100
Other financial instruments[1]		20,404		20,404		8,363		8,363
Available-for-sale financial assets[2]		5,950		5,950		6,509		6,509

	~~W~~	5,179,236	~~W~~	5,179,236	~~W~~	4,858,261	~~W~~	4,858,261

Financial liabilities
Trade and other payables[1]	~~W~~	4,157,626	~~W~~	4,157,626	~~W~~	4,731,581	~~W~~	4,731,581
Borrowings		7,662,948		7,717,207		8,119,598		8,179,769
Other financial liabilities
Derivative used for hedge		5,142		5,142		57,089		57,089
Financial guarantee liability[1]		2,006		2,006		2,006		2,006

	~~W~~	11,827,722	~~W~~	11,881,981	~~W~~	12,910,274	~~W~~	12,970,445

[1]	Additional measurement of fair value is not performed because carrying value is a reasonable approximation of fair value.
[2]	Investments in equity instruments that do not have a quoted market price in an active market, and whose fair value cannot be reliably measured are not included in fair value disclosure and these are measured at cost.

51

KT Corporation

Notes to Interim Separate Financial Statements

June 30, 2016 and 2015 (Unaudited), and December 31, 2015

(2) Financial Instruments Measured at Cost

Details of equity securities measured at cost as of June 30, 2016 and December 31, 2015, are as follows:

(in millions of Korean won)	June 30, 2016		December 31, 2015
IBK-AUCTUS Green Growth Private Equity Fund	~~W~~	9,506	~~W~~	11,134
K Bank Inc.		36,500		—
WALDEN No.6 Fund		5,531		5,686
TRANSLINK No.2 Fund		9,395		10,085
Storm IV Fund		7,550		6,602
CBC II Fund		8,689		10,150
Others		21,126		17,804

Total	~~W~~	98,297	~~W~~	61,461

The range of estimated cash flows is significant and the probabilities of the various estimates cannot be reasonably assessed and therefore these instruments are measured at cost.

The Company does not have any plans to dispose of the above-mentioned equities instruments in the near future. These instruments will be measured at fair value when the Company can develop a reliable estimate of the fair value.

(3) Fair Value Hierarchy

The table below analyzes financial instruments carried at fair value through the valuation method. The different levels have been defined as follows:

•	Quoted prices (unadjusted) in active markets for identical assets or liabilities (level 1)

•	Inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly (that is, as prices) or indirectly (that is, derived from prices) (level 2)

•	Inputs for the asset or liability that are not based on observable market data (that is, unobservable inputs) (level 3)

52

KT Corporation

Notes to Interim Separate Financial Statements

June 30, 2016 and 2015 (Unaudited), and December 31, 2015

The following table presents the Company’s assets and liabilities that are measured at fair value as of June 30, 2016 and December 31, 2015:

(in millions of Korean won)	June 30, 2016
	Level 1		Level 2		Level 3		Total
Assets
Recurring fair value measurements
Other financial assets
Derivative used for hedging	~~W~~	—	~~W~~	151,185	~~W~~	—	~~W~~	151,185
Available-for-sale financial assets		5,950		—		—		5,950
Disclosed fair value
Investment in subsidiaries, associates and joint ventures		949,097		—		—		949,097

Total	~~W~~	955,047	~~W~~	151,185	~~W~~	—	~~W~~	1,106,232

Liabilities
Recurring fair value measurements
Other financial liabilities
Derivative used for hedging	~~W~~	—	~~W~~	5,142	~~W~~	—	~~W~~	5,142
Other derivative financial liability		—		—		2,006		2,006
Disclosed fair value
Borrowings		—		—		7,717,207		7,717,207

Total	~~W~~	—	~~W~~	5,142	~~W~~	7,719,213	~~W~~	7,724,355

(in millions of Korean won)	December 31, 2015
	Level 1		Level 2		Level 3		Total
Assets
Recurring fair value measurements
Other financial assets
Derivative used for hedging	~~W~~	—	~~W~~	137,100	~~W~~	—	~~W~~	137,100
Available-for-sale financial assets		6,509		—		—		6,509
Disclosed fair value
Investment in subsidiaries, associates and joint ventures		1,005,592		—		—		1,005,592

Total	~~W~~	1,012,101	~~W~~	137,100	~~W~~	—	~~W~~	1,149,201

Liabilities
Recurring fair value measurements
Other financial liabilities
Derivative used for hedging	~~W~~	—	~~W~~	57,089	~~W~~	—	~~W~~	57,089
Other derivative financial liability		—		—		2,006		2,006
Disclosed fair value
Borrowings		—		—		8,179,769		8,179,169

Total	~~W~~	—	~~W~~	57,089	~~W~~	8,181,775	~~W~~	8,238,864

53

KT Corporation

Notes to Interim Separate Financial Statements

June 30, 2016 and 2015 (Unaudited), and December 31, 2015

(4) Transfers between Fair Value Hierarchy Levels of Recurring Fair Value Measurements

There are no transfers between Level 1 and Level 2 of the fair value hierarchy for the recurring fair value measurements.

There are no changes in Level 3 of the fair value hierarchy for the recurring fair value measurements for the six-month periods ended June 30, 2016.

Details of changes in Level 3 of the fair value hierarchy for the recurring fair value measurements for the six-month periods ended June 30, 2015, are as follows:

(in millions of Korean won)	2015
	Financial assets at fair value through profit or loss				Derivative financial assets for hedging purposes
	Other derivative assets		Financial assets designated as at fair value through profit or loss

Beginning	~~W~~	4,010	~~W~~	5,556	~~W~~	7,342
Amount recognized in profit or loss[1,2]		172,671		—		2,281
Amount recognized in other comprehensive income		—		—		(795)
Settlement		(176,681)		(5,556)		—

Ending	~~W~~	—	~~W~~	—	~~W~~	8,828

[1]	Income and loss from other derivatives consist of gain on valuation of other derivatives amounting to ~~W~~172,671 million recognized in profit or loss in the statement of income.
[2]	Income and loss from derivative financial assets for hedging purpose consist of gain (or loss) on valuation derivatives reflected in the statement of income.

54

KT Corporation

Notes to Interim Separate Financial Statements

June 30, 2016 and 2015 (Unaudited), and December 31, 2015

(5) Valuation Technique and the Inputs

Valuation techniques and inputs used in the recurring, non-recurring fair value measurements and disclosed fair values categorized within Level 2 and Level 3 of the fair value hierarchy as of June 30, 2016 and December 31, 2015, are as follows:

(in millions of Korean won)	June 30, 2016
	Fair value	Level	Valuation techniques
Assets
Recurring fair value measurements
Other financial assets
Derivative used for hedging	151,185	2	DCF Model
Liabilities
Recurring fair value measurements
Other financial liabilities
Derivative used for hedging	5,142	2	DCF Model
Other derivative financial liability	2,006	3	DCF Model, Comparable Company Analysis
Disclosed fair value
Borrowings	7,717,207	3	DCF Model

(in millions of Korean won)	December 31, 2015
	Fair value	Level	Valuation techniques
Assets
Recurring fair value measurements
Other financial assets
Derivative used for hedging	137,100	2	DCF Model
Liabilities
Recurring fair value measurements
Other financial liabilities
Derivative used for hedging	57,089	2	DCF Model
Other derivative financial liability	2,006	3	DCF Model, Comparable Company Analysis
Disclosed fair value
Borrowings	8,179,769	3	DCF Model

55

KT Corporation

Notes to Interim Separate Financial Statements

June 30, 2016 and 2015 (Unaudited), and December 31, 2015

(6) Valuation Processes for Fair Value Measurements Categorized within Level 3

The Company uses external experts who perform the fair value measurements required for financial reporting purposes. External experts report directly to the Company’s financial officer of the financial & accounting department and discusses valuation processes and results with the financial officer in line with the Company’s reporting dates.

(7) Gain and Loss on Valuation at the Transaction Date

If the Company uses a valuation technique that incorporates data not obtained from observable markets for the fair value at initial recognition of the derivative financial instrument, there may be a difference between the transaction price and the amount determined using that valuation technique (Day 1 profit and loss). In these circumstances, the fair value of the financial instrument is recognized as transaction price and the difference is amortized by using the straight-line method during the transaction period of the financial instrument. If the fair value of the financial instrument is subsequently determined using observable market inputs, the remaining deferred amount is recognized in profit or loss in the statement of income.

26.	Merger with a Subsidiary

(1) KT Media Hub Co., Ltd.

The Company merged with KT Media Hub Co., Ltd., a subsidiary, in the manner of the small merger, as approved by the Board of Directors.

Overview of the merger is as follows:

	Surviving Company	Merged Company
Name of entity	KT Corporation	KT Media Hub Co., Ltd.
Location	90, Buljeong-ro, Bundang-gu, Seongnam-si, Gyeonggi-do, Korea	369, Gangnam-daero, Seocho-gu, Seoul, Korea
CEO	Hwang, Changgyu	Nam, Gyutaek
Entity type	Listed entity	Non-listed entity

KT Corporation, the surviving company, did not issue or allocate new stocks as KT Corporation owns 100% shares of KT Media Hub Co., Ltd.

56

KT Corporation

Notes to Interim Separate Financial Statements

June 30, 2016 and 2015 (Unaudited), and December 31, 2015

The Company recognized the identifiable assets and liabilities transferred at their carrying value and the details are as follows:

(in millions of Korean won)	Amount
Decrease in investment in subsidiaries and associates	~~W~~	80,000

Recognized amounts of identifiable assets and liabilities
Cash and cash equivalents	~~W~~	66,513
Trade and other receivables (current)		75,993
Other financial assets (current)		568
Other current assets		390
Other financial assets (non-current)		3
Trade and other receivables (non-current)		6,000
Property and equipment		9,671
Intangible assets		12,678
Deferred tax assets		1,415
Trade and other payables (current)		(63,840)
Financial lease liabilities (current)		(472)
Current tax liabilities		(1,151)
Other current liabilities		(511)
Net defined benefit liabilities		(2,059)

		105,198

Amount recognized as equity[1]	~~W~~	25,198

[1]	The differences between the carrying amount of interests held before the merger and the carrying amount of net identifiable assets acquired in the merger is recognized as capital adjustments.

27.	Events after the Reporting Period

(1) Subsequent to June 30, 2016, the Company has issued following bonds:

(in thousands of USD)	Issue date	Total par value		Coupon rate	Maturity date	Maturity Method

2016 Global Bond	July 18, 2016	USD	400,000	2.50%	July 18, 2026	Lump sum payment at maturity

(2) On August 2, 2016, the Company has invested additional 100 billion won to KT M mobile Co., Ltd. as approved by the Board of Directors on July 28, 2016.

57